UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 15 February 2019
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Salient features
2.036
million ounces of
Attributable gold production
Gruyere 89% complete. First
ore through the crusher in
Q1 2019
AISC and AIC below original
guidance
US$981
per ounce
All-in sustaining costs
Restructuring of South Deep
complete
Damang life extension project
ahead of plan
US$1,173
per ounce
All-in costs
Production ahead of revised
guidance (9 November 2018)
and within 4% of original
guidance (excluding Asanko)
Positive Salares Norte feasibility
completed
JOHANNESBURG. 15 February 2019:
Gold Fields Limited (NYSE & JSE: GFI) announced normalised profit from continuing operations of US$27 million for the year ended December 2018 compared with normalised profit of US$154 million for the year ended December 2017.
A final dividend number 89 of 20 SA cents per share (gross) is payable on 18 March 2019, giving a total dividend for the year ended December 2018 of 40 SA cents per share (gross).
Statement by Nick Holland,
Chief Executive Officer
of Gold Fields
2018 in review
2018 marked the second year of the
reinvestment programme embarked on by
Gold Fields at the end of 2016. The key
driver of the reinvestment plan was to
ensure that our portfolio of mines continues
to generate cash sustainably into the
foreseeable future, by lowering group all-in
costs and extending the average mine life.

Having spent total project capital of
US$502m over the past two years, primarily
on Damang and Gruyere, Gold Fields is now
on track to ensure that our international
operations will be producing over 2Moz a
year for the next decade. This milestone is
expected to be reached for the first time in
2019 as Damang grows production;
Gruyere commences production and our
Asanko JV contributes for the full year.
Gold Fields is expected to increase
production by 4% to 7% in 2019.
The longer-term future of the Group also
looks positive as we continue to invest in
near-mine exploration at our Australian
mines, which yet again enabled us to put
back into reserves what was depleted last
year and add beyond that. A positive
feasibility study for the Salares Norte
project has been completed and a maiden
reserve of 3.5Moz has been declared.

While South Deep had a difficult year, the
large scale restructuring completed at the
end of 2018, places the mine on an
improved footing from which to gradually
build-up production, having removed over
R800m out of our cost base and R400m of
capital expenditure with a significantly
reduced footprint.

During 2018, we have seen a continued
improvement in our health and safety
performance as stringent safety culture and
standards become entrenched at our
operations and projects. Gold Fields’ Total
Recordable Injury Frequency Rate (TRIFR)
fell below two recordable injuries per million
hours worked for the first time in 2018, a
24% YoY improvement and the lowest level
ever recorded for the Group. However, we
still recorded one fatality last year (three in
2017), which served as a tragic reminder
that we have lots more work to do to
eliminate all fatalities and further reduce
injuries.

Attributable gold equivalent production for
2018 was 2.04Moz (FY17: 2.16Moz),
exceeding revised guidance of 2.00Moz.

2018
MEDIA
RELEASE
REVIEWED RESULTS
Year ended 31 December 2018

Gold Fields 2018 RESULTS

All-in sustaining costs (AISC) and all-in costs (AIC) were US$981/oz
(FY17: US$955/oz) and US$1,173/oz (FY17: US$1,088/oz),
respectively, both below the lower end of the guidance range provided in February 2018 – AISC: US$990-1,010/oz and AIC:
US$1,190-1,210/oz. All operations, apart from South Deep,
exceeded guidance for the year, once again highlighting the quality of the portfolio, with these operations being higher on production and lower on costs.

Headline earnings for 2018 were US$61m or US$0.07 per share
(2017: US$210m or US$0.26 per share). Net loss for the year was
US$348m or US$0.42 per share (2017: US$19m or US$0.02 per
share). Normalised profit for the year was US$27m or US$0.03 per share (2017: US$154m or US$0.19 per share).

In line with our dividend policy of paying out 25% to 35% of net earnings as dividends, we declared a final dividend of 20 SA cents per share. This takes the total dividend for the year to 40 SA cents per share (FY 2017: 90 SA cents per share).

As expected, 2018 was another higher capital expenditure year, with a total of US$814m spent in the year given that 2018 was the peak year of capital spend on new projects. As a result, the net cash outflow for the year was US$132m, compared to US$2m in 2017.
Mine cash flow for the year, which excludes project capital, was
US$334m, compared to US$441m in 2017.

Largely on the back of the net cash outflow for the year and the
US$165m payment for the acquisition of the 45% in Asanko Gold
Mine, the net debt at 31 December 2018 increased to US$1,612m, compared to US$1,303m at the end of FY 2017. This implies a net debt to adjusted EBITDA of 1.45x, compared to 1.03x at the end of
December 2017 and well within our covenant of 2.5x. This increase was anticipated, given the significant spend on projects in 2018, however, we expect the net debt to adjusted EBITDA ratio to reduce in 2019.

Despite the heavy capital expenditure over the past two years, Gold
Fields balance sheet remains in a comfortable position. As the group continuously reviews its funding and maturity profile, it is considering opportunities to access the US$ international bond markets primarily to refinance its debt facilities – including potentially the US$1bn
4.875% 144A/RegS bond maturing in October 2020.
Update on the projects
Damang Reinvestment project
The reinvestment project, which commenced on 23 December 2016, continued to track well against plan during 2018. Total tonnes mined were 45.9Mt (2017: 39.7Mt) in 2018 vs. the project schedule of
41.5Mt, driven by a good performance by both of the contractors
(BCM and E&P). Gold produced of 180.8koz (2017: 143.6koz) was
13% higher than guidance of 160.0koz, underpinned by high-grade material from the Amoanda pit, while AIC of US$1,506/oz (2017:
US$1,827/oz) was below guidance of US$1,520/oz. Project capital of US$125m was spent during 2018, on top of the US$115m spent during 2017.

The project is on track to begin sourcing higher-grade ore from the
Saddle area of the DPCB early in 2019 and then reach the reef horizon of the main pit in early 2020. The Amoanda pit has been the main ore source during the cutback of the main Damang pit, with positive grade reconciliation from Amoanda being a key driver to the outperformance of the project over the past 24 months.

The Far East Tailings Storage Facility (FETSF), which will provide cost effective life of mine tailings capacity of 44Mt, was
commissioned during Q4 2017, on time and within budget.
Decommissioning of the East Tailings Storage Facility (ETSF)
commenced during Q1 2018, and was completed during 2018, with all tailings now being deposited on the FETSF.

Gruyere
During 2018, the JV partners announced a slight delay to project completion and an increase in the final forecast capital (FFC) cost estimate. First gold is now expected to be poured during the June
2019 quarter (previously the March 2019 quarter) whilst the FCC estimate is A$621m, a 17% increase from the previous FCC estimate of A$532m.

As at end-December 2018, engineering was largely complete, whilst construction progress was 86.7% vs. budget of 86.4%, with all major equipment and materials for effective construction already delivered to site. During 2018, civil works on the tailings storage facility and installation of the tailings decant recovery pipelines were completed and the power station was fully commissioned. All civil and concrete works for the process plant were completed by year-end, with structural steel, plate steel and tankage nearing completion. Post year-end, the remaining work focused on piping, electrical and instrumentation and delivery of plant systems for commissioning of the plant which is expected during Q2 2019.

Mining contractor, Downer EDI, began mobilising their workforce during Q1 2018 to begin construction of the mining infrastructure.
Mining activities commenced in November 2018, focusing on
completing the pre-strip and second stage ROM pad development.
First ore was mined and crushed post year-end.

During 2018, A$306m (US$230m) (100% basis) was spent on the
project, bringing the cumulative costs incurred as at end-December
2018 to A$492m (US$374m). The remaining project capital of
A$129m (US$97m) (100% basis) has been budgeted for 2019, the majority of which will be spent during the first half of the year.

First gold is forecast for Q2 2019 with production of 59koz (Gold
Fields 50% share) forecast for the year. A relatively quick ramp up is anticipated, with steady state run rate expected by year-end.
Salares Norte
The feasibility study for the project was completed and peer reviewed during 2018. The key elements of the feasibility study include:
· Initial 11.5-year life of mine
· Annual throughput of 2mt
· Life of mine production of 4.0Moz gold equivalent which will be front-end loaded
· Annual production of 355koz gold equivalent over life of mine
(annual production of 450koz for first 7 years)
· AISC of US$545 per gold equivalent ounce (AISC of US$465/oz for first 7 years)
· Project capital of US$850m (+/-5%)
· IRR of 25% at US$1,300/oz gold price with a 2.2 year payback period, from commencement of first production
· NPV is US$654m (discount rate 7.5%) from full notice to proceed
· Strip ratio 13.9 (including pre-strip) and 11.7 (excluding pre-strip)
In December 2018, Gold Fields updated the project's Mineral
Resources and Reserves, reporting a total Mineral Resource of
25.6Mt of gold at a grade of 4.76g/t to give 3.9Moz, and 43.7Moz of silver at an average grade of 53.1g/t. More pertinently, a maiden
Reserve has been declared with 3.5Moz of gold (21.1Mt at 5.1g/t)
and 39.3Moz of silver at 57.9g/t.

The project envisages open pit operations with a processing plant that includes both CIP and Merrill Crowe processes, due to the high silver content. In addition, given the scarcity of water in the area, dry stack tailings are expected to be used.

Gold Fields 2018 RESULTS
The Environmental Impact Assessment (EIA) was accepted for
review on 11 July 2018. Gold Fields anticipates the EIA review to take
18 – 24 months to complete. Given the declaration of the maiden reserve together with the positive results of the feasibility study, management is confident that the project will be developed.
However there is sufficient time to consider funding options and whether or not to bring in a partner to develop the asset.
Regional performance in FY 2018
Australia
Gold Fields’ Australian operations delivered another strong
operational performance in 2018. Gold production at 886koz was better than full year guidance of 865koz, with Granny Smith, St Ives and Agnew all outperforming both production and cost guidance.
Production was 5% lower than in 2017 (935koz), which included three quarters of production from Darlot. AIC for the region was 4%
higher YoY at A$1,262/oz (FY17: A$1,210/oz) but marginally higher in US$ terms at US$926/oz (FY17: US$948/oz). The region had
another strong year of cash generation, with net cash inflow of
US$194m (FY17: US$189m), excluding Gruyere capital.

In an important development for Agnew, Gold Fields made the
decision to invest in a new camp (we previously rented rooms from
BHP Billiton in Leinster 26 km away from site) and hybrid power station on site. The first buildings for the camp arrived on 15
December 2018 and construction commenced in January 2019.
Commissioning of 450 rooms and the central facilities is targeted for
May 2019. The new power station will entail a combination of gas, solar and wind power generation. Commissioning of the gas and solar components is scheduled for June 2019, with wind generation to follow in Q1 2020.

West Africa
Attributable gold production from the West Africa region, which includes Asanko Gold Mine’s (AGM) contribution from 1 August
2018, increased 6% to 680koz (FY17: 639koz). Excluding the AGM contribution, attributable production would have decreased by 1%
to 635koz, however this was 4% ahead of guidance for the year.
Damang materially outperformed guidance of 160koz, producing
181koz due to continued outperformance from the Amoanda pit. AIC for the region decreased by 2% to US$1,098/oz (FY17:
US$1,119/oz), and beat guidance of US$1,100/oz. The good cost performance was mainly due to lower net operating costs and lower sustaining capital expenditure, partially offset by lower gold sold and higher project capital at Damang. Despite the increase in project capital at Damang (US$125m in FY18 vs. US$115m in FY17), the region generated net cash flow of US$24m (FY17: US$64m).

During the year, Tarkwa transitioned from owner mining to contractor mining in an attempt to address cost inflation in the region. The mining contract was demarcated into two zones and awarded to two local contractors: BCM for Zone 1 (Pepe, Mantraim, Atuabo and
Teberebe Pits) and E&P for Zone 2 (Akontansi and Kottraverchy Pits).
BCM mobilised and started operations in Zone 1 on 24 March 2018, with E&P following in the Zone 2 area on 7 April 2018. As part of the tender process, the contractors undertook to purchase all fleet from
Gold Fields, which largely covered the retrenchment costs incurred through the process.

South America
Cerro Corona in Peru had another solid year in 2018, with attributable gold-equivalent production of 313koz (2017: 305koz). This was 12%
higher than the gold-equivalent production guidance for the year of
280koz, underpinned by the higher copper price ratio and higher copper production due to a higher copper head grade as a result of higher grade areas mined. AISC and AIC were US$282/oz in 2018 compared to US$203/oz in 2017 and, on a gold equivalent basis,
US$699/oz in 2018 (2017: US$673/oz). The increase in AISC and
AIC was primarily due to lower by-product credits, lower gold sold and higher cost of sales before amortisation and depreciation. Both
AISC and AIC comfortably beat guidance for the year of US$585/oz and, on a gold equivalent basis US$810/oz. On the back of the strong operating performance, Cerro Corona generated net cash flow of US$114m (FY17: US$117m).

South Africa
South Deep got off to a tough start in 2018, with production in Q1
2018 impacted by a slow build up after the seasonal holidays, two labour restructuring processes that took place at the end of 2017 and during Q1 2018, and a change in the underground working shift arrangements implemented in an attempt to increase productivity. In addition, low mobile equipment reliability, the intersection of active geological features (faults and dykes) in the high-grade corridor 3 and poor ground conditions in the even higher grade composites (far western part of the orebody) slowed production rates. Production was further impacted by a 22-day DMR related safety stoppage during April 2018. As a result of these factors, guidance for the mine was downgraded to 7,600kg (244koz) with the release of our Q1
2018 production update on 25 April 2018, from the original guidance of 10,000kg (321koz).

Despite the two restructuring processes, South Deep continued to face a number of organisational and structural challenges that directly affected performance during Q2 2018, with production during the quarter only marginally higher than Q1 2018 at 1,518kg
(49koz). As a result, on 14 August 2018, Gold Fields announced a material restructuring of the mine, to right-size the cost base to match existing levels of output.

As part of the restructuring, Gold Fields served a Section 189 notice to its trade unions (the NUM and UASA) on 14 August 2018. The consultation period ended on 31 October 2018 and Gold Fields formally served the NUM and UASA with a list of employees that were to be given notice of termination as per the Section 189 process. The majority union (NUM) embarked on a strike on 2
November 2018 which lasted six weeks. The NUM eventually
suspended the strike on 18 December 2018 and signed a settlement agreement. Through the restructuring, a total of 1,092 permanent employees exited the business, of which 904 were retrenched, 183 opted for voluntary separation packages and five resigned. Gold
Fields also reduced its underground fleet through the restructuring, with the aim of decongesting the working areas. In this regard, the number of Cat 1 machines was reduced by 33% from 98 to 66 (drill rigs, loaders and trucks).

Given the slow start to the year together with the impacts of the strike with very little production in Q4 2018, South Deep’s production decreased 44% YoY to 4,885kg (157koz) and was 36% below
revised guidance of 7,600kg (244koz). AIC of R854,049/kg were also significantly higher than expected (guidance: R540,000/kg)
underpinned by the significantly lower amount of gold sold during the year. The mine recorded a net cash outflow of R1,891m
(US$141m) which includes R148m in retrenchment payments.

In the wake of the restructuring, which has seen our employee workforce fall by 38% from 3,983 to 2,460 and the number of
contractors from 2,294 to 1,725, we are in a position to significantly reduce South Deep’s pre-restructuring cash-burn during 2019. We expect to build-up gradually to a sustainable production profile from this restructured position. The key enablers for sustainable improvements at South Deep are:
· Accelerate backfill placement
· More robust and timely ground support
· Improved drill and blast to improve stope design and reduce
· underbreak and overbreak
· Improved fleet availability and utilisation
· Flatter organisational structure

Gold Fields 2018 RESULTS

· Rigorous performance management linked to line of sight
  performance
· Improved stakeholder management, including government,
  unions and surrounding communities.

Asanko JV
In March 2018, Gold Fields entered into an agreement to form a
50:50 incorporated joint venture (JV) with Asanko Gold. In the deal which went unconditional on 31 July 2018, Gold Fields acquired a
50% stake in Asanko Gold Ghana’s 90% interest in the Asanko Gold
Mine (AGM), associated properties and exploration rights in Ghana.
While Asanko remains operators of the asset, a JV committee has been established in which Gold Fields actively contributes from a geotechnical, modelling and planning perspective.

The purchase consideration included an upfront payment of
US$165m and a deferred payment of US$20m payable on the earlier of an agreed Esaase development milestone or 31 December 2019.
In addition, Gold Fields purchased 9.9% of Asanko Gold’s issued equity through a private placement for a total consideration on
US$17.6m.

During 2018, AGM produced 223koz (100% basis) at an AISC of
US$1,069/oz and AIC of US$1,175/oz. Guidance for 2019 is
225,000oz to 245,000oz (100% basis) at AISC of US$1,040/oz to
US$1,060/oz and AIC of US$1,090/oz to US$1,110/oz. Included in
the guidance is first production from oxide material from the Esaase deposit which will be trucked to the processing plant.

Mineral Reserves
Gold Fields has increased its focus on growing its Reserve base outside of South Africa. During 2018, there were some significant developments in this regard, including:
· A maiden gold equivalent reserve of 4.0Moz was declared at
  Salares Norte in Chile
· There was a 0.3Moz (4% YoY) increase in the Australian region’s reserves, net of depletion. Notably, this includes an 11% YoY increase in St Ives’ reserves net of depletion
· There was a net decrease of 4.6Moz at South Deep due to
  geotechnical re-design, adjusted loss factors and an increased cut-off grade

As at end-2018, 20.5Moz of Gold Fields’ Reserves (excluding Gold
Fields’ 45% interest in the Asanko Gold Mine) were outside South
Africa, representing 41% of the Group’s Reserve base.
Managed
Attributable
December 2018
Gold equivalent resources
Moz
140.5
108.2
Gold equivalent reserves
Moz
54.0
50.3
December 2017
Gold equivalent resources
Moz
148.6
115.6
Gold equivalent reserves
Moz
54.9
50.8
Metal prices used for equivalent ounces:
Gold US$1,200/oz
Copper US$2.8/lb
Silver US$17.50/oz
The metallurgical recovery rate has not been applied to the conversion
Eskom power crisis
We note that Eskom is in a crisis, placing the whole country at risk.
While there is no silver bullet, we want security of supply restored, especially for the mining industry. South Deep is currently operating below capacity, which does provide the mine with some flexibility on power usage. We have short, medium and long-term strategies in place to mitigate the risk, including, scheduling of activities, additional off-grid power and longer term renewables. We continue to engage through industrial associations to provide assistance where possible.

2019 outlook and guidance
2019 is set to be an important year for Gold Fields, with the Damang project approaching completion and Gruyere commencing
production. In addition, Asanko will contribute for a full year for the first time since acquisition. This will allow the Group to increase production by 4 – 7% in 2019. This also means that our capital expenditure will fall quite aggressively through 2019 and the amount of project capex reduces. The year will however, be one of two halves, with both production and cash flow being weighted to 2H
2019.

For 2019, Gold Fields has undertaken certain gold price hedging, in order to secure short-term cash flow and protect the balance sheet from the volatility of the gold price as we complete our investment phase and ramp up the projects.

Attributable equivalent gold production for the Group for 2019 is expected to be between 2.13Moz and 2.18Moz. AISC is expected to be between US$980/oz and US$995/oz. AIC is planned to be
between US$1,075/oz and US$1,095/oz. These expectations
assume exchange rates of R/US$:13.80 and A$/US$:0.75.

Production for South Deep is expected to be 6,000kg (193koz), with
AIC of R610,000/kg (US$1,372/oz).

Capital expenditure for the Group is planned at US$633m.
Sustaining capital expenditure for the Group is planned at US$490m and growth capital expenditure is planned at US$143m. The
US$143m growth capital expenditure comprises US$69m for
Damang and A$99m (US$74m) for Gruyere. Expenditure on Salares
Norte is expected to be US$57m in 2019. The capital expenditure above excludes the Group’s share of Asanko’s total capital
expenditure of US$25m for 2019.

N.J. Holland
Chief Executive Officer
15 February 2019

STOCK DATA FOR THE YEAR ENDED 31 DECEMBER 2018
Number of shares in issue
NYSE – (GFI)
– at 31 December 2018 821,532,707
Range – Year US$2.43 – US$3.56
– average for the year 821,532,707
Average Volume – year 4,519,927 shares/day
Free Float 100 per cent
JSE LIMITED – (GFI)
ADR Ratio 1:1
Range – Year ZAR32.90 – ZAR56.49
Bloomberg/Reuters GFISJ/GFLJ.J
Average Volume – year 2,263,467 shares/day

Gold Fields 2018 RESULTS

Key Statistics
United States Dollars
Quarter
Year ended
Figures are in millions unless otherwise stated
December
2018
September
2018
December
2017
2018
2017
Gold produced attributable* oz (000) 509 533 546
2,036 2,160
Continuing operations 509 533 546
2,036 2,121
Discontinued operations − − −
− 39
Tonnes milled/treated 000
8,571
8,878 8,450
34,110
34,492
Continuing operations 8,571 8,878 8,450
34,110 34,154
Discontinued operations − − −
− 338
Revenue US$/oz 1,212 1,184 1,275
1,251 1,255
Continuing operations 1,212 1,184 1,275
1,251 1,255
Discontinued operations − − −
− 1,252
Cost of sales before gold inventory
change and amortisation and
depreciation
US$/tonne 43
41 43
42
43
Continuing operations 43 41 43
42 42
Discontinued operations − −
−
− 137
All-in sustaining costs
#
US$/oz 1,016 977 959
981 955
Continuing operations 1,016 977 959
981 945
Discontinued operations − − −
− 1,432
Total all-in cost
#
US$/oz 1,213 1,140 1,115
1,173 1,088
Continuing operations 1,213 1,140 1,115
1,173 1,081
Discontinued operations
−
− −
−
1,432
Net debt US$m 1,612 1,564 1,303
1,612 1,303
Net debt to EBITDA ratio
1.45 1.03
Cash flow from operating activities** US$
(132) (2)
Continuing operations
(132) (2)
Discontinued operations
− −
(Loss)/profit
US$m
(348.2)
(18.7)
Continuing operations
(348.2) (31.8)
Discontinued operations
− 13.1
(Loss)/profit US c.p.s.
(42) (2)
Continuing operations
(42) (4)
Discontinued operations
− 2
Headline earnings/(loss) US$m
60.6 209.9
Continuing operations
60.6 212.3
Discontinued operations
− (2.4)
Headline earnings US c.p.s.
7 26
Continuing operations
7 26
Discontinued operations
− −
Normalised profit/(loss)
US$m
26.9
153.8
Continuing operations
26.9 157.3
Discontinued operations
− (3.5)
Normalised profit US c.p.s.
3 19
Continuing operations
3 19
Discontinued operations
− −
* Gold produced in this table is attributable and includes Gold Fields share of 45 per cent in Asanko.
** Cash flow from operating activities (net of tax) less net capital expenditure, environmental payments and finance lease payments.
#
Refer to page 30 and 31.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent), Cerro Corona in Peru (99.5 per cent) and Asanko JV (45 per cent equity share).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7 per cent of Group production.
Figures may not add as they are rounded independently.

Gold Fields 2018 RESULTS

Certain forward looking statements
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the
Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’
financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Such forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "anticipates", "aims", "continues", "expects",
"hopes", "may", "will", "would" or "could" or, in each case, their negative or other various or comparable terminology.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold
Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgment of the senior management of Gold
Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
· overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
· changes in assumptions underlying Gold Fields’ mineral reserve estimates;
· the ability of the Group to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
· the ability of the Group to achieve anticipated efficiencies and other cost savings as a result of measures such as retrenchments;
   the ability of the Group to achieve anticipated production cost estimates at existing operations, projects or joint ventures as outlined in this report or as otherwise disclosed;
· the success of the Group’s business strategy, development activities and other initiatives;
· the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
· decreases in the market price of gold or copper;
· the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Fields’ operations, projects or joint ventures;
· the occurrence of work stoppages related to health and safety incidents at Gold Fields’ operations, projects or joint ventures;
· the Group’s loss of senior management or inability to hire or retain employees;
· fluctuations in exchange rates, currency devaluations and other macro-economic monetary policies;
· ongoing or future labour disruptions and industrial actions at Gold Fields’ operations, projects or joint ventures;
· power cost increases as well as power stoppages, fluctuations and usage constraints;
· supply chain shortages and increases in the prices of production imports;
· the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;
· the adequacy of the Group’s insurance coverage;
· the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
· changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting Gold Fields’ mining and mineral rights;
· fraud, bribery or corruption at Gold Fields’ operations, projects or joint ventures that leads to censure, penalties or negative reputational impacts; and
· political instability in South Africa, Ghana, Peru or regionally in Africa or South America.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Gold Fields 2018 RESULTS

Results for the Group
Safety
Sadly, South Deep recorded a fatality during October 2018 which was a machine related incident. This is the first fatality South Deep has recorded since February 2017 and was also the only fatality reported for the Group in 2018. The Group’s fatality injury
frequency rate improved from 0.05 in 2017 to 0.02 in 2018. The
total recordable injury frequency rate (TRIFR)    for the Group
1
improved by 24 per cent from 2.42 in 2017 to 1.83 in 2018, the best achieved by the Group.

The strategy of the Group will focus on eliminating fatalities and serious injuries. In addition, an increased focus is being put on leading indicators to take safety to the next level, including increased visible leadership, reporting and close out of hazards and full roll out of critical control management through design, engineering and procedural control, as well as behaviour change.

The CEO, executives and senior managers from all regions met in
October 2018 to develop a group-wide safety strategy. While the details are being fine-tuned, it was agreed that the strategy’s pillars should be: safety leadership, safe behaviour and systems and processes. The forum agreed that implementing a courageous
safety leadership programme would refocus and strengthen our safety efforts and complement existing programmes. Stuart
Matthews, our Group Head of Australia, will be responsible for leading this global effort to finalise and guide the strategy’s group-
wide rollout.
1   Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost Time
Injuries
2
+ Restricted Work Injuries
3
+ Medically Treated Injuries
4
) x 1,000,000/ number
of man-hours worked.
2   A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury.
The employee or contractor is unable to perform any functions.
3   A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.
4   A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.
For the year ended 31 December 2018
compared with year ended 31 December
2017
Revenue
Attributable equivalent gold production decreased by 6 per cent from 2.160 million ounces in 2017 to 2.036 million ounces in 2018, almost exclusively due to the decline in production at South Deep.

Gold production at South Deep in South Africa, decreased by 44 per cent from 8,748 kilograms (281,300 ounces) to 4,885 kilograms
(157,100 ounces).

Attributable gold production at the West African operations
increased by 6 per cent from 639,000 ounces in 2017 to 679,700 ounces in 2018 due to higher production at Damang as well as the inclusion of 44,500 ounces from Asanko for the five months ending
December 2018. This was partially offset by lower production at
Tarkwa. Attributable equivalent gold production at Cerro Corona in Peru increased by 2 per cent from 305,200 ounces in 2017 to
312,500 ounces in 2018. Gold production at the Australian
operations decreased by 5 per cent from 934,600 ounces in 2017 to 886,400 ounces in 2018 due to marginally lower production at
Agnew and Granny Smith, partially offset by higher production at
St Ives but mainly due to the exclusion of Darlot in 2018. The
934,600 ounces in 2017, included 39,200 ounces for nine months only at the discontinued operation, Darlot.

At the South Africa region, production at South Deep decreased by 44 per cent from 8,748 kilograms (281,300 ounces) in 2017 to
4,885 kilograms (157,100 ounces) in 2018 due to decreased
volumes and grades. This was mainly due to the industrial action, the restructuring process as well as the fatal accident, further exacerbated by poor ground conditions in the high grade areas of the mine.

At the West Africa region, managed gold production at Tarkwa decreased by 7 per cent from 566,400 ounces in 2017 to 524,900 ounces in 2018 mainly due to lower volumes mined in line with the
2018 planned strategy to reduce mining and optimise margins and cash flow. At Damang, managed gold production increased by 26 per cent from 143,600 ounces in 2017 to 180,800 ounces in 2018 mainly due to higher head grade and yield. Production at Asanko amounted to 44,500 ounces for the 5 months ended December
2018.

At the South America region, total managed gold equivalent
production at Cerro Corona increased by 2 per cent from 306,700 ounces in 2017 to 314,100 ounces in 2018 mainly due to the higher copper price relative to the gold price (price factor) and higher copper production as a result of higher copper head grade.

At the Australia region, St Ives’ gold production increased by 1 per cent from 363,900 ounces in 2017 to 366,900 ounces in 2018. At
Agnew, gold production decreased by 1 per cent from 241,200
ounces in 2017 to 239,100 ounces in 2018 mainly due to
decreased ore processed. At Granny Smith, gold production
decreased by 3 per cent from 290,300 ounces in 2017 to 280,400 ounces in 2018 due to lower grades mined. In 2017, gold
production at Darlot amounted to 39,200 ounces for the nine
months to September 2017.

The average US dollar gold price achieved by the Group decreased marginally from US$1,255 per equivalent ounce in 2017 to
US$1,251 per equivalent ounce in 2018. The average rand gold price decreased by 1 per cent from R538,344 per kilogram to
R531,253 per kilogram. The average Australian dollar gold price increased by 3 per cent from A$1,640 per ounce to A$1,694 per ounce. The average US dollar gold price for the Ghanaian
operations (including Asanko) increased by 1 per cent from
US$1,255 per ounce in 2017 to US$1,265 per ounce in 2018. The average equivalent US dollar gold price, net of treatment and refining charges, for Cerro Corona decreased by 6 per cent from
US$1,252 per equivalent ounce in 2017 to US$1,174 per
equivalent ounce in 2018. The average US dollar/Rand exchange rate strengthened by 1 per cent from R13.33 in 2017 to R13.20 in
2018. The average Australian/US dollar exchange rate weakened by 3 per cent from A$1.00 = US$0.77 in 2017 to A$1.00 = US$0.75 in 2018.

Revenue decreased by 7 per cent from US$2,762 million in 2017 to US$2,578 million in 2018 due to the lower ounces sold.
Cost of sales before amortisation and depreciation
Cost of sales before amortisation and depreciation increased by 1 per cent from US$1,357 million in 2017 to US$1,375 million in
2018.

At the South Africa region, at South Deep, cost of sales before amortisation and depreciation decreased by 12 per cent from
R4,062 million (US$305 million) in 2017 to R3,586 million (US$272 million) in 2018 mainly due to lower production as a result of

Gold Fields 2018 RESULTS

industrial action, lower expenditure on consumables, contractors, labour and utility costs, partially offset by a R127 million (US$10 million) gold inventory charge to cost in 2018 compared with a credit to cost of R21 million (US$2 million) in 2017.

At the West Africa region, cost of sales before amortisation and depreciation increased by 10 per cent from US$428 million in 2017 to US$471 million in 2018. At Tarkwa, cost of sales before
amortisation and depreciation, increased by 1 per cent from
US$306 million to US$309 million due to a gold-in-process charge to cost, partially offset by lower mining costs in line with lower operational tonnes mined. The US$10 million gold-in-process
charge to costs in 2018 compared with a credit to costs of US$42 million in 2017. In 2017, higher volumes were mined and
stockpiled. At Damang, cost of sales before amortisation and depreciation, increased by 2 per cent from US$122 million in 2017 to US$124 million in 2018 mainly due to higher operating tonnes mined, partially offset by a gold-in-process credit to costs of
US$19 million in 2018 compared with a charge to costs of US$1 million in 2017. Cost of sales before amortisation and depreciation at Asanko amounted to US$37 million in 2018.

At the South America region, at Cerro Corona, cost of sales before amortisation and depreciation increased marginally from US$154 million in 2017 to US$155 million in 2018 mainly due to higher tonnes mined in 2018.

At the Australia region, cost of sales before amortisation and depreciation increased by 13 per cent from A$613 million (US$469 million) in 2017 to A$690 million (US$516 million) in 2018. At St
Ives, cost of sales before amortisation and depreciation, increased by 20 per cent from A$207 million (US$159 million) in 2017 to
A$249 million (US$186 million) in 2018 mainly due to increased underground mining cost as a result of increased ore tonnes
mined, less cheaper open pit tonnes mined, increased processing maintenance cost and a lower gold inventory credit to costs.

At Agnew, cost of sales before amortisation and depreciation, increased by 10 per cent from A$197 million (US$150 million) in
2017 to A$216 million (US$162 million) in 2018 mainly due to increased mining cost and a gold-in-process charge to cost of A$2 million (US$2 million) in 2018 compared with a credit to costs of
A$6 million (US$5 million) in 2017. At Granny Smith, cost of sales before amortisation and depreciation, increased by 7 per cent from
A$210 million (US$160 million) in 2017 to A$225 million (US$168 million) in 2018 mainly due to increased mining cost as a result of mining deeper zones.
Amortisation and depreciation
Amortisation and depreciation for the Group decreased by 11 per cent from US$748 million in 2017 to US$668 million in 2018. This decrease was mainly due to the increase in reserves at Cerro
Corona in line with the life extension and at South Deep due to lower production.
Other
Net interest expense for the Group increased by 6 per cent from
US$63 million in 2017 to US$67 million in 2018. Interest expense of US$92 million was partially offset by interest income of US$8 million and interest capitalised of US$17 million. In 2017 interest expense of US$92 million was partially offset by interest income of
US$6 million and interest capitalised of US$23 million.

The share of equity accounted losses increased from US$1 million in 2017 to US$13 million in 2018 mainly due to the US$12 million write-off of deferred costs and other non-recoverable amounts at
Far Southeast project (FSE) as well as a loss of US$1 million related to the Group’s share of equity accounted loss on Asanko.
The gain on foreign exchange of US$6 million in 2018 compared with a loss of US$4 million in 2017. These gains and losses on foreign exchange related to the conversion of offshore cash
holdings into their functional currencies.

The gain on financial instruments decreased by 38 per cent from
US$34 million 2017 to US$21 million 2018. In 2018, the US$21 million comprised US$17 million on hedges and US$4 million on the mark to market on warrants. The US$17 million included
US$54 million realised gains, partially offset by US$37 million unrealised losses. The gold hedge gains are analysed as follows:
at the Australian operations (a loss of US$5 million/A$5 million), the
Ghanaian operations (a gain of US$22 million) and South Deep (a loss of US$3 million/R43 million). It also included realised and unrealised gains and losses on the oil hedges taken out at the
Ghanaian and Australian operations (a gain of US$2 million and
US$1 million/A$2 million, respectively), as well as the copper hedge taken out at Cerro Corona (gain of US$9 million). In
addition, a currency hedge taken out at the Australian operations resulted in a loss of US$9 million (A$12 million).

Share-based payments for the Group increased by 41 per cent
from US$27 million in 2017 to US$38 million in 2018 and related to the current valuation of the share scheme and changes in its composition. Long-term employee benefits decreased by 80 per cent from US$5 million to US$1 million due to the current valuation of the plan.

Other costs for the Group increased by 25 per cent from US$44 million to US$55 million.
Exploration and project costs
Exploration and project costs decreased by 5 per cent from
US$110 million in 2017 to US$104 million in 2018 mainly due a decrease in the write-off of brownfields exploration costs at the
Australian operations from A$64 million (US$48 million) in 2017 to
A$51 million (US$38 million) in 2018, partially offset by an increase in expenditure at Salares Norte from US$53 million in 2017 to
US$61 million in 2018. The write-off of brownfields exploration is a non-cash item. The balance of US$5 million mainly related to various exploration office costs.
Non-recurring items
Non-recurring expenses of US$633 million in 2018 compared with
US$224 million in 2017.

The non-recurring expenses for 2018 included:
·
impairment of R6.471 billion (US$482 million) in respect of the
South Deep cash-generating unit. The after tax impairment
was R4.819 billion (US$359 million). The impairment was
recognised in June 2018 and given that impairment indicators still existed at 31 December 2018, a further impairment
assessment was performed.

There were no further impairments at 31 December 2018 using the following assumptions:
·
Gold price of R525,000 per kilogram for 2019 and
R550,000 per kilogram thereafter;
·
Reserve ounces used in discounted cash flow of 32.4
million ounces;
·
Resource price of US$17 per ounce at a Rand/US dollar
exchange rate of R14.63;
·
Resource ounces of 24.5 million ounces;
·
Life of mine 75 years; and
·
Nominal discount rate of 13.5 per cent.
·
·
restructuring costs at Tarkwa (US$89 million) with the
transition to contractor mining;
restructuring costs at Damang (US$14 million);

Gold Fields 2018 RESULTS
·
·
·
·
·
·
restructuring costs at South Deep (US$11 million/R148
million);
losses on the sale of mining fleet and heavy machinery
equipment and inventory at Tarkwa as part of the transition to contractor mining, amounted to US$38 million and US$9
million, respectively;
silicosis provision adjustment (US$5 million/R60 million);
loss on sale of APP (US$15 million);
impairment of FSE of US$37 million. The impairment of FSE
was based on the fair value less cost of disposal of the
investment which was directly derived from the market value
of Lepanto Consolidated Mining Company; and
Gain on the acquisition of Asanko Gold mine of US$52 million.

The non-recurring expenses in 2017 included mainly:
Cash generating unit impairment of R3.495 billion (US$278
million) at South Deep. The impairment calculation is based
on the 2017 life of mine plan using the following assumptions:
·
Gold price decreased from a long-term R600,000 per
kilogram to R525,000 per kilogram;
·
Resource price decreased from R842 per ounce to R216
per ounce due to a decrease in the dollar price per ounce
from US$60 per ounce to US$17 per ounce and a stronger
Rand/Dollar exchange rate from R14.03 to R12.58. This
was partially offset by an increase in resource ounces of
3.8 million ounces from 25.2 million ounces to 29.0 million
ounces;
·
Life of mine: 77 years; and
·
Discount rate: 13.5 per cent nominal.
The above assumptions do not affect the steady state production target of circa 500,000 ounces by 2022.
Silicosis provision raised (US$30 million);
Write-off of parked fleet at Tarkwa (US$7 million);
Retrenchment costs (US$9 million) mainly at Tarkwa (US$5
million), South Deep (US$2 million) and Damang (US$2 million);
Write-off of Damang assets (US$3 million); and
Impairment of investments (US$4 million).

This was partially offset by:
Reversal of cash-generating unit impairment: gross US$53
million, tax US$15 million, net US$38 million at Cerro Corona.
The impairment calculation is based on the 2017 life of mine plan using the following assumptions:
·
Gold price 2018: US$1,200 per ounce, 2019 onwards:
US$1,300 per ounce;
·
Copper price 2018: US$2.50 per pound, 2019 onwards:
US$2.80 per pound;
·
Resource price: US$41 per ounce;
·
Life of mine: 13 years; and
·
Discount rate: 4.8 per cent.
The reversal of the impairment is due to a higher net present value as a result of the completion of a pre-feasibility study in 2017 extending the life of mine from 2023 to 2030 by optimising the tailings density and increasing tailings capacity by using in-pit tailings after mining activities end.
·
·
·
Reversal of the APP impairment (US$39 million);
Profit on the sale of Darlot (US$24 million/A$31 million); and
Lower rehabilitation provisions of US$13 million mainly at St
Ives due to a new mine closure plan (A$15 million/US$11
million).

Royalties
Government royalties for the Group increased marginally from
US$62 million in 2017 to US$63 million in 2018.
Taxation
The taxation credit for the Group of US$66 million in 2018
compared with a charge of US$173 million in 2017. Normal
taxation decreased from US$205 million to US$146 million. The deferred tax credit of US$212 million in 2018 compared with
US$32 million in 2017.

The significant deferred tax credit arose due to the taxation credit of R1.652 billion (US$123 million) on the impairment of South
Deep. In addition, as a result of the settlement of the South Deep tax dispute, Gold Fields has recognised an additional R2.708 billion (US$205 million) of capital allowances with a tax effect of
R812 million (US$62 million).
Discontinued operation – Darlot
The net loss in 2017 from the discontinued operation, Darlot, net of tax of US$13 million was a result of revenue of A$64 million
(US$49 million), cost of sales before amortisation and depreciation of A$62 million (US$47 million) with the balance relating to other costs. The revenue of A$64 million (US$49 million) related to
39,200 ounces sold at a gold price of A$1,637 per ounce
(US$1,252 per ounce).
Loss/profit
Net loss attributable to owners of the parent of US$348 million or
US$0.42 per share in 2018 compared with a loss US$19 million or
US$0.02 per share in 2017.

Headline earnings attributable to owners of the parent of US$61 million or US$0.07 per share in 2018 compared with headline
earnings of US$210 million or US$0.26 per share in 2017.

Normalised profit of US$27 million or US$0.03 per share in 2018 compared with US$154 million or US$0.19 per share in 2017.
Normalised profit
Normalised profit reconciliation for the Group is calculated as follows:
Year ended
Dec
2018
Dec
2017
Loss from continuing operations
(348.2)
(18.7)
Non-recurring items
633.1
200.4
Tax effect of non-recurring items
(171.1)
10.7
Non-controlling interest effect of non-
recurring items
(10.1)
(0.9)
(Gain)/loss on foreign exchange
(6.4)
3.7
Tax effect of (gain)/loss on foreign exchange
0.6
(1.1)
Gain on financial instruments
(21.0)
(34.8)
Tax effect of gain on financial instruments
5.7
10.9
Non-controlling interest effect of gain on
financial instruments
1.6
0.6
South Deep tax settlement
(61.5)
–
Other tax adjustments
4.2
(17.0)
Normalised profit
26.9
153.8
Normalised profit is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Non-IFRS measures such as normalised results are considered as pro forma financial information as per the JSE Listing Requirements. The pro forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only and because of its nature, normalised profit should not be considered as a representation of earnings.
This pro forma financial information has been reported on by KPMG Inc. in terms of ISAE
3420 and their unmodified report is available for inspection on the Gold Fields website
(www.goldfields.com).

Gold Fields 2018 RESULTS

Cash flow
Cash inflow from operating activities of US$613 million in 2018 compared with US$832 million in 2017, a 26 per cent decrease due to lower gold sold and higher restructuring costs.

Dividends paid/advanced of US$55 million in 2018 compared with
US$69 million in 2017. Dividends paid to owners of the parent decreased from US$63 million in 2017 to US$46 million in 2018.
Dividends paid to non-controlling interest holders of US$10 million in 2018 compared with US$6 million in 2017.

Cash outflow from investing activities decreased from US$909 million in 2017 to US$896 million in 2018 due to a decrease in sustaining capital expenditure mainly at South Deep, Tarkwa and
St Ives, partially offset by an increase in growth capital expenditure at Gruyere, Damang and South Deep. Capital expenditure
decreased from US$834 million in 2017 to US$814 million in 2018 due to lower sustaining capital expenditure as planned. Growth expenditure of US$125 million was incurred on the Damang
reinvestment project and A$180 million (US$134 million) was
incurred on Gruyere. In accordance with the Joint Venture
agreement entered into at the time of acquisition, Gold Fields will fund up to 10 per cent of the cost overrun, excluding scope
changes and force majeure costs. The Gruyere overruns of 10 per cent will be funded in 2019. This compared with growth
expenditure of US$115 million on the Damang reinvestment
project and A$106 million (US$81 million) on Gruyere. Proceeds on disposal of assets of US$79 million in 2018 compared with
US$23 million in 2017 and related to disposal of assets as part of the conversion to contractor mining at Tarkwa in 2018 and
Damang in 2017. Purchase of investments of US$19 million in
2018 compared with US$80 million in 2017. In 2018, it related mainly to the purchase of shares in Asanko.

Purchase of Asanko of US$165 million related to the Joint Venture transaction with Asanko Gold (Asanko) which was completed on
31 July 2018. Gold Fields acquired a 50 per cent stake in Asanko’s
90 per cent interest in the Asanko Gold mine in Ghana.

Proceeds on disposal of assets held for sale of US$40 million in
2018 related to the sale of APP.

Cash outflow from operating activities less net capital expenditure, environmental payments and finance lease payments of US$132
million in 2018 compared with an outflow of US$2 million in 2017.
The US$132 million outflow in 2018 comprised: US$191 million net cash generated by the seven mining operations (after royalties, taxes, capital expenditure and environmental payments), less
US$77 million of net interest paid, US$77 million for exploration mainly at Salares Norte (this excludes any mine based brownfields exploration which is included in the US$191 million above),
US$163 million (AS$218 million) at Gruyere [capital expenditure of
US$134 million (A$180 million) and an investment into working capital of US$29 million (A$38 million), mainly due to timing of cash calls from the EPC contractor], as well as US$6 million on non-
mine based costs. Included in the US$191 million above is
US$125 million capital expenditure on the Damang reinvestment project and US$18 million on South Deep growth capital
expenditure. If these two amounts are excluded, then the mining operations generated US$334 million in net cash. Adding back the negative US$141 million for South Deep, the core international operations generated US$475 million.

The US$2 million outflow in 2017 comprised: US$309 million net cash generated by the seven mining operations (after royalties, taxes, capital expenditure and environmental payments), less
US$72 million of net interest paid, US$58 million for exploration mainly at Salares Norte (this excludes any mine based brownfields exploration which is included in the US$309 million above),
US$141 million (A$184 million) at Gruyere [capital expenditure of
US$81 million (A$106 million) and an investment into working capital of US$60 million (A$78 million), mainly due to cash calls on the balance of the deferred payment balance and stamp duty], as well as US$40 million on non-mine based costs. Included in the
US$309 million above is US$115 million capital expenditure on the
Damang reinvestment project and US$17 million on South Deep
growth capital expenditure. If these two amounts are excluded, then the mining operations generated US$441 million.

In the South Africa region at South Deep, capital expenditure decreased from R1,099 million (US$82 million) in 2017 to R770 million (US$58 million) in 2018 mainly due to lower expenditure on fleet and surface infrastructure.

At the West Africa region, (excluding Asanko), capital expenditure decreased from US$313 million to US$295 million. At Tarkwa,
capital expenditure decreased from US$181 million to US$156
million due to lower capital waste stripping and lower fleet expenditure as a consequence of the revised optimised life of mine plan and the conversion from owner mining to contractor mining.
Capital expenditure at Damang increased from US$132 million to
US$139 million mainly due to higher expenditure on the Damang reinvestment project (US$125 million).

Capital expenditure at Asanko amounted to US$13 million for the
5 months ended December 2018. The Asanko capital expenditure is not included in the Group capital expenditure.

In the South America region at Cerro Corona, capital expenditure decreased from US$34 million to US$33 million mainly due to
lower expenditure on the construction of the tailings dam and waste storage facilities.

At the Australia region, capital expenditure decreased from A$414 million (US$317 million) in 2017 to A$373 million (US$279 million)
in 2018. At St Ives, capital expenditure decreased from A$204 million (US$156 million) in 2017 to A$170 million (US$127 million)
in 2018 due to lower expenditure at the open pits following
completion of activities at Invincible open pit stage 5. At Agnew, capital expenditure increased from A$96 million (US$74 million) in
2017 to A$98 million (US$73 million) in 2018. At Granny Smith, capital expenditure decreased from A$114 million (US$87 million)
in 2017 to A$105 million (US$79 million) in 2018 due to completion of the VR8 ventilation shaft in 2017.

Capital expenditure at the discontinued operation, Darlot,
amounted to A$9 million (US$7 million) in 2017.

Net cash inflow from financing activities of US$257 million in 2018 compared with US$84 million in 2017. The inflow in 2018 related to a drawdown of US$692 million, partially offset by the repayment of US$432 million on offshore and local loans and US$3 million from finance lease payments. The inflow in 2017 related to a drawdown of US$780 million, partially offset by the repayment of
US$696 million on offshore and local loans.

The net cash outflow for the Group of US$72 million in 2018
compared with US$62 million in 2017. The cash balance of
US$400 million in 2018 compared with US$479 million in 2017.
All-in sustaining and total all-in cost
The Group all-in sustaining costs increased by 3 per cent from
US$955 per ounce in 2017 to US$981 per ounce in 2018 mainly
due to lower gold sold, partially offset by lower cost of sales before amortisation and depreciation and lower sustaining capital
expenditure. Total all-in cost increased by 8 per cent from

Gold Fields 2018 RESULTS
US$1,088 per ounce in 2017 to US$1,173 per ounce in 2018 for the same reasons as for all-in sustaining costs and due to higher non-sustaining capital expenditure and higher exploration,
feasibility and evaluation costs.

In the South Africa region, at South Deep, all-in sustaining costs increased by 41 per cent from R574,406 per kilogram (US$1,340 per ounce) to R807,688 per kilogram (US$1,903 per ounce) mainly due to lower gold sold, partially offset by lower cost of sales before amortisation and depreciation and lower sustaining capital
expenditure. The total all-in cost increased by 42 per cent from
R600,109 per kilogram (US$1,400 per ounce) to R854,049 per
kilogram (US$2,012 per ounce) due to the same reasons as for all-
in sustaining costs as well as higher non-sustaining capital expenditure.

At the West Africa region, all-in sustaining costs decreased by 3 per cent from US$958 per ounce in 2017 to US$926 per ounce in
2018 mainly due to higher gold sold and lower sustaining capital expenditure, partially offset by higher cost of sales before amortisation and depreciation. Results for Asanko were included for 5 months in 2018. Total all-in cost decreased by 2 per cent from US$1,119 per ounce in 2017 to US$1,098 per ounce in 2018 due to the same reasons as for all-in sustaining costs and higher non-sustaining capital expenditure of US$125 million on the
Damang reinvestment project and US$5 million at Asanko.

At the South America region, all-in sustaining costs and total all-in cost increased by 39 per cent from US$203 per ounce to US$282 per ounce mainly due to lower gold sold, lower by-product credits, and higher cost of sales before amortisation and depreciation, partially offset by lower capital expenditure. All-in sustaining costs and total all-in cost per equivalent ounce increased by 4 per cent from US$673 per equivalent ounce to US$699 per equivalent
ounce mainly due to the same reasons as above as well as lower equivalent ounces sold.

At the Australia region, all-in sustaining costs and total all-in cost increased by 4 per cent from A$1,210 per ounce (US$926 per
ounce) in 2017 to A$1,262 per ounce (US$943 per ounce) in 2018 mainly due to higher cost of sales before amortisation and
depreciation and lower gold sold, partially offset by lower capital expenditure.
Statement of financial position
Net debt (borrowings plus the current portion of borrowings less cash and cash equivalents) increased from US$1,303 million for the year ended December 2017 to US$1,612 million for the year ended December 2018.
Net debt/adjusted EBITDA
The net debt/adjusted EBITDA ratio of 1.45 at 31 December 2018 compared with 1.03 at the end of the financial year ended 31
December 2017.

Adjusted EBITDA
Adjusted EBITDA for calculating net debt/EBITDA is based on the previous 12 months earnings, which is determined as follows in
US$ million:

Reconciliation between revenue less cost of sales before
amortisation and depreciation and adjusted EBITDA for the
year ended:
Dec
2018
Dec
2017
Revenue
2,578
2,762
Cost of sales before amortisation
and depreciation
(1,375)
(1,357)
Environmental rehabilitation interest
12
12
Exploration and project costs
(104)
(110)
Other
1
(43)
Adjusted EBITDA
1,112
1,264
Non-IFRS measures such as adjusted EBITDA are considered as pro forma financial information as per the JSE Listing Requirements. The pro forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only and because of its nature, adjusted EBITDA should not be considered a representation of earnings. Adjusted EBITDA is required to be determined in terms of the loan and revolving credit facilities agreements to evaluate compliance with covenants.
This pro forma financial information has been reported on by KPMG Inc. in terms of ISAE
3420 and their unmodified report is available for inspection on the Gold Fields website
(www.goldfields.com).

Free Cash flow margin
The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage. The FCF for the
Group for the year ended 2018 is calculated as follows:
US$’m
US$/oz
Revenue*
2,406.6
1,266
Less: Cash outflow
(2,032.6)
(1,069)
AIC
(2,228.3)
(1,172)
Adjusted for
Share-based payments
(non-cash)
37.5
20
Long-term employee benefits
(non-cash)
1.1
1
Exploration, feasibility and evaluation
costs outside of existing operations
78.2
41
Non-sustaining capital expenditure
(Damang Reinvestment and Gruyere)
272.1
143
Revenue hedge
41.7
22
LTIP payment
(17.8)
(9)
Tax paid (excluding royalties which is
included in AIC above)
(217.1)
(114)
Free cash flow**
374.0
197
FCF margin
16%
Gold sold only – 000’ounces
1,900.5
* Revenue from income statement at US$2,577.8 million less revenue from by-products in AIC at US$171.2 million equals US$2,406.6 million.
** Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 26 mainly due to working capital adjustments and non-recurring items included in the statement of cash flows.
Non-IFRS measures such as free cash flow margin are considered as pro forma financial information as per the JSE Listing Requirements. The pro forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only and because of its nature, free cash flow margin should not be considered a representation of earnings. The free cash flow margin is used as a key metric in the determination of the long-term incentive plan.
This pro forma financial information has been reported on by KPMG Inc. in terms of ISAE
3420 and their unmodified report is available for inspection on the Gold Fields website
(www.goldfields.com).

The FCF margin of 16 per cent in 2018 at a gold price of US$1,252 per ounce compared with 16 per cent in 2017 at a gold price of
US$1,259 per ounce. The FCF margin for 2018 meets the Group’s target of a 15 per cent FCF margin at a gold price of US$1,300 per ounce.

Gold Fields 2018 RESULTS

Continuing operations
South Africa region
South Deep Project
Year ended
Dec
2018
Dec
2017
Gold produced
000’oz
157.1
281.3
kg
4,885
8,748
Gold sold
000’oz
167.8
281.8
kg
5,220
8,766
Yield – underground reef
g/t
5.85
5.87
AISC
R/kg
807,688
574,406
US$/oz
1,903
1,340
AIC
R/kg
854,049
600,109
US$/oz
2,012
1,400
Regrettably, a tragic accident occurred on 12 October 2018 fatally injuring Mr. Ananias Mosololi. The mine was issued with a Section
54 instruction, halting mobile machinery and secondly to conduct an investigation. A partial upliftment was issued on 18 October
2018 with a full upliftment on 31 October 2018. 18 days of
production was either lost or significantly impacted. The fatality occurred shortly after the mine had achieved 2 million fatality free shifts following 18 months of being fatality free.

South Deep embarked on a restructuring process on 14 August
2018 as reported in the September quarter. The prescribed
consultation process was concluded on 28 October 2018
culminating in the retrenchment of 1,092 permanent employee’s and 420 contractors. The majority union, the NUM, obtained a certificate of non-resolution from the CCMA and issued a notice of intended industrial action on 31 October 2018. The protected industrial action commenced on 2 November 2018 and lasted 6
weeks. Employees participating in the industrial action blocked all roads to the mine, limiting access and the ability to continue with any mining operations. Production was therefore suspended and essential services continued on an intermittent basis when access was possible. Negotiations with all levels of the union (branch, regional and national) concluded on 18 December 2018 with the signing of a new agreement that ended the industrial action. The mine gradually resumed operations from 15 December 2018. The process had a profound impact on production with the operations suspended for 41 days with a preceding “go slow” and acts of sabotage as from the announcement of restructuring. It took an additional 8 days to start-up the underground sections post 15
December 2018.

Gold production decreased by 44 per cent from 8,748 kilograms
(281,248 ounces) in 2017 to 4,885 kilograms (157,043 ounces) in
2018 due to decreased volumes. In addition to the above-
mentioned incidences, production in 2018 was impacted by
extensive rehabilitation work in the main access ramps during the year as well as a management restructuring process conducted in the March 2018 quarter. Production was also impacted by
geotechnical constraints (associated with the previous low profile destress cuts which were converted to high profile crush pillar design) and exacerbated by geological features in front of these cuts (Fargo 2 fault in corridor 4 and the Gray ghost dyke on corridor
3). These pillars were deteriorating faster than anticipated, causing seismicity and increasingly difficult stoping and backfilling conditions. A faster stoping sequence was designed to manage the deteriorating ground conditions. To enable mining to progress in corridor 3, a bracket pillar was designed around the Grey ghost dyke. Destress is planned to commence on the opposite side of the pillar, but in the process 92,000 ounces of gold reserves were sterilised. Geotechnical conditions are expected to improve once we transition away from the low profile cuts and old pillar design.
Total underground tonnes mined decreased by 35 per cent from
1.61 million tonnes in 2017 to 1.04 million tonnes in 2018.
Underground ore tonnes mined decreased by 41 per cent from
1.42 million tonnes in 2017 to 0.84 million tonnes in 2018.
Underground reef grade increased by 3 per cent from 5.89 grams per tonne to 6.04 grams per tonne in 2018. Underground waste mined increased by 6 per cent from 188,670 tonnes to 200,492 tonnes as a result of increased footwall infrastructure, capital waste development and development to establish infrastructure for new destress cuts. Gold mined from underground decreased by 40 per cent from 8,364 kilograms (268,900 ounces) to 5,048 kilograms (162,300 ounces). Underground grade mined (ore and waste) decreased by 6 per cent from 5.20 grams per tonne in 2017 to 4.87 grams per tonne in 2018 as a result of ore tonnes mined as a percentage of total tonnes mined decreasing from 88 per cent to
81 per cent.

Total tonnes milled decreased by 37 per cent from 2.08 million tonnes in 2017 to 1.32 million tonnes in 2018. Underground ore tonnes milled decreased by 44 per cent from 1.48 million tonnes in
2017 to 0.83 million tonnes in 2018. Underground waste milled increased by 27 per cent from 165,000 tonnes to 210,000 tonnes.
Surface tailings material treated decreased by 35 per cent from
433,408 tonnes to 281,607 tonnes. Underground reef yield
decreased slightly from 5.87 grams per tonne to 5.85 grams per tonne.

Development decreased by 27 per cent from 6,897 metres in 2017 to 5,047 metres in 2018. New mine capital development (phase one, sub 95 level) increased by 1 per cent from 976 metres in 2017 to 988 metres in 2018. Capital footwall development on 100 level and below was suspended during the restructuring process in the
September quarter, as it was ahead of schedule. On reef-plane stope access development and destress cut access development decreased by 31 per cent from 5,921 metres in 2017 to 4,059
metres in 2018 due to the suspension of development activities in
87 1W and 2W in the September quarter. The suspension of
activities in the section formed part of the restructuring process.
Destress attributable square metres mined decreased by 44 per cent from 33,419 square metres in 2017 to 18,793 square metres in 2018 due to the implementation of a new support standard and related backlog catch-up together with negotiation of geological features as well as a result of the industrial action from the restructuring process.

Longhole stoping volume mined decreased by 40 per cent from
766,857 tonnes in 2017 to 463,348 tonnes in 2018 mainly due to the backfill leakages in the stopes, restructuring, as well as the industrial action.

The current mine (95 level and above) contributed 55 per cent of the ore tonnes in 2018, while the new mine (North of Wrench)
contributed 45 per cent.

The mine implemented six key focus areas through a business
improvement framework to drive improved performance and a
number of supporting initiatives and projects are being initiated.
The six focus areas are:
· Enabling Visible Felt Leadership (PVFL);
· Reinvigorating our leadership system;
· Improving face time;
· Effective face time
· Enabling logistics; and
· Implementing of innovation and technology.

These initiatives have started to yield positive results, notably, a 45 per cent improvement in total recordable injury rates as well as a reduction on the lost time injuries. In addition, there has been a

Gold Fields 2018 RESULTS
marginal and steady improvement in the reliability of equipment
(high profile rigs in particular), improvement in the shaft schedule arrangements and improvements in excavation quality and face advance.

Cost of sales before amortisation and depreciation, decreased by
12 per cent from R4,062 million (US$305 million) in 2017 to R3,586 million (US$272 million) in 2018. The decrease was mainly due to lower production exacerbated by the industrial action in the
December quarter. Cost of sales before gold inventory change and amortisation and depreciation decreased by 15 per cent from
R4,083 million (US$306 million) in 2017 to R3,459 million (US$262 million) in 2018 due to the industrial action in November and
December 2018. The re-setting of the fixed cost base through the restructuring that amounted to R148 million (paid as separation packages) is planned to realise savings of ~R600 million in 2018 terms on the labour bill in 2019 (If the restructuring did not take place, the labour bill for 2019 would have been R1.9 billion against the current plan of R1.3 billion). Consumable costs decreased as a result of tighter cost management through the implementation of bills of material on mining consumables and standards and norms on metallurgical plant consumables. Contractor costs decreased as a result of the completion of the artisan training by various business partners in 2017. Labour costs decreased due to the restructuring in 2018, control around overtime and fixed
allowances and lower bonuses paid as a result of lower production.
Utilities were lower year on year as a result of lower production and lower consumption during the strike period in the December 2018 quarter. This was partially offset by a gold inventory charge to cost of R127 million (US$10 million) in 2018 compared with a gold inventory credit to cost of R21 million (US$2 million) in 2017.

Capital expenditure decreased by 30 per cent from R1,099 million
(US$82 million) in 2017 to R770 million (US$58 million) in 2018.

Sustaining capital expenditure decreased by 40 per cent from
R874 million (US$66 million) in 2017 to R528 million (US$40 million)
in 2018 mainly due to lower spend on fleet, and surface
infrastructure. Non-sustaining capital expenditure increased by 8 per cent from R225 million (US$17 million) to R242 million (US$18 million) due to higher expenditure on new mine development
infrastructure and more metres developed compared to 2017.

All-in sustaining costs increased by 41 per cent from R574,406 per kilogram (US$1,340 per ounce) in 2017 to R807,688 per kilogram
(US$1,903 per ounce) in 2018 mainly due to lower gold sold,
partially offset by lower sustaining capital expenditure and lower cost of sales before amortisation and depreciation.

Total all-in cost increased by 42 per cent from R600,109 per kilogram (US$1,400 per ounce) in 2017 to R854,049 per kilogram
(US$2,012 per ounce) in 2018 due to the same reasons as for all-
in sustaining costs as well as higher non-sustaining capital expenditure.

Guidance
The estimate for calendar 2019 is as follows:
· Gold produced ~ 6,000 kilograms (193,000 ounces) of which
  99,615 ounces of gold were hedged at an average price of
  R616,581 per kilogram
· Destress square metres ~ 30,000 square meters
· Development metres ~ 6,182 meters
· Sustaining capital expenditure ~ R490 million (US$36 million), reduction of R280 million (US$21 million) compared with 2018;
· Non-sustaining capital expenditure ~ Rnil (US$nil)
· Cost of sales before amortisation and depreciation ~ R3.2
  billion (US$238 million), reduction of R600 million (US$75  million)
compared with 2018, which includes a planned labour
  bill decrease of ~ R400 million (US$30 million)
· All-in sustaining costs ~ R610,000 per kilogram (US$1,394 per ounce)
· Total all-in cost ~ R610,000 per kilogram (US$1,394 per ounce)

West Africa region
Ghana
Tarkwa
Year
ended
Dec
2018
Dec
2017
Gold produced
000’oz
524.9
566.4
Gold sold
000’oz
524.9
566.4
Yield
g/t
1.18
1.30
AISC and AIC
US$/oz
951
940

As planned, gold production decreased by 7 per cent from 566,400 ounces in 2017 to 524,900 ounces in 2018 due to lower volumes and lower grades mined.

Total tonnes mined, including capital stripping, decreased by 14 per cent from 103.8 million tonnes in 2017 to 89.6 million tonnes in
2018. Ore tonnes mined decreased by 15 per cent from 16.7
million tonnes to 14.2 million tonnes. Operational waste tonnes mined decreased by 30 per cent from 35.5 million tonnes to 25.0 million tonnes and capital waste tonnes mined decreased by 2 per cent from 51.6 million tonnes to 50.4 million tonnes. The decrease was mainly due to change in strategy to reduce mining volume from 100 million tonnes per annum to 85 million tonnes per annum and the focus on capital waste strip. Head grade mined decreased by 5 per cent from 1.32 grams per tonne to 1.26 grams per tonne.
Gold mined decreased by 20 per cent from 711,000 ounces to
572,100 ounces. The overall reduction of total mined tonnes, capital stripping, ore tonnes mined and head grade mined was mainly due to a change in strategy to reduce mining volumes from
100 million tonnes per annum to 85 million tonnes per annum in line with the 2018 plan. This will sustain a long term cost effective production profile of around 500,000 ounces per year for the next decade and likely beyond with further possible extension to
existing pits. The strip ratio increased from 5.2 to 5.3.

The CIL plant throughput increased by 2 per cent from 13.5 million tonnes in 2017 to 13.8 million tonnes in 2018 due to increased plant availability. Realised yield from the CIL plant decreased by 9 per cent from 1.30 grams per tonne to 1.18 grams per tonne due to lower head grade mined and processing of 2.4 million tonnes of stockpiles at 0.73 grams per tonne. This compared with 1.2 million tonnes of stockpiles processed in 2017 at a grade of 0.76 grams per tonne. Medium grade stockpiles were processed in 2018,
while stockpiling lower grade material mined.
Cost of sales before amortisation and depreciation, increased by
1 per cent from US$306 million in 2017 to US$309 million in 2018 due to a gold-in-process charge to cost, partially offset by lower mining costs in line with lower operational tonnes mined. The
US$10 million gold-in-process charge to costs in 2018 compared with a credit to costs of US$42 million in 2017. In 2017, higher volumes were mined and stockpiled compared to 2018.
Capital expenditure decreased by 14 per cent from US$181 million to US$156 million mainly due to lower expenditure on capital waste stripping and mining fleet. Mining fleet expenditure including componentisation was US$4 million in 2018 compared with US$33 million in 2017. This was mainly due to transitioning to contract mining and the transfer of the mining fleet to the mining contractors.

Gold Fields 2018 RESULTS

All-in sustaining costs and total all-in cost increased by 1 per cent from US$940 per ounce in 2017 to US$951 per ounce in 2018 due to higher cost of sales before amortisation and depreciation and lower gold sold, partially offset by lower capital expenditure.

Guidance
The estimate for calendar 2019 is as follows:
· Gold produced ~ 514,000 ounces. The lower gold is in line
   with the revised life of mine plan
· Capital expenditure ~ US$113 million
· All-in sustaining costs ~ US$949 per ounce
· Total all-in cost ~ US$949 per ounce
Damang
Year
ended
Dec
2018
Dec
2017
Gold produced
000’oz
180.8
143.6
Gold sold
000’oz
180.8
143.6
Yield
g/t
1.34
0.97
AISC
US$/oz
813
1,027
AIC
US$/oz
1,506
1,827

Gold production increased by 26 per cent from 143,600 ounces in
2017 to 180,800 ounces in 2018 mainly due to higher head grade and yield.
Total tonnes mined, including capital stripping, increased by 16 per cent from 39.7 million tonnes in 2017 (25.7 million tonnes from
Amoanda and other satellite pits and 14.0 million tonnes from the
Damang Pit Cut Back (DPCB) to 45.9 million tonnes in 2018 (15.2 million tonnes from Amoanda and other satellite pits and 30.7 million tonnes from the DPCB) due to improved operational
performance from the contractors’ mining fleet and improved
mining efficiencies.
Ore tonnes mined increased by 36 per cent from 3.3 million tonnes to 4.5 million tonnes mainly from Amoanda pit area where the ore zones are exposed. Operational waste tonnes mined increased by
47 per cent from 5.3 million tonnes to 7.8 million tonnes mainly as a result of mining capital waste tonnes in 2017, to align with the new mining strategy. Capital waste tones mined increased by 8 per cent from 31.1 million tonnes in 2017 to 33.6 million tonnes in 2018 mainly due to higher volumes mined from the DPCB pits which are in the early stages of the current cutback. Head grade mined increased by 46 per cent from 1.15 grams per tonne in 2017 to 1.68 grams per tonne in 2018 due to high grade ore mined from
the Amoanda pits. Gold mined increased by 97 per cent from 122,700 ounces to 242,300 ounces. The strip ratio decreased from 10.9 to 9.2 due to exposed ore surfaces mined at the Amoanda pit.

Tonnes processed decreased by 8 per cent from 4.59 million
tonnes in 2017 to 4.21 million tonnes in 2018 due to lower plant overall equipment availability as a result of a planned 16 day shutdown to replace the SAG mill shell. Yield increased by 38 per cent from 0.97 grams per tonne to 1.34 grams per tonne due to higher feed grade. In 2018, 3.38 million tonnes of fresh ore and oxides were milled at an average grade of 1.67 grams per tonne and 0.83 million tonnes of stockpiles were milled at an average grade of 0.74 grams per tonne. This compared with 2.83 million tonnes of fresh ore and oxides that was milled at an average grade of 1.16 grams per tonne and 1.76 million tonnes of stockpiles that was milled at an average grade of 0.68 grams per tonne in 2017.
The stockpiles at 31 December 2018 consisted of the ROM
stockpile of 0.8 million tonnes at a grade of 1.30 grams per tonne and a crushed ore stockpile of 0.2 million tonnes at a grade of 1.59 grams per tonne.
Cost of sales before amortisation and depreciation, increased by
2 per cent from US$122 million in 2017 to US$124 million in 2018 mainly due to higher operating tonnes mined, partially offset by a gold-in-process credit to costs of US$19 million in 2018 compared with a charge to costs of US$1 million in 2017.

Capital expenditure increased by 5 per cent from US$132 million to US$139 million.

Sustaining capital expenditure decreased by 18 per cent from
US$17 million in 2017 to US$14 million in 2018, mainly due to the pre-development work on the Damang reinvestment project in
2017. Non-sustaining capital expenditure increased by 9 per cent from US$115 million to US$125 million mainly due to higher capital waste mined (34 million tonnes mined in 2018 compared with 31 million tonnes mined in 2017).
All-in sustaining cost decreased by 21 per cent from US$1,027 per ounce in 2017 to US$813 per ounce in 2018 due to higher gold sold and lower sustaining capital expenditure, partially offset by higher cost of sales before amortisation and depreciation.

Total all-in cost decreased by 18 per cent from US$1,827 per ounce in 2017 to US$1,506 per ounce in 2018 due to the same
reasons as for all-in sustaining cost, partially offset by increased non-sustaining capital expenditure.

Guidance
The estimate for calendar 2019 is as follows:
·    Gold produced ~ 218,000 ounces
·    Sustaining capital expenditure ~ US$6 million
·    Growth capital expenditure ~ US$69 million
·    All-in sustaining costs ~ US$786 per ounce
·    Total all-in cost ~ US$1,100 per ounce
Asanko (Equity accounted Joint Venture)
Dec
2018
Dec
2017
5 months ended
Gold produced
000’oz
98.9
–
Gold sold
000’oz
102.1
–
Yield
g/t
1.50
–
AISC
US$/oz
1,069
–
AIC
US$/oz
1,175
–
All figures in table 100 per cent basis

Gold production for the five months ended December 2018 was
98,900 ounces.

Total tonnes mined for the five months ended December 2018
were 16.9 million tonnes. Ore tonnes mined were 2.5 million
tonnes. Head grade mined was 1.48 grams per tonne.

Total waste tonnes mined was 14.3 million tonnes. The strip ratio was 5.7 for the five months ended December 2018.

The plant throughput was 2.1 million tonnes for the five months ended December 2018 and yield was 1.50 grams per tonne.

Cost of sales before amortisation and depreciation for the five months ended December 2018 was US$83 million.

Sustaining capital expenditure for the five months ended
December 2018 was US$18 million. Non-sustaining capital
expenditure amounted to US$11 million and included construction of the haul road and other expenditure related to the Esaase project, which commenced production in early 2019.

Gold Fields 2018 RESULTS
All-in sustaining costs and total all-in cost for the five months ended December 2018 was US$1,069 per ounce and US$1,175
per ounce, respectively.

Gold Fields’ 45 per cent share of gold produced and gold sold for the 5 months ending December 2018 amounted to 44,500 ounces
and 45,900 ounces, respectively. Gold Fields share of cost of sales before amortisation and depreciation amounted to US$37 million and that of sustaining capital expenditure and non-
sustaining capital expenditure amounted to US$8 million and US$5 million, respectively. The above translates to a US$1 million loss related to the Group’s share of equity accounted losses.

Guidance
The estimate for calendar 2019 is as follows:
·    Gold produced ~ 225,000 ounces to 245,000 ounces
·    Sustaining capital expenditure ~ US$7 million
·    Growth capital expenditure ~ US$18 million
·    All-in sustaining costs ~ US$1,040 per ounce to US$1,060
      per ounce
·    Total all-in cost ~ US$1,130 per ounce to US$1,150 per
       ounce
·    Gold Fields share of production ~ 101,000 ounces to
       110,000 ounces
The large Western pushback at the Nkran pit will result in the strip ratio and mining costs remaining elevated during 2019. However, the strip levels at Nkran normalise in 2020, at which point the higher-grade production from the shallow Esaase oxides will be ramping up, having a material positive impact on unit costs. In addition, Gold Fields is working with our JV partners on a cost optimisation exercise which is expected to result in further cost reductions. We will provide updated near-term guidance on costs when we release the updated life of mine plan in H2 2019. Which update will take account of the longer term potential of the Esaase project which is expected to become the centre of gravity for the operation.
South America region
Peru
Cerro Corona
Year
ended
Dec
2018
Dec
2017
Gold produced
000’oz
149.9
159.0
Copper produced
tonnes
32,000
30,200
Total equivalent gold produced
000’eq oz
314.1
306.7
Total equivalent gold sold
000’eq oz
299.1
313.8
Yield
– gold
g/t
0.73
0.76
– copper
per cent
0.50
0.46
– combined
eq g/t
1.47
1.40
AISC and AIC
US$/oz
282
203
AISC and AIC
US$/eq oz
699
673
Gold price*
US$/oz
1,271
1,255
Copper price*
US$/t
6,547
6,131
*
Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production decreased by 6 per cent from 159,000 ounces in
2017 to 149,900 ounces in 2018. Copper production increased by
6 per cent from 30,200 tonnes to 32,000 tonnes. Equivalent gold production increased by 2 per cent from 306,700 ounces to
314,100 ounces. The increase in equivalent gold production was due to the higher copper price ratio as well as higher copper production due to higher copper head grade. Gold head grade
decreased by 2 per cent from 1.08 grams per tonne to 1.06 grams per tonne and copper head grade increased by 8 per cent from
0.52 per cent to 0.56 per cent.
Gold recoveries decreased by 3 per cent from 70.4 per cent to 68.1 per cent with ore processed from the south zone of the pit with a higher clay content, typically with different metallurgical behaviour.
.
Copper recoveries decreased by 1 per cent from 88.9 per cent to
88.0 per cent. Gold yield decreased by 4 per cent from 0.76 grams per tonne to 0.73 grams per tonne. Copper yield increased by 9 per cent from 0.46 per cent to 0.50 per cent.
In 2018, concentrate with a payable content of 141,041 ounces of gold was sold at an average price of US$1,254 per ounce and
30,742 tonnes of copper was sold at an average price of US$5,767 per tonne, net of treatment and refining charges. This compared with 164,715 ounces of gold that was sold at an average price of
US$1,261 per ounce and 30,377 tonnes of copper that was sold at an average price of US$5,546 per tonne, net of treatment and refining charges in 2017. Total equivalent gold sales decreased by
5 per cent from 313,800 ounces in 2017 to 299,100 ounces in 2018 due to lower gold produced and higher concentrate stock on hand in December 2018.
Total tonnes mined increased by 38 per cent from 15.75 million tonnes in 2017 to 21.78 million tonnes in 2018 in line with the mining squence and life extensio plan. Ore mined decreased by
3 per cent from 7.09 million tonnes to 6.85 million tonnes. Waste tonnes mined increased by 72 per cent from 8.66 million tonnes to
14.93 million tonnes. The strip ratio increased from 1.22 to 2.18 as a result of the increased waste mined in 2018.

Ore processed decreased by 2 per cent from 6.80 million tonnes in 2017 to 6.64 million tonnes in 2018 mainly due to lower plant throughput (802 tonnes per hour in 2018 versus 815 tonnes per hour in 2017) and lower utilisation due to harder ore.
Cost of sales before amortisation and depreciation, increased marginally from US$154 million in 2017 to US$155 million in 2018.
The higher cost was due to higher mining expenditure as a result of increased tonnes mined in 2018, partially offset by a US$6 million credit to costs of concentrate inventory in 2018 compared with a
US$3 million charge to costs in 2017
Capital expenditure decreased by 3 per cent from US$34 million to US$33 million due to lower expenditure on the tailings dam and waste storage facilities.

All-in sustaining costs and total all-in cost increased by 39 per cent from US$203 per ounce in 2017 to US$282 per ounce in 2018,
mainly due to lower by-product credits, lower gold sold and higher cost of sales before amortisation and depreciation. All-in
sustaining costs and total all-in costs per equivalent ounce increased by 4 per cent from US$673 per equivalent ounce to
US$699 per equivalent ounce mainly due to the same reasons as above and lower equivalent ounces sold.

Guidance
The estimate for calendar 2019 is as follows:
·    Gold equivalents produced ~ 291,000 ounces
·    Gold only produced ~ 153,000 ounces
·    Copper tonnes produced ~ 27,684 tonnes
·    Capital expenditure ~ US$55 million
·    Copper price ~ US$2.70 per pound
·    Gold price ~ US$1,200 per ounce
·    All-in sustaining costs ~ US$802 per equivalent ounce
·    Total all-in cost ~ US$802 per equivalent ounce
·    All-in sustaining costs ~ US$566 per ounce
·    Total all-in cost ~ US$566 per ounce
For purposesof
calculating equivalent ounces

Gold Fields 2018 RESULTS

The decrease in copper tonnes produced is due to lower copper head grades based on mining sequence.

The increase in capital expenditure is due to construction of the waste storage facilities (WSF) as part of the 2030 Lom expansion.

Australia region
St Ives
Year
ended
Dec
2018
Dec
2017
Gold produced
000’oz
366.9
363.9
Gold sold
000’oz
367.0
363.9
Yield
– underground
g/t
3.85
3.92
– surface
g/t
2.42
2.56
– combined
g/t
2.69
2.70
AISC and AIC
A$/oz
1,207
1,198
US$/oz
902
916

Gold production increased by 1 per cent from 363,900 ounces in
2017 to 366,900 ounces in 2018.

Total tonnes mined decreased by 49 per cent from 42.63 million tonnes in 2017 to 21.67 million tonnes in 2018. Gold mined
decreased by 6 per cent from 438,500 ounces to 412,000 ounces.

At the underground operations, ore mined increased by 90 per cent from 0.48 million tonnes in 2017 to 0.91 million tonnes in 2018 due to the commissioning of the new Invincible underground mine
during 2018. The grade mined decreased by 1 per cent from 4.13 grams per tonne to 4.08 grams per tonne and contained gold
mined from underground increased by 86 per cent from 64,200
ounces in 2017 to 119,400 ounces in 2018.

At the open pits total ore tonnes mined decreased by 15 per cent from 3.98 million tonnes in 2017 to 3.40 million tonnes in 2018 as a result of the completion of mining activities at the Invincible open pit stage 5 in September 2018. Grade mined decreased by 8 per cent from 2.92 grams per tonne to 2.68 grams per tonne with lower grade areas of the Neptune pit mined in 2018. Contained gold mined from the open pits decreased by 22 per cent from 374,300 ounces in 2017 to 292,600 ounces in 2018.

Operational waste tonnes mined decreased by 35 per cent from
9.03 million tonnes in 2017 to 5.84 million tonnes in 2018. Capital waste tonnes mined decreased by 60 per cent from 29.12 million tonnes to 11.52 million tonnes. The decrease in waste tonnes mined was as a result of the pre-strip being completed at Invincible mine. The strip ratio decreased from 9.6 to 5.1.

At the consolidated St Ives mine, ounces mined decreased by 6 per cent from 438,500 ounces in 2017 to 412,000 ounces in 2018.
In 2018, Neptune high-grade oxide material stockpiled amounted to 47,700 ounces (763,100 tonnes at 1.94 grams per tonne),
Invincible amounted to 100 ounces (2,000 tonnes at 1.94 grams per tonne) and A5 amounted to 7,900 ounces (174,000 tonnes at
1.41 grams per tonne). This compared with stockpiles of 45,600 ounces (711,000 tonnes at 1.99 grams per tonne) at Neptune,
Invincible of 7,800 ounces (109 tonnes at 2.21 grams per tonne)
and A5 of 7,900 ounces (174,000 tonnes at 1.46 grams per tonne)
Currently, Lefroy mill can only sustain a 25 per cent oxide material blend, thus constraining the processing of Neptune ore.
Throughput at the Lefroy mill increased by 1 per cent from 4.20 million tonnes in 2017 to 4.25 million tonnes in 2018. Yield decreased marginally from 2.70 grams per tonne to 2.69 grams per tonne. Gold production from the Lefroy mill increased by 1 per cent from 363,900 ounces in 2017 to 366,900 ounces in 2018.
Cost of sales before amortisation and depreciation, increased by
20 per cent from A$207 million (US$159 million) in 2017 to A$249 million (US$186 million) in 2018. The higher cost of sales before amortisation and depreciation was due to increased underground mining cost as a result of increased ore tonnes mined at Invincible underground mine (A$18 million/US$14 million) and as a result of the loss of economies of scale at the open pits due to the large decrease in mining volumes as Invincible stage 5 moved to
completion (completed at end of September 2018), as well as
lower volumes from Neptune, increased processing maintenance cost (A$4 million/US$3 million) and a lower gold inventory credit to costs (A$20 million/US$15 million) in 2018 compared with A$38 million (US$29 million) in 2017.

Capital expenditure decreased by 17 per cent from A$204 million
(US$156 million) in 2017 to A$170 million (US$127 million) in 2018 mainly due to lower capital development in the open pits following completion of mining activities at Invincible open pit stage 5 (A$54 million/US$41 million), partially offset by increased capital development at the new Invincible underground mine (A$25
million/US$19 million).

All-in sustaining costs and total all-in cost increased by 1 per cent from A$1,198 per ounce (US$916 per ounce) in 2017 to A$1,207 per ounce (US$902 per ounce) in 2018 due to higher cost of sales before amortisation and depreciation, partially offset by higher gold sold and lower capital expenditure.

Guidance
The estimate for calendar 2019 is as follows:
·    Gold produced ~ 362,000 ounces
·    Capital expenditure ~ A$156 million (US$117 million)
·    All-in sustaining costs ~ A$1,342 per ounce (US$1,007 per
    ounce)
·    Total all-in cost ~ A$1,342 per ounce (US$1,007 per ounce)

The increase in all-in sustaining and total all-in costs is due to a forecast increase of A$59 million (US$44 million) in cost of sales before amortisation and depreciation, partially offset by a A$14 million (US$10 million) decrease in capital expenditure.

The increased costs is as a result of a forecasted increase in mining costs of A$29 million (US$22 million) as underground mining
activity is planned to increase from 0.9 million tonnes to 1.3 million tonnes. In addition, a drawdown of gold-in-process of A$6 million
(US$5 million) is forecast for 2019 as open pit mining activity decreases. This compared with a A$20 million (US$15 million)
build-up of gold-in-process in 2018.

The decreased capital expenditure is due to a decrease in pre-
strip, partially offset by increased underground capital
development.

Agnew
Year
ended
Dec
2018
Dec
2017
Gold produced
000’oz
239.1
241.2
Gold sold
000’oz
238.5
241.2
Yield
g/t
6.31
6.08
AISC and AIC
A$/oz
1,374
1,276
US$/oz
1,026
977

Gold production decreased by 1 per cent from 241,200 ounces in
2017 to 239,100 ounces in 2018.

Ore mined from underground increased by 4 per cent from 1.17 million tonnes in 2017 to 1.22 million tonnes in 2018. Head grade

Gold Fields 2018 RESULTS
mined decreased by 3 per cent from 6.72 grams per tonne to 6.49 grams per tonne due to lower grade from New Holland (3.96 grams per tonne in 2018 to 4.78 grams per tonne in 2017). Gold mined decreased marginally from 253,800 ounces to 253,700 ounces. At
Waroonga, ore tonnes mined decreased from 633,500 tonnes in
2017 to 622,400 tonnes in 2018. Grade mined increased from 8.38 grams per tonne to 8.90 grams per tonne and gold mined
increased from 170,700 ounces to 178,100 ounces. At New
Holland, ore tonnes mined increased from 540,700 tonnes in 2017 to 593,400 tonnes in 2018. Grade mined decreased by 17 per cent from 4.78 grams per tonne to 3.96 grams per tonne and gold mined decreased from 83,100 ounces to 75,600 ounces.

Tonnes processed decreased by 5 per cent from 1.24 million
tonnes in 2017 to 1.18 million tonnes in 2018 due to a lower throughput rate in 2018 as a result of downtime to perform major repairs to the crusher. The combined yield increased by 4 per cent from 6.08 grams per tonne to 6.31 grams per tonne tonne due to the processing of higher grade stockpiles in 2018, mined but not processed in 2017.

Cost of sales before amortisation and depreciation, increased by
10 per cent from A$197 million (US$150 million) in 2017 to A$216 million (US$162 million) in 2018 mainly due to increased mining cost at Waroonga (A$8 million/US$6 million) as a result of
increased ground support and paste fill and a gold-in-process charge to costs of A$2 million (US$2 million) in 2018 compared with a credit to costs of A$6 million (US$5 million) in 2017.
Capital expenditure increased by 2 per cent from A$96 million
(US$74 million) in 2017 to A$98 million (US$73 million) in 2018.

All-in sustaining costs and total all-in cost increased by 8 per cent from A$1,276 per ounce (US$977 per ounce) in 2017 to A$1,374 per ounce (US$1,026 per ounce) in 2018 due to higher cost of sales before amortisation and depreciation, higher capital expenditure and lower gold sold.

Guidance
The estimate for calendar 2019 is as follows:
·    Gold produced ~ 221,000 ounces
·    Capital expenditure ~ A$98 million (US$74 million)
·    All-in sustaining costs ~ A$1,538 per ounce (US$1,154 per
    ounce)
·    Total all-in cost ~ A$1,538 per ounce (US$1,154 per ounce)
Gold sold is forecast to decrease by 8 per cent due to a 13 per cent decrease in grade mined from 6.49 grams per tonne to 5.62 grams per tonne, due to reducing grades in the FBH area, partially offset by a 7 per cent increase in ore tonnes mined. The increased tonnes mined contributed a A$12 million (US$9 million) increase in cost of sales before amortisation and depreciation, when added to the decreased gold sales it results in an additional A$164 per ounce to all-in sustaining and total all-in costs.

Granny Smith
Year
ended
Dec
2018
Dec
2017
Gold produced
000’oz
280.4
290.3
Gold sold
000’oz
280.5
290.3
Yield
g/t
4.90
5.23
AISC and AIC
A$/oz
1,239
1,171
US$/oz
925
896

Gold production decreased by 3 per cent from 290,300 ounces in
2017 to 280,400 ounces in 2018 due to lower grades mined and processed.
Ore mined from underground increased by 4 per cent from 1.70 million tonnes to 1.76 million tonnes. Head grade mined
decreased by 5 per cent from 5.50 grams per tonne in 2017 to 5.25 grams per tonne in 2018. Gold mined from underground
decreased by 2 per cent from 300,700 ounces to 296,000 ounces.

Tonnes processed increased by 3 per cent from 1.73 million tonnes to 1.78 million tonnes. The yield decreased by 6 per cent from 5.23 grams per tonne to 4.90 grams per tonne due to lower grades
mined.

Cost of sales before amortisation and depreciation, increased by
7 per cent from A$210 million (US$160 million) in 2017 to A$225 million (US$168 million) in 2018 mainly due to increased mining cost (A$15 million/US$12 million) due to the increased ore tonnes mined from the deeper zones and an 18 per cent increase in ore development in 2018.

Capital expenditure decreased by 8 per cent from A$114 million
(US$87 million) in 2017 to A$105 million (US$79 million) in 2018 due to the completion of the VR8 ventilation shaft in 2017. The majority of capital expenditure related to development and
infrastructure at the Wallaby mine, exploration and the
development of a paste plant and associated infrastructure.

All-in sustaining costs and total all-in cost increased by 6 per cent from A$1,171 per ounce (US$896 per ounce) in 2017 to A$1,239 per ounce (US$925 per ounce) in 2018 mainly due to higher cost of sales before amortisation and depreciation and lower gold sold, partially offset by lower capital expenditure.

Guidance
The estimate for calendar 2019 is as follows:
·    Gold produced ~ 260,000 ounces
·    Capital expenditure ~ A$107 million (US$80 million)
·    All-in sustaining costs ~ A$1,370 per ounce (US$1,028 per
     ounce)
·    Total all-in cost ~ A$1,370 per ounce (US$1,028 per ounce)
The increase in all-in sustaining and total all-in costs is due to a
20,400 ounce decrease in gold sold and a A$10 million (US$7
million) increase in mining costs. The decrease in ounces is due to a seismic event in the December 2018 quarter which impacted
access to higher grade mining areas in 2019. The lower production was due to additional barrier pillars now defined in the mine plan combined with reduced mining rates in parts of the Z100 area as a consequence of localised geotechnical conditions. Mining costs increased due to greater haulage distances and the addition of paste fill as mining depth increases.
Gruyere
First gold remains scheduled for the June 2019 quarter, in line with the guidance issued in April 2018. The final forecast capital (FFC)
cost estimate remains at A$621 million (level of accuracy range +
2 per cent/-2 per cent) as reported by the joint venture partners on
30 July 2018.

In accordance with the Joint Venture agreement entered into at the time of the acquisition, Gold Fields will fund up to 10 per cent of costs overruns, excluding scope changes and force majeure costs.
This translates to approximately A$51 million. Consequently, Gold
Fields share of the FFC is A$337 million with A$246 million having been incurred up to the end of December 2018. As at end
December 2018, overall project engineering and construction was
97.2 per cent and 88.7 per cent complete, respectively, with EPC construction (process plant and associated infrastructure) 85.1 per cent complete.

Gold Fields 2018 RESULTS

We believe that the long-life, low-cost nature of Gruyere will improve the Gold Fields portfolio.

Guidance
The estimate for calendar 2019 is as follows:
·    Gold produced ~ 118,000 ounces (100 per cent basis)
·    Gold Fields share of production ~ 59,000 ounces
·    Sustaining capital expenditure ~ A$13 million (US$9 million)
#
·    Growth capital expenditure ~ A$99 million (US$74 million)
#
·    All-in sustaining costs ~ A$1,088 per ounce (US$816 per
#
    ounce)
·    Total all-in cost ~ A$3,178 per ounce (US$2,384 per ounce)
#
#
Gold Fields share only
Corporate
Cash dividend
In line with the Company’s dividend policy, the Board has
approved and declared a final dividend number 89 of 20 SA cents per ordinary share (gross) in respect of the year ended 31
December 2018. The final dividend will be subject to the Dividend
Withholding Tax of 20 per cent. In accordance with paragraphs
11.17(a) (i) and 11.17(c) of the JSE Listings Requirements, the
following additional information is disclosed:
·    The dividend has been declared out of income reserves;
·    The gross local dividend amount is 20 SA cents per ordinary share for shareholders exempt from dividends tax;
·    The Dividend Withholding Tax of 20 per cent (twenty per
      centum) will be applicable to this dividend;
·    The net local dividend amount is 16.000 SA cents per ordinary share for shareholders liable to pay the dividends tax;
·    Gold Fields currently has 821,532,707 ordinary shares in issue;
      and
·    Gold Fields’ income tax number is 9160035607.
Shareholders are advised of the following dates in respect of the final dividend:
·    Final dividend number 89: 20 SA cents per share
·    Last date to trade cum-dividend: Tuesday, 12 March 2019
·    Sterling and US dollar conversion date: Wednesday, 13 March
      2019
·    Shares commence trading ex-dividend: Wednesday, 13 March
      2019
·    Record date: Friday, 15 March 2019
·    Payment of dividend: Monday, 18 March 2019
Share certificates may not be dematerialised or rematerialised between Wednesday 13 March 2019 and Friday 15 March 2019,
both dates inclusive.
Ghana
The Ghana Chamber of Mines received a letter from the
Government of Ghana dated 31 July 2018 indicating that the
Government intended to exercise its right of pre-emption regarding minerals “raised, won and obtained in Ghana and from any area covered by territorial waters, the exclusive economic zone or the continental shelf and products derived from the refining or
treatment of these minerals” in accordance with section 7 of the
Minerals and Mining Act, 2006 (Act 703). In this regard, the letter stated that the Government intended to purchase up to 30 per cent of gold mined in Ghana from all mining companies and requested the Chamber to inform its members, including Gold Fields, of the
Government’s decision and be prepared to engage with the
Ministry to finalise measures to ensure implementation by 1
November 2018. The Chamber on behalf of its Members has
engaged and will continue to do so to obtain further information on this decision.

In a meeting on 8 January 2019 with representatives of the
Chamber, the Minister of Lands and Natural Resources indicated
that Government would collaborate with mining companies to
determine ways of adding value to Ghana’s mineral resources in a mutually beneficial way. The joint committee set up to achieve this common goal would commence work once the terms of reference
had been finalised. The Chamber representatives pointed out that letters like the one issued on pre-emptive rights sent the wrong signals about Ghana and that it was better for Government to work collaboratively with the industry to adopt the best and most acceptable way to add value. We are yet to hear from the
Ministry/Government.
Mining charter
On 27 September 2018, the Minister of Mineral Resources,
published the Broad-Based Socio-Economic Empowerment
Charter (2018 Mining Charter). On 19 December 2018, the
Implementation Guidelines were published together with a
Gazetted amendment to the 2018 Mining Charter.

The Minerals Council recognises that 2018 Mining Charter is an improvement on previous draft versions in 2017 however there are still certain matters including renewals that require more
engagements with the Minister. We trust that the 2018 Mining
Charter will promote a sustainable mining industry that will be supported by investment, growth, transformation and value
creation.

Gold Fields continues to support the collaborative and consultative process of engagement with the Minister, the Department of
Minerals and Resources and other stakeholders through the
Minerals Council.
Outlook for 2019

Attributable equivalent gold production for the Group for 2019 is expected to be between 2.13 million ounces and 2.18 million
ounces. AISC is expected to be between US$980 per ounce and
US$995 per ounce. AIC is planned to be between US$1,075 per
ounce and US$1,095 per ounce. These expectations assume
exchange rates of R/US$:13.80 and A$/US$:0.75.

Capital expenditure for the Group is planned at US$633 million.
Sustaining capital expenditure for the Group is planned at US$490 million and growth capital expenditure is planned at US$143
million. The US$143 million growth capital expenditure comprises
US$69 million for Damang and A$99 million (US$74 million) as per above for Gruyere. Expenditure on Salares Norte is expected to be US$57 million in 2019. The capital expenditure above excludes the Group’s share of Asanko’s total capital expenditure of US$25 million for 2019.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on page 6.

Gold Fields 2018 RESULTS

Reviewed preliminary condensed consolidated
financial statements

Notes to the condensed consolidated financial
statements
Basis of preparation
The condensed consolidated financial statements are prepared in accordance with the requirements of the JSE Limited Listings
Requirements for preliminary reports and the requirements of the
Companies Act of South Africa. The Listings Requirements require preliminary reports to be prepared in accordance with the
framework concepts and the measurement and recognition
requirements of International Financial Reporting Standards (IFRS)
and the SAICA Financial Reporting Guides as issued by the
Accounting Practices Committee and Financial Pronouncements
as issued by Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim
Financial Reporting.

These condensed consolidated financial statements were
authorised by the Board of Directors for issue on 15 February 2019.

The accounting policies applied in the preparation of the
condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements except for the adoption of IFRS 9 Financial
Instruments (IFRS 9) and IFRS 15 Revenue from Contracts with
Customers (IFRS 15).

Auditor’s review
The condensed consolidated financial statements of Gold Fields
Limited for the year ended 31 December 2018 have been reviewed by the company’s auditor, KPMG Inc.
The auditor’s report does not necessarily report on all of the information contained in this media release. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should refer to page 43 of the media release for a copy of the auditor’s report.
Changes in significant accounting policies
The group adopted IFRS 15 and IFRS 9 with effect from 1 January
2018.
IFRS 15
This IFRS introduces a new revenue recognition model for
contracts with customers and establishes a comprehensive
framework for determining whether, how much and when revenue is recognise
The Group assessed the impact of adopting IFRS 15 and
determined the impact as follows:
·
·
Revenue will be recognised when the customer takes control
of the gold, copper and silver. The timing of recognition of revenue will no longer be when risks and rewards of ownership pass to the customer; and
The change in timing of revenue recognition will result in
revenue at the South African and Australian operations being recognised on settlement date (date when control passes) and not contract date (previous date when risks and rewards of
ownership passed). There is no change to the revenue
recognition at any of the other operations given that the date of control is the same date as when risks and rewards of
ownership pass. The change in timing of revenue recognition
for the South African and Australian operations is that revenue will be recognised approximately two days later than it was
previously recognised.
The Group has adopted IFRS 15 using the cumulative effect
method (without practical expedients), with the effect of initially applying this standard at the date of initial application (i.e. 1
January 2018). Accordingly, the information presented for prior periods has not been restated. The impact on opening retained earnings has been disclosed in the statement of changes in equity
(this had no impact on the non-controlling interest).

There was no material impact on the Group’s income statement and statements of financial position and cash flows for the year ended 31 December 2018.
IFRS 9
This IFRS sets out requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial
Instruments: Recognition and Measurement.

This IFRS contains a new classification and measurement
approach for financial assets that reflects the business model in which the assets are managed and their cash flow characteristics.
The three principal classification categories for financial assets are:
amortised cost, fair value through profit or loss (FVTPL) and fair value through other comprehensive income (FVOCI).
The new classification does not have a significant impact on the
Group accounting for financial assets. The Group’s available-for-
sale financial assets will be designated as FVOCI.
Given the historically low risk of impairment in respect of
receivables and the nature of receivables, the change from the
“incurred loss” model to the “expected credit loss” model did not have a material impact on the measurement of financial assets.
There was no material impact on the Group’s income statement and statements of financial position and cash flows for the year ended 31 December 2018.
Credit facilities successfully refinanced
R1,500 million Nedbank revolving credit facility
On 13 April 2018, Gold Fields Operations Limited and GFI Joint
Venture Holdings (Proprietary) Limited entered into a R1,500 million revolving credit facility with Nedbank Limited which became available on 8 May 2018. The purpose of this facility was to fund (i)
capital expenditure of the Gold Fields group, and (ii) general corporate and working capital requirements of the Gold Fields group. The final maturity date of this facility is five years from the financial close date, namely 8 May 2023.

US$100 million Senior Secured revolving credit facility
On 12 June 2017, Gold Fields Ghana Limited and Abosso
Goldfields Limited (as Borrowers) entered into a US$100 million senior secured revolving credit facility with the Standard Bank of
South Africa Limited (acting through its Isle of Man branch) (as
Original Lender and Agent) and Stanbic Ghana Limited (as Security
Agent) which became available on 17 July 2017. The purpose of this facility was (i) to refinance the outstanding balance of US$45 million under the US$70 million senior secured revolving credit facility (which matured on 17 July 2017); (ii) to finance working capital requirements; (iii) for general corporate purposes; and (iv)
for capital expenditure purposes of each borrower. The final maturity date of this facility is three years from the financial close date, namely 17 July 2020. On 22 March 2018, the Borrowers, the
Original Lender and the Security Agent entered into an Amendment and Restatement Agreement to release any and all security
interests created in favour of the Security Agent (the Security). The effective date of the release of the Security was 22 March 2018.

Gold Fields 2018 RESULTS

On 23 November 2018, Gold Fields Ghana Limited and Abosso
Goldfields Limited and The Standard Bank of South Africa Limited
(acting through its Isle of Man branch) entered into the Fifth
Amendment and Restatement Agreement which further amended
the facility agreement. The effective date of the Fifth Amendment and Restatement Agreement was 30 November 2018. The final
maturity date is the date falling three years after the effective date, namely 30 November 2021.

US$1,290 million term loan and revolving credit facilities
·
·
US$360 million facility extension (Facility B). On 29 June 2018, the termination date of 96.18 per cent of the total commitment under the US$360 million revolving credit facility (i.e.
US$346.25 million) was extended by one year from 6 June
2020 to 6 June 2021.
US$380 million facility extension (Facility A). On 8 November
2018, the termination date of the US$380 million term loan was extended by one year from 6 June 2019 to 6 June 2020.
Non-recurring items
Asset impairments and write-offs
Asset impairments and write-offs recognised by the Group during
2018 include:

South Deep
·
impairment of R6.471 billion (US$482 million) in respect of the
South Deep cash-generating unit. The after tax impairment
was R4.819 billion (US$359 million). The impairment was
recognised in June 2018, firstly allocated against goodwill and then against other assets, and given that impairment indicators still existed at 31 December 2018, a further impairment
assessment was performed.
There were no further impairments at 31 December 2018 using the following assumptions:
·
·
·
·
·
Gold price of R525,000 per kilogram for 2019 and R550,000
per kilogram thereafter;
Resource price of US$17 per ounce at a Rand/US dollar
exchange rate of R14.63;
Resource ounces of 24.5 million ounces;
Life of mine 75 years; and
Nominal discount rate of 13.5 per cent.
Impairment of investments and assets
The impairment of US$39 million related mainly to the impairment of FSE which was based on the fair value less cost of disposal of the investment which was directly derived from the market value of Lepanto Consolidated Mining Company.

Loss on sale of inventory and assets
The loss on sale of inventory and assets related to the sale of mining fleet and heavy machinery equipment and inventory at
Tarkwa as part of the transition to contractor mining and amounted to US$9 million and US$38 million, respectively.

Restructuring costs
The restructuring costs of US$114 million comprised restructuring costs at Tarkwa of US$89 million with the transition to contractor mining as well as restructuring costs at Damang and South Deep of US$14 million and US$11 million, respectively.

Acquisition of a 45 per cent interest in Asanko
On 29 March 2018, the Group entered into certain definitive
agreements (the JV Transaction) with Asanko Gold Inc. (Asanko)
pursuant to which, among other things:
·
·
·
Gold Fields and Asanko will each own a 45 per cent interest in
Asanko Gold Ghana Limited (AGGL), the Asanko subsidiary
that currently owns the Asanko Gold Mine, with the
Government of Ghana continuing to retain a 10 per cent free-
carried interest in AGGL (the Joint Arrangement);
Gold Fields and Asanko will each own a 50 per cent interest in
Adansi Gold Company Ghana Limited (Adansi Ghana), the
Asanko subsidiary that currently owns a number of the
Company’s exploration licenses; and
Gold Fields and Asanko will each acquire a 50 per cent interest in a newly formed entity (Shika Group Finance Limited (JV
Finco)).

On 20 June 2018, Gold Fields and Asanko received approval of the
JV Transaction from the Ghanaian Minister of Lands and Natural
Resources and the JV Transaction closed on 31 July 2018 once all conditions precedent were met.

In consideration for its interests in the Joint Arrangement, Gold
Fields:
·
·
contributed US$165.0 million, representing its initial US$164.9 million redeemable share investment in JV Finco, as well as its initial US$0.1 million equity investments in AGGL, Adansi
Ghana and JV Finco, respectively; and
will contribute an additional US$20.0 million redeemable share investment to JV Finco based on an agreed Esaase
development milestone, but in any event no later than 31
December 2019.

Recognition and measurement
Gold Fields and Asanko have joint control as each party has 50 per cent of the voting rights. The Asanko transaction is structured as a separate vehicle and the Group has a residual interest in the net assets of Asanko. Accordingly, the Group has classified its interest in Asanko as a joint venture.

Fair value measured on a provisional basis
The fair value of identifiable net assets acquired has been
performed on a provisional basis, pending completion of review and sign off of the life of mine model, including the Reserves and
Resources, by the Group Competent Person. Any changes to the acquisition life of mine model and/or Reserves and Resources could result in a material change to the cash flows used to
determine the fair value of the identifiable net assets acquired.

If new information is obtained within one year from the date of acquisition about facts and circumstances that existed at the date of acquisition and adjustments are required to be made to the provisional fair values of the identifiable net assets, or if any additional provisions that existed at the date of acquisition are identified, then the accounting for the acquisition will be revised.

Gold Fields 2018 RESULTS
Consideration transferred
The following table summarises the acquisition date fair value of the consideration transferred:
2018
US$’m
Cash for Asanko redeemable preference shares and equity
165.0
Total consideration paid
165.0

Gain on acquisition of Asanko
The gain on acquisition was determined as follows:
2018
US$’m
Total fair value of assets acquired
216.8
Consideration transferred
(165.0)
Gain on acquisition
3
51.8
·
The redeemable preference shares have the following conditions:
− Redeemable at the option of the issuer; and
− Non-interest bearing.
The redeemable preference shares were recognised as an investment in an equity financial instrument measured at fair value. The key assumptions used to determine the fair value of the redeemable preference shares of US$129.9 million at acquisition were as follows:
Par value of the preference shares
US$/m
165.0
Market related interest rate
7,85 per cent
Expected redemption period
5 years
·
The key assumptions used to determine the fair value of the net identifiable assets acquired were as follows:
US$ gold price – 2018 to 2019
US$/oz
1,200
US$ gold price – 2020 onwards
US$/oz
1,300
Discount rate
10.27 per cent
Life of mine
12 years
·
The excess of the fair value of the identifiable net assets acquired over the consideration is recognised immediately in profit or loss as a gain on acquisition.
Silicosis and tuberculosis class and individual actions
As previously reported, the Gold Working Group (comprising
African Rainbow Minerals, Anglo American SA, AngloGold Ashanti,
Gold Fields, Harmony and Sibanye-Stillwater) (the “GWG Parties”)
concluded a settlement agreement (the “Settlement Agreement”)
with the attorneys representing claimants in the silicosis and tuberculosis class action litigation on 3 May 2018. The Settlement
Agreement provides meaningful compensation to all eligible
workers suffering from silicosis and/or tuberculosis who worked in the GWG Parties’ mines from 12 March 1965 to the effective date of the Settlement Agreement.

The Settlement Agreement is subject to certain suspensive
conditions, including that an unconditional order of court,
sanctioning the Settlement Agreement to make the Settlement
Agreement an order of court, is obtained from the High Court of
South Africa (Gauteng Local Division, Johannesburg) (the “Court”).

The first stage of the Court approval application comprised an ex parte application which was heard on 13 December 2018.
Following this hearing, the Court issued an order setting out how members of the settling classes and other interested parties should be informed of the proposed settlement and how they may make representations to the Court regarding the settlement,
should they wish.

The second stage of the approval application makes provision for members of the settling classes and interested parties to make submissions to the Court, if they so wish, on the settlement. The hearing of the second stage of the approval application will take place from 29 to 31 May 2019. Should there be no notifications of objections to the settlement, this hearing will take place on 3 April
2019.

If and when the Court has approved the settlement, there will then be a period in which members of the settling classes may indicate whether they wish to opt out of the settlement. The Settlement
Agreement provides that any member of the settlement classes who doesn’t opt out is automatically eligible to submit a claim.

In terms of the settlement, a settlement trust will be constituted. A website (www.SilicosisSettlement.co.za) and a Facebook page
(www.facebook.com/silicosissettlement) were established where miners, ex-miners or their dependants can register an interest in making a claim from the settlement trust once it is established, and learn more about the settlement.
Provision raised
Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the Settlement Agreement. At 31 December 2018, the provision for
Gold Fields’ share of the settlement of the class action claims and related costs amounts to US$25 million (R368 million). The nominal value of this provision is US$35 million (R507 million).

This provision compares to the initial amount raised in June 2017 of US$30 million (R390 million). The decrease is due to a change in the timing of expected cash flows.

The ultimate outcome of this matter remains uncertain, with a possible failure to fulfil all the suspensive conditions, including the
Settlement Agreement being approved by the Court. The provision is consequently subject to adjustment in the future.
South Deep tax dispute
During the September 2014 quarter, the South African Revenue
Service (SARS) issued a Finalisation of Audit Letter stating that
SARS has disallowed GFI Joint Venture Holdings (Pty) Ltd’s
(GFIJVH) additional capital allowance claim.

The Group objected to SARS’ decision and vigorously defended its position. After no resolution was achieved during a Tax Court sitting in 2017, GFIJVH appealed to the High Court.

The Group announced that on 30 May 2018 GFIJVH and SARS
entered into a confidential settlement agreement (as provided for in the Tax Administration Act) in full and final settlement of this matter. As a result of the settlement GFIJVH has recognised an additional R2,708 million (US$185 million) of capital allowances with a tax effect on this amount of R785 million (US$54 million).

Gold Fields 2018 RESULTS

Segment reporting
The net (loss)/profit per the income statement reconciles to the net
(loss)/profit in the segmental operating and financial results as follows:
2018
US$’m
Net loss (344.8)
– Operating segments 38.7
– Corporate and projects (383.5)
2017
US$’m
Net loss (7.7)
– Operating segments 398.5
– Corporate and projects (406.2)

Additional notes include
·
·
·
Debt maturity ladder on page 25;
Reconciliation of headline earnings with net loss on page 26;
and
Hedging/derivatives on page 27.
N.J. Holland
Chief Executive Officer
15 February 2019

Gold Fields 2018 RESULTS
The preliminary financial statements are presented on a condensed consolidated basis
INCOME STATEMENT
United States Dollars
Year ended
Figures are in millions unless otherwise stated
December
2018
(Reviewed)
December
2017
(Audited)
Revenue 2,577.8 2,761.8
Cost of sales (2,043.0) (2,105.1)
Cost of sales before amortisation and depreciation (1,374.6) (1,357.0)
– Cost of sales before gold inventory change and amortisation and depreciation (1,390.8) (1,426.5)
– Gold inventory change 16.2 69.5
– Amortisation and depreciation (668.4) (748.1)
Net interest expense (66.5) (62.7)
Share of results of equity accounted investees after taxation (13.1) (1.3)
Gain/(loss) on foreign exchange 6.4 (3.5)
Gain on financial instruments
21.0
34.4
Share-based payments (37.5) (26.8)
Long-term incentive plan (1.1) (5.0)
Other costs, net (54.9) (43.7)
Exploration and project expenses (104.2) (109.8)
Profit before royalties, taxation and non-recurring items 284.9 438.3
Non-recurring items (633.1) (223.9)
(Loss)/profit before royalties and taxation (348.2) 214.4
Royalties (62.5) (62.0)
(Loss)/profit before taxation (410.7) 152.4
Mining and income taxation 65.9 (173.2)
– Normal taxation (145.7) (204.7)
– Deferred taxation 211.6 31.5
Loss from continuing operations (344.8) (20.8)
Profit from discontinued operations, net of tax – 13.1
Loss for the year (344.8) (7.7)
Attributable to:
– Owners of the parent (348.2) (18.7)
– Non-controlling interest 3.4 11.0
Non-recurring items:
Loss on sale of inventory (8.9) –
(Loss)/profit on sale of assets (51.6) 4.0
Restructuring costs (113.9) (9.2)
Silicosis provision adjusted/(raised) 4.5 (30.2)
Impairment of South Deep
(481.5)
(277.8)
Reversal of impairments – 92.4
Impairment of investments and assets (38.8) (14.8)
Gain on acquisition of Asanko 51.8 –
Other 5.3 11.7
Total non-recurring items (633.1) (223.9)
Taxation on items above
171.1
(3.7)
Non-recurring deferred taxation items (non-cash) 61.5 6.2
Net non-recurring items after tax (400.5) (221.4)
Loss from continuing operations attributable to owners of the parent (348.2) (31.8)
Loss per share (cents) from continuing operations attributable to owners of the parent (42) (4)
Diluted loss per share (cents) from continuing operations attributable to owners of the parent (42) (4)
Profit from discontinued operations attributable to owners of the parent – 13.1
Profit per share (cents) from discontinued operations attributable to owners of the parent – 2
Diluted profit per share (cents) from discontinued operations – 2
Headline earnings from continuing operations attributable to owners of the parent 60.6 212.3
Headline earnings per share (cents) from continuing operations attributable to owners of the parent 7 26
Diluted headline earnings per share (cents) from continuing operations attributable to owners of the parent 7 26
Headline loss from discontinued operations attributable to owners of the parent – (2.4)
Diluted headline loss per share (cents) from discontinued operations attributable to owners of the parent – –
Profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest – continuing operations
26.9 157.3
Profit per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest (cents) – continuing operations
3 19
Loss excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest – discontinued operations
– (3.5)
Loss per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest (cents) – discontinued operations
– –
US dollar/South African rand conversion rate 13.20 13.33
US dollar/Australian dollar conversion rate 0.75 0.77
Gold equivalent produced – managed continuing operations eq oz (000) 2,063 2,193
Gold equivalent produced – managed discontinued operation eq oz (000) – 39
Gold equivalent price received US$/eq oz
1,251 1,255
Figures may not add as they are rounded independently.
The condensed consolidated financial statements have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet Ilarionova, the Group's Financial
Controller. This process was supervised by Paul Schmidt, the Group's Chief Financial Officer.

Gold Fields 2018 RESULTS

STATEMENT OF COMPREHENSIVE INCOME
United States Dollars
Year
ended
Figures are in millions unless otherwise stated
December
2018
(Reviewed)
December
2017
(Audited)
Net loss
(344.8)
(7.7)
Other comprehensive income, net of tax
(330.0)
279.2
Equity investments at FVOCI – net change in fair value*
(8.2)
–
Deferred taxation on above item*
4.0
–
Available for sale financial assets - net change in fair value
#
–
(0.7)
Foreign currency translation adjustments
#
(325.8)
279.9
Total comprehensive income
(674.8)
271.5
Attributable to:
– Owners of the parent
(678.2)
260.5
– Non-controlling interest
3.4
11.0
(674.8)
271.5
* Items that will not be reclassified to the income statement.
#
Item can be subsequently reclassified to the income statement.
STATEMENT OF FINANCIAL POSITION
United States Dollars
Figures are in millions unless otherwise stated
December
2018
(Reviewed)
December
2017
(Audited)
Non-current assets
5,183.2
5,505.7
Property, plant and equipment
4,259.2
4,892.9
Goodwill
–
76.6
Other non-current assets
194.1
188.3
Equity accounted investments
225.1
171.3
Investments
235.3
104.6
Deferred taxation
269.5
72.0
Current assets
921.1
1,114.4
– Other current assets
521.4
595.4
– Cash and cash equivalents
399.7
479.0
– Assets held for sale
–
40.0
Total assets
6,104.3
6,620.1
Total equity
2,706.9
3,403.0
Non-current liabilities
2,781.9
2,363.1
Deferred taxation
454.9
453.9
Borrowings
1,925.3
1,587.9
Environmental rehabilitation provisions
289.6
281.5
Finance lease liability
80.1
–
Long-term employee benefits
2.1
–
Other long-term provisions
29.9
39.8
Current liabilities
615.5
854.0
– Other current liabilities
520.7
660.4
– Current portion of borrowings
86.3
193.6
– Current portion of finance lease liability
8.5
–
Total equity and liabilities
6,104.3
6,620.1
US dollar/South African rand conversion rate
14.63
12.58
US dollar/Australian dollar conversion rate
0.70
`
0.77
Net debt (borrowings net of cash and cash equivalents)
1,611.9
1,302.5

Gold Fields 2018 RESULTS
STATEMENT OF CHANGES IN EQUITY
United States Dollars
Figures are in millions unless otherwise stated
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance at 31 December 2017 (Audited) 3,622.5 (1,817.8) 1,471.1 127.2 3,403.0
Adjustment on initial application of IFRS I5 (net of tax) – – (3.5) – (3.5)
Adjusted balance at 1 January 2018 3,622.5 (1,817.8) 1,467.6 127.2 3,399.5
Total comprehensive income – (330.0) (348.2) 3.4 (674.8)
(Loss)/profit for the year – – (348.2) 3.4 (344.8)
Other comprehensive income – (330.0) – – (330.0)
Dividends declared – – (45.5) (9.8) (55.3)
Share-based payments continuing operations – 37.5 – – 37.5
Balance as at 31 December 2018 (Reviewed) 3,622.5 (2,110.3) 1,073.9 120.8 2,706.9
United States Dollars
Figures are in millions unless otherwise stated
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance at 31 December 2016 restated (Audited) 3,622.5 (2,124.4) 1,552.6 122.6 3,173.3
Total comprehensive income – 279.2 (18.7) 11.0
271.5
(Loss)/profit for the year – – (18.7) 11.0 (7.7)
Other comprehensive income – 279.2 – – 279.2
Dividends declared – – (62.8) (6.4) (69.2)
Share-based payments continuing operations – 26.8 – – 26.8
Share-based payments discontinued operation – 0.6 – – 0.6
Balance as at 31 December 2017 (Audited) 3,622.5 (1,817.8) 1,471.1 127.2 3,403.0
DEBT MATURITY LADDER (REVIEWED)
United States Dollars
Figures are in millions unless otherwise stated
31 Dec 2018 31 Dec 2019
1 Jan 2020 to
31 Dec 2025
Total
Uncommitted loan facilities
Rand million 1,650.0 – – 1,650.0
Rand debt translated to dollar 112.8 – – 112.8
Total (US$’m) 112.8 – – 112.8
Committed loan facilities
US dollar million – – 2,537.0 2,537.0
Rand million – – 2,500.0 2,500.0
A$ million – – 500.0 500.0
Rand debt translated to dollar – – 170.9
170.9
A$ debt translated to dollar – – 351.7 351.7
Total (US$’m) – – 3,059.6 3,059.6
Total (US$’m) – Uncommitted and committed loan facilities
112.8 – 3,059.6 3,172.4
Utilisation – Uncommitted loan facilities
Rand million 1,263.0 – – 1,263.0
Rand debt translated to dollar 86.3 – – 86.3
Total (US$’m) 86.3 – – 86.3
Utilisation – Committed loan facilities (including US$ bond)
US dollar million – – 1,560.9 1,560.9
Rand million – – 700.0 700.0
A$ million – – 450.0 450.0
Rand debt translated to dollar – – 47.9 47.9
A$ debt translated to dollar – – 316.5 316.5
Total (US$’m) – – 1,925.3 1,925.3
Total (US$’m) – Utilisation – Uncommitted and committed loan facilities 86.3 – 1,925.3 2,011.6
Exchange rate: US$1 = R14.63 and US$1 = A$0.70 being the closing rates for year ended December 2018.

Gold Fields 2018 RESULTS

STATEMENT OF CASH FLOWS
United States Dollars
Year ended
Figures are in millions unless otherwise stated
December
2018
(Reviewed)
December
2017
(Audited)
Cash flows from operating activities 613.1 831.6
Profit before royalties, tax and non-recurring items 284.9 438.3
Non-recurring items (633.1) (223.9)
Amortisation and depreciation 668.4 748.1
Other non-cash items
#
611.4 250.2
South Deep BEE dividend (1.7) (1.5)
Payment of long-term incentive plan (17.8) (11.5)
Change in working capital (16.3) (69.4)
Royalties and taxation paid (282.7) (305.5)
Cash generated by continuing operations 613.1 824.8
Cash generated by discontinued operations – 6.8
Dividends paid (55.3) (69.2)
Owners of the parent (45.5) (62.8)
Non-controlling interest holders (9.8) (6.4)
Cash flows from investing activities (886.8) (908.6)
Capital expenditure – additions (814.2) (833.6)
Proceeds on disposal of property, plant and equipment 78.9 23.2
Purchase of investments (19.3) (80.1)
Purchase of Asanko (165.0) –
Proceeds on disposal of assets held for sale 40.0 –
Proceeds on disposal of investments 0.5 –
Proceeds on disposal of Darlot – 5.4
Contributions to environmental trust funds (7.7) (16.7)
Cash utilised in continuing operations (886.8) (901.8)
Cash utilised in discontinued operations – (6.8)
Cash flows from financing activities 257.3 84.2
Loans received 691.7 779.7
Loans repaid (431.9) (695.5)
Payment of finance lease liability (2.5) –
Cash generated by continuing operations 257.3 84.2
Cash generated by discontinued operations – –
Net cash outflow (71.7) (62.0)
Net cash outflow from continuing operations (71.7) (62.0)
Net cash inflow from discontinued operations – –
Translation adjustment (7.6) 14.3
Cash at beginning of year 479.0 526.7
Cash at end of year 399.7 479.0
Cash flow for continuing operations from operating activities less net capital expenditure, environmental payments and finance lease payments
(132.4) (2.3)
#
Includes impairment of South Deep (US$481.5 million), impairment of investments and assets (US$38.8 million), gain on acquisition of Asanko (US$51.8 million) and loss on disposal of assets (US$51.6 million).
RECONCILIATION OF HEADLINE EARNINGS WITH NET LOSS
United States Dollars
Year ended
Figures are in millions unless otherwise stated
December
2018
(Reviewed)
December
2017
(Audited)
Net loss from continuing operations (348.2) (31.8)
Loss/(profit) on sale of assets 51.6 (4.0)
Taxation effect on sale of assets (12.0) 1.2
Reversal of impairment
–
(92.4)
Impairment of South Deep 481.5 277.8
Gain on acquisition of Asanko (51.8) –
Impairment of investments and assets and other
72.5 66.3
Taxation on impairment of South Deep and investments and assets
(130.4)
(4.3)
Non-controlling interest effect on impairment of investments and assets (2.6) (0.5)
Headline earnings from continuing operations 60.6 212.3
Headline earnings per share – cents 7 26
Based on headline earnings as given above divided by 821,532,707 (December 2017 – 820,611,806) being the weighted average number of ordinary shares in issue.

Gold Fields 2018 RESULTS
HEDGING/DERIVATIVES (REVIEWED)
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows:
· to protect cash flows at times of significant expenditure;
· for specific debt servicing requirements; and
· to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Derivative instruments*
Ghana – Oil hedge
In May 2017 and June 2017 fixed price ICE Gasoil cash settled swap transactions were entered into for a total of 125.8 million litres of diesel for the period
June 2017 to December 2019. The average swap price is US$457 per metric tonne (equivalent to US$61.4 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.80 per barrel.
At the reporting date, the mark to market value on the hedge was positive US$3.0 million with a realised gain of US$7.5 million.
Ghana – Gold hedge
In January 2018 and April 2018, a total of 488,900 ounces of the expected production for the Ghanaian region was hedged for the period January 2018 to
December 2018 using zero-cost collars. The average strike prices are US$1,300 per ounce on the floor and US$1,418 per ounce on the cap.
At the reporting date, the mark to market value on the hedge was positive US$2.4 million with a realised gain of US$19.6 million.
Australia – Oil hedge
In May 2017 and June 2017 fixed price Singapore 10ppm Gasoil cash settled swap transactions were entered into, for a total of 77.5 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$61.15 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.92 per barrel.
At the reporting date, the mark to market value on the hedge was positive A$2.5 million (US$1.7 million) with a realised gain of A$6.2 million (US$4.6 million).
Australia – Gold hedge
In February 2018, Asian swaps
#
were entered into for the period June 2018 to December 2018 for a total of 221,000 ounces of gold. The average strike price on the swaps was A$1,714 per ounce.
In March 2018, zero cost collars were entered into for the period April 2018 to December 2018 for a total of 452,800 ounces of gold. The average strike prices are A$1,703 per ounce on the floor and US$1,767 per ounce on the cap.
The realised gain on the above Asian swaps and zero cost collars was A$11.3 million (US$8.4 million).
In December 2018, additional Asian swaps were entered into for the period January 2019 to December 2019 for a notional 283,000 ounces of gold at an average strike price of A$1,751 per ounce.
At the reporting date, the mark to market value on the above hedges was negative A$11.9 million (US$8.4 million).
In December 2018, additional zero cost collars were executed for the period January 2019 to December 2019 for a notional 173,000 ounces of gold with a strike price on the floor at A$1,720 per ounce and the strike price on the cap at A$1,789 per ounce.
At the reporting date, the mark to market value on the hedge was negative A$5.5 million (US$3.9 million).
Subsequent to year end, additional zero cost collars were executed for the period January 2019 to December 2019 for a notional 456,000 ounces of gold with a strike price on the floor at A$1,800 per ounce and the strike price on the cap at A$1,869 per ounce.
In summary, the zero cost collars taken out for Australia for 2019 are for 629,000 ounces of gold in total with a strike price on the floor at A$1,778 per ounce and a strike price on the cap at A$1,847 per ounce and Asian swaps of 283,000 ounces of gold with an average strike price of A$1,751 per ounce.
Australia – Foreign exchange hedge
In May 2018, AUD/USD average rate forwards were entered into for a total notional US$96 million for the period January 2019 to December 2019 at an average strike price of 0.7517.
In June 2018, further hedges were taken out for a total notional US$60 million for the same period as above (January 2019 to December 2019) at an average strike of 0.7330.
In September 2018, further hedges were taken out for a total notional US$100 million for the same period as above (January 2019 to December 2019) at an average strike of 0.7182.
In October 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$60 million at an average strike of 0.7075.
In December 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$50 million at an average strike of 0.715.
At the reporting date, the mark to market value on the hedge was negative A$12.3 million (US$8.7 million).
South Africa – Gold hedge
In November 2017, a zero cost collar was entered into for the period January 2018 to December 2018 for 63,996 ounces of gold. The strike prices were
R600,000 per kilogram on the floor and R665,621 per kilogram on the cap.
At the reporting date, the mark to market value on the hedge was positive R5.3 million (US$0.4 million) with a realised gain of R117.2 million (US$8.9 million).
In October 2018 and November 2018, average rate forwards were entered into for the period September 2019 to December 2019 for a total of 69,543 ounces at an average strike price of R615,103 per kilogram.
At the reporting date, the mark to market value was negative R28.6 million (US$2.0 million).
Subsequent to year end, additional rate forwards were taken out for a further 30,072 ounces at an average strike price of R620,000 per kilogram.
In summary, the rate forwards taken out for South Deep for 2019 are for 99,615 ounces of gold in total at an average strike price of R616,581 per kilogram.
Peru – Copper hedge
In November 2017, zero-cost collars were entered into for the period January 2018 to December 2018. A total volume of 29,400 tonnes was hedged, at an average floor price of US$6,600 per tonne and an average cap price of US$7,431 per tonne.
At the reporting date the mark to market value on the hedges was positive US$1.2 million, with a realised gain of US$4.8 million.
* Do not qualify for hedge accounting and are accounted for as derivative financial instruments in the income statement.
#
Asian swap is an option where the payoff is determined by the average monthly gold price over the option period.
All these derivative financial instruments are measured at fair value using available market contract values for each trading date’s settlement volume (Level 2).

Gold Fields 2018 RESULTS

SEGMENTAL OPERATING AND FINANCIAL RESULTS
United States Dollars
Figures are in millions
unless otherwise stated
Total
Mine
Operations
Including
Equity
Accounted
Joint
Venture
Total
Mine
Operations
Excluding
Equity
Accounted
Joint
Venture
Total
Mine
Continuing
Operations
Excluding
Equity
Accounted
Joint
Venture
South
Africa
Region
West Africa
Region
South
America
Region
Ghana Peru
South
Deep
Total Tarkwa Damang
Asanko*
45%
Cerro
Corona
Operating Results (Unreviewed)
Ore milled/treated
Year 2018
Year 2017
34,110 33,166 33,166 1,320 18,940 13,791 4,205 944 6,644
(000 tonnes) 34,492 34,492 34,154
2,081 18,117 13,527 4,590 – 6,796
Yield
Year 2018
Year 2017
2.0 2.0 2.0 3.7 1.2 1.2 1.3 1.5 1.5
(grams per tonne) 2.0 2.0 2.0 4.2 1.2 1.3 1.0 – 1.4
Gold produced
Year 2018
Year 2017
2,107.8 2,063.2 2,063.2 157.1 750.2 524.9 180.8 44.5 314.1
(000 managed equivalent ounces) 2,232.5 2,232.5 2,193.3
281.3 710.0 566.4 143.6 – 306.7
Gold sold
Year 2018
Year 2017
2,104.5 2,058.6 2,058.6
167.8 751.6 524.9 180.8 45.9 299.1
(000 managed equivalent ounces) 2,240.2 2,240.2 2,201.1
281.8 710.0 566.4 143.6 – 313.8
Gold price received
Year 2018
Year 2017
1,251 1,252 1,252 1,252 1,265 1,271 1,266 1,196 1,174
(dollar per equivalent ounce) 1,255 1,255
1,255 1,256
1,255 1,255 1,255 –
1,252
Cost of sales before gold inventory change
and amortisation and depreciation
Year 2018
Year 2017
42 42 42
199 26 22 34 44 24
(dollar per tonne) 43 43 42 147 26 26 26 – 22
All-in-sustaining costs
Year 2018
Year 2017
971 968 968
1,903 926 951 813 1,069 282
(dollar per ounce) 945 945 936
1,340 958 940 1,027 – 203
Total all-in-cost
Year 2018
Year 2017
1,047 1,044 1,044
2,012
1,098
951 1,506 1,175 282
(dollar per ounce) 1,008 1,008 1,000
1,400 1,119 940 1,827 – 203
Financial Results ($ millions) (Reviewed)
Revenue
Year 2018
Year 2017
#
2,632.7 2,577.8 2,577.8 210.1 950.8 666.9 229.0 54.9 351.0
`
2,810.8 2,810.8 2,761.8 354.1 891.1 710.8 180.3 – 392.9
Cost of sales before
Year 2018
Year 2017
#
(1,412.6) (1,375.2) (1,375.2) (271.7) (470.6)
(308.8) (124.4) (37.4)
(154.8)
amortisation and depreciation (1,403.8) (1,403.8) (1,356.6) (304.7) (428.2) (306.0) (122.2) – (154.3)
Cost of sales before gold inventory
Year 2018
Year 2017
#
(1,433.0) (1,391.4)
(1,391.4) (262.0)
(483.8)
(298.7) (143.5) (41.6)
(160.3)
change and amortisation and depreciation (1,472.4) (1,472.4) (1,426.1) (306.3) (469.4) (348.0) (121.2) – (151.2)
– Gold inventory change
Year 2018
Year 2017
#
20.4 16.2 16.2 (9.6) 13.2 (10.1) 19.1 4.2 5.5
68.6 68.6 69.5 1.5 41.1 42.0 (0.9) – (3.1)
Amortisation of mining assets
Year 2018
Year 2017
#
(680.3) (664.7)
(664.7) (48.9)
(283.7)
(168.3) (99.9) (15.5)
(81.8)
(748.9) (748.9)
(745.4) (74.2)
(242.3)
(220.0) (22.3) –
(130.9)
Other expenses
Year 2018
Year 2017
#
(62.9) (62.6)
(62.6) (19.5)
1.4 5.7 (3.9) (0.3)
(8.4)
(91.6) (91.6)
(89.5) (7.8)
(16.3)
(9.2) (7.1) –
(21.6)
Profit/(loss) before royalties
Year 2018
Year 2017
#
477.0 475.4 475.4 (130.0) 197.9 195.4 0.8 1.7 106.0
and taxation 566.6 566.6
570.3 (32.7)
204.3
175.6 28.7 –
86.2
Royalties, mining and
Year2018
Year 2018
#
(30.5) (27.8) (27.8) 161.8 (17.4) (19.5) 4.8 (2.8) (61.5)
income taxation (240.9) (240.9) (234.2) 9.1 (82.7) (80.3) (2.4) – (41.4)
– Normal taxation
Year 2018
Year 2017
#
(161.4) (161.4) (161.4) – (19.6) (19.6) – – (52.1)
(209.6) (209.6)
(207.3) –
(58.0)
(58.0) – –
(50.8)
– Royalties
Year 2018
Year 2017
#
(65.3) (62.5) (62.5) (1.0) (31.3) (21.2) (7.3) (2.8) (5.1)
(63.1) (63.1)
(62.0) (1.8)
(27.1)
(21.7) (5.5) –
(5.3)
– Deferred taxation
Year 2018
Year 2017
#
196.2 196.2 196.2 162.7 33.5 21.4 12.1 – (4.3)
31.7 31.7
35.0 10.9
2.5
(0.6) 3.1 –
14.7
Profit/(loss) before non-
Year 2018
Year 2017
#
446.4 447.4 447.4 31.7 180.6 175.9 5.6 (1.1) 44.5
recurring items
325.6 325.6 336.0
(23.4) 121.6 95.4 26.3 – 44.9
Non-recurring items
Year 2018
Year 2017
#
(407.8) (407.8)
(407.8) (256.5)
(149.7)
(135.8) (13.9) –
(2.0)
72.8 72.8 49.3 (1.8) (15.9) (10.0) (5.9) – 52.6
Net (loss)/profit
Year 2018
Year 2017
#
38.7
39.6 39.6 (224.7)
30.9
40.1 (8.3) (1.1)
42.6
398.5 398.5 385.4 (25.3) 105.8 85.4 20.4 – 97.4
Year 2018
Year 2017
#
(677.7) (664.9) (664.9)
(58.3) (307.4) (156.1) (138.5) (12.8) (33.2)
(752.7) (752.7) (745.9) (82.4) (312.8) (180.6) (132.1) – (34.0)
The average US dollar/Rand exchange rates were US$1 = R13.20 for 2018 and US$1 = R13.33 for 2017.
The average Australian/US dollar exchange rates were A$1 = US$0.75 for 2018 and A$1 = US$0.77 for 2017.
Figures may not add as they are rounded independently.
#
Reviewed.
* Equity accounted Joint Venture.

Gold Fields 2018 RESULTS
SEGMENTAL OPERATING AND FINANCIAL RESULTS
United States Dollars Australian Dollars
South
African
Rand
United States
Dollars
Australian
Dollars
Figures are in millions
unless otherwise
stated
Australia
Region
Australia
Region
1
South Africa
Region
2
Australia
Region
Australia
Region
Continuing Continuing Discontinued
Discontinued
Total St Ives
Agnew/
Lawlers
Granny
Smith
Total St Ives
Agnew/
Lawlers
Granny
Smith
South
Deep
Darlot
Darlot
Operating Results (Unreviewed)
Ore milled/treated(000 tonnes)
Year 2018
Year 2017
7,207 4,251 1,178 1,778 7,207 4,251 1,178 1,778 1,348
– –
7,159 4,198 1,235 1,726 7,159 4,198 1,235 1,726 2,081
338
338
Yield (grams per tonne)
Year 2018
Year 2017
3.8 2.7 6.3 4.9 3.8 2.7 6.3 4.9 3.6 –
–
3.9 2.7 8.8 7.6 3.9 2.7 8.8 7.6 4.2
3.6
3.6
Gold produced (000 managed
Year 2018
Year 2017
886.4 366.9 239.1 280.4 886.4 366.9 239.1 280.4 4,885 –
–
equivalent ounces)
895.4 363.9 241.2 290.3 895.4 363.9 241.2 290.3 8,748
39.2
39.2
Gold sold (000 managed
Year 2018
Year 2017
885.9 367.0 238.5 280.5 885.9 367.0 238.5 280.5 5,220 –
–
equivalent ounces)
895.4 363.9 241.2 290.3 895.4 363.9 241.2 290.3 8,766
39.2
39.2
Gold price received (dollar per
Year 2018
Year 2017
1,265 1,266 1,263 1,266 1,694 1,695 1,690 1,694 531,253 –
–
equivalent ounce)
1,255 1,257 1,254 1,253 1,640 1,642 1,639 1,638 538,344
1,252
1,637
Cost of sales before gold
inventory change and
amortisation and depreciation
Year 2018
Year 2017
73 47 136 94 98 63 182 125 2,564 –
–
(dollar per tonne)
70 45 125 91 91 58 164 119 1,962
137
179
All-in sustaining costs
Year 2018
Year 2017
943 902 1,026 925 1,262 1,207 1,374 1,239 807,688
–
–
(dollar per ounce)
926 916 977 896 1,210 1,198 1,276 1,171 574,406 1,432
1,874
Total all-in-cost
Year 2018
Year 2017
943 902 1,026 925 1,262 1,207 1,374 1,239 854,049
–
–
(dollar per ounce)
926 916 977 896 1,210 1,198 1,276 1,171 600,109 1,432
1,874
Financial Results ($ millions) (Reviewed)
Revenue
Year 2018
Year 2017
#
1,120.8 464.7 301.1 355.0 1,500.5 622.1 403.1 475.3 2,772.9 –
–
1,123.7 457.3 302.6 363.8 1,468.5 597.6 395.4 475.5 4,719.8
49.0
64.1
Cost of sales before amortisation
and depreciation
Year 2018
Year 2017
#
(515.5) (185.9) (161.5) (168.1) (690.2) (248.9) (216.2) (225.1) (3,585.8)
–
–
(469.4) (158.6) (150.4) (160.3) (613.4) (207.3) (196.6) (209.5) (4,061.9)
(47.1)
(61.7)
Cost of sales before gold
inventory change and
Year 2018
Year 2017
#
(526.9) (200.9) (159.7) (166.3) (705.4) (268.9) (213.9) (222.6) (3,458.7) –
–
amortisation and depreciation
(499.3) (187.6) (154.9) (156.8) (652.5) (245.2) (202.5) (204.9) (4,082.5)
(46.3)
(60.5)
– Gold inventory
Year 2018
Year 2017
#
11.4 14.9 (1.7) (1.8) 15.2 20.0 (2.3) (2.5) (127.1) –
–
change
29.9 29.0 4.5 (3.6) 39.1 37.9 5.9 (4.7) 20.6
(0.9)
(1.1)
Amortisation of mining
Year 2018
Year 2017
#
(265.8) (355.8) (646.0) –
–
assets
(298.1) (388.2) (989.2)
(3.5)
(4.2)
Other expenses
Year 2018
Year 2017
#
(36.5) (48.9) (257.4) –
–
(43.8) (57.2) (104.2)
(2.1)
(3.0)
Profit/(loss) before
Year 2018
Year 2017
#
303.0 405.7 (1,716.4) –
–
royalties and taxation
312.4 409.6 (435.5)
(3.7)
(4.7)
Royalties, mining and
Year 2018
Year 2017
#
(113.2) (151.5) 2,152.5
–
–
income taxation
(119.3) (156.2) 121.1
(6.7)
(9.0)
– Normal taxation
Year 2018
Year 2017
#
(89.6) (119.9)
– –
–
(98.4) (128.6)
– (2.3)
(3.0)
– Royalties
Year 2018
Year 2017
#
(27.9) (37.4) (13.0)
–
–
(27.8) (36.3) (23.6) (1.1)
(1.5)
– Deferred taxation
Year 2018
Year 2017
#
4.3 5.8 2,165.5
–
–
6.9 8.6 144.8 (3.3)
(4.5)
Profit/(loss) before
Year 2018
Year 2017
#
189.8 254.1 436.2
–
–
non-recurring items
193.1 253.4 (314.2) (10.4)
(14.7)
Non-recurring items
Year 2018
Year 2017
#
0.3 0.4 (3,445.4)
–
–
14.4 18.7 (23.5)
23.5
30.8
Net profit/(loss)
Year 2018
Year 2017
#
190.2 254.5 (3,009.2)
–
–
207.5 272.1 (337.8)
13.1
17.1
Capital expenditure
Year 2018
Year 2017
#
(278.7) (127.2) (72.8) (78.8) (373.2) (170.3) (97.5) (105.4) (769.9) –
–
(156.2) (127.2) (73.7) (87.0) (414.1) (204.1) (96.2) (113.8) (1,098.8) (6.8)
(8.9)
As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
1
For Australia, all financial numbers are in Australian dollar.
2
For South Africa, all financial numbers are in Rand and Rand per kilogram.
Figures may not add as they are rounded independently.
#
Reviewed.

ALL-IN COSTS (UNREVIEWED)
World Gold Council Industry Standard
United States Dollars
Figures are in millions
unless otherwise stated
Total
Group
Including
Equity
Accounted
Joint Venture
Total
Mine
Operations
Excluding
Equity
Accounted
Joint Venture
Total
Mine
Continuing
Operations
Excluding
Equity
Accounted
Joint Venture
South Africa
Region
West Africa
Region
South
America
Region
Ghana Peru
South
Deep
Total Tarkwa Damang Asanko
Cerro
Corona
Cost of sales before gold
Year 2018
Year 2017
(1,432.4) (1,391.4) (1,391.4) (262.0) (483.8) (298.7) (143.5) (41.6) (160.3)
inventory change and (1,472.8) (1,472.8) (1,426.5)
(306.3) (469.4) (348.0) (121.3) – (151.2)
amortisation and depreciation
Gold inventory change
Year 2018
Year 2017
20.4 16.2 16.2 (9.6) 13.2 (10.1) 19.1 4.2 5.5
68.6 68.6 69.5
1.5 41.1 42.0 (0.9) – (3.1)
Royalties
Year 2018
Year 2017
(65.2) (62.5) (62.5)
(1.0) (31.3) (21.2) (7.3) (2.8) (5.1)
(63.1) (63.1) (62.0)
(1.8) (27.1) (21.7) (5.5) – (5.3)
Realised gains/losses on
Year 2018
Year 2017
12.2 12.2 12.2
– 7.6 5.5 2.1 – –
commodity cost hedges 1.3 1.3 1.3
– 0.8 0.8 – – –
Community/social
Year 2018
Year 2017
(14.6) (14.6) (14.6) (1.3) (7.1) (6.7) (0.4) – (6.3)
responsibility costs (20.2) (20.2) (20.2) (2.0) (11.5) (11.1) (0.4) – (6.7)
Non-cash remuneration –
Year 2018
Year 2017
(37.5) (26.9) (26.9)
(4.7) (8.8) (6.7) (2.1) – (4.3)
share-based payments (27.4) (19.8) (26.8)
(3.5) (6.1) ) (4.8) (1.3) – (3.6)
Cash remuneration
Year 2018
Year 2017
(1.1) (1.6) (1.6)
(0.9) (0.2) – (0.2) – 0.4
(long-term incentive plan) (5.1) (4.6) (5.0)
(0.5) (1.4) (1.1) (0.3) – (0.7)
Other
Year 2018
Year 2017
(10.0) (1.1) (1.1)
– (1.0) – – (1.0) (1.1)
(10.8) (1.0) (10.8) – – – – – (1.0)
By-product credits
Year 2018
Year 2017
171.4 171.2 171.2 0.3 1.0 0.7 0.2 0.2 169.2
178.7 178.7 178.6
0.6 (0.8) (0.9) 0.1 – 177.8
Rehabilitation amortisation
Year 2018
Year 2017
(18.1) (17.9) (17.9) (0.2) (7.0) (5.5) (1.3) (0.2) (3.7)
and interest (23.0) (23.0) (22.6)
(0.2) (7.7) (7.0) (0.7) – (5.8)
Sustaining capital expenditure
Year 2018
Year 2017
(531.5) (521.6) (521.6) (40.0) (177.6) (156.1) (13.5) (7.9) (33.2)
(623.9) (621.0) (614.2)
(65.5) (197.8) (180.6) (17.2) – (34.0)
Lease payments
Year 2018
Year 2017
(2.3) (2.3) (2.3) – – – – – (0.9)
– – –
– – – – – –
All-in sustaining costs
Year 2018
Year 2017
(1,908.9) (1,840.3) (1,840.3) (319.4) (695.0) (498.9) (147.0) (49.1) (39.8)
(1,997.8) (1,976.5) (1,938.9)
(377.7) (679.8) (532.4) (147.5) – (33.5)
Exploration, feasibility
Year 2018
Year 2017
(78.2) (0.4) (0.4) – (0.4) – (0.4) – –
and evaluation costs (59.9) – (59.9) – – – – – –
Non-sustaining capital
Year 2018
Year 2017
(295.3) (143.3) (143.3) (18.3) (129.9) (125.0) – (4.9) –
expenditure (216.5) (131.8) (219.3) (16.9) (114.9) – (114.9) – –
Total all-in cost
Year 2018
Year 2017
(2,282.3) (1,983.9) (1,983.9) (337.7) (825.3) (498.9) (272.3) (54.0) (39.8)
(2,274.2) (2,110.3) (2,218.1) (394.6) (794.7) (532.4) (262.4) – (33.5)
Total all-in sustaining cost
Year 2018
Year 2017
(1,908.9) (1,840.3) (1,840.3) (319.4) (695.0) (498.9) (147.0) (49.1) (39.8)
(1,997.8) (1,976.5) (1,938.9)
(377.7) (679.8) (532.4) (147.5) – (33.5)
Gold only ounces sold
Year 2018
Year 2017
1,946.4 1,900.5 1,900.5 167.8 751.6 524.9 180.8 45.9 141.0
`
– (000 ounces) 2,091.1 2,091.1 2,051.9
281.8 710.0 566.4 143.6 – 164.7
AISC per ounce of gold sold
Year 2018
Year 2017
981 968 968 1,903 926 951 813 1,069 282
US$/oz 955 945 945 1,340 958 940 1,027 – 203
Total all-in cost
Year 2018
Year 2017
(2,282.3) (1,983.9)
(1,983.9) (337.7)
(825.3)
(498.9) (272.3) (54.0)
(39.8)
(2,274.2) (2,110.3) (2,218.1) (394.6) (794.7) (532.4) (262.4) – (33.5)
Gold only ounces sold
– (000 ounces)
Year 2018
Year 2017
1,946.4 1,900.5 1,900.5 167.8 751.6 524.9 180.8 45.9 141.0
2,091.1 2,091.1 2,051.9
281.8 710.0 566.4 143.6 – 164.7
AIC per ounce of gold sold
US$/oz
Year 2018
Year 2017
1,173 1,044 1,044 2,012 1,098 951 1,506 1,175 282
1,088 1,009 1,081
1,400 1,119 940 1,827 – 203

Gold Fields 2018 RESULTS
ALL-IN COSTS (UNREVIEWED)
World Gold Council Industry Standard
United States Dollars
Figures are in millions
unless otherwise stated
Total
Continuing
Operations
Australia
Region
Corporate
and
projects
Australia
Region
Continuing Discontinued
St Ives
Agnew/
Lawlers
Granny
Smith
Darlot
Cost of sales before gold
Year 2018
Year 2017
(526.9) (200.9) (159.7) (166.3) 0.6
–
inventory change and (499.3) (187.6) (154.9) (156.8) (0.4) (46.3)
amortisation and depreciation
Gold inventory change
Year 2018
Year 2017
11.4 14.9 (1.7) (1.8) –
–
29.9 29.0 4.5 (3.6) –
(0.9)
Royalties
Year 2018
Year 2017
(27.9) (11.6) (7.4) (8.8) –
–
(27.9) (11.1) (7.6) (9.0) –
(1.1)
Realised gains/losses on
Year 2018
Year 2017
4.6 2.9 0.9 0.8 –
–
commodity cost hedges 0.4 0.3 0.1 0.1 –
–
Community/social
Year 2018
Year 2017
– – – – –
–
responsibility costs – – – – –
–
Non-cash remuneration –
Year 2018
Year 2017
(9.3) (3.5) (2.6) (3.1) (10.6)
–
share-based payments (5.9) (2.2) (1.7) (2.1) (7.7)
(0.6)
Cash remuneration
Year 2018
Year 2017
(0.8) (0.4) (0.1) (0.3) 0.5
–
(long-term incentive plan) (1.9) (0.7) (0.5) (0.7) (0.5) (0.1)
Other
Year 2018
Year 2017
– – – – (7.9)
–
– – – – (9.8) –
By-product credits
Year 2018
Year 2017
0.9 0.5 0.3 0.1 – –
1.0 0.6 0.3 0.1 – 0.1
Rehabilitation amortisation
Year 2018
Year 2017
(7.2) (4.4) (1.5) (1.3) – –
and interest (8.8) (5.5) (2.1) (1.2) – (0.4)
Sustaining capital expenditure
Year 2018
Year 2017
(278.7) (127.2) (72.8) (78.8) (2.2) –
(316.9) (156.2) (73.7) (87.0) (2.8)
(6.8)
Lease payments
Year 2018
Year 2017
(1.4) (1.4) – – – –
– – – – – –
All-in sustaining costs
Year 2018
Year 2017
(835.3) (331.0) (244.7) (259.6) (19.6) –
(829.4) (333.5) (235.7) (260.1) (21.2) (56.1)
Exploration, feasibility
Year 2018
Year 2017
– – – – (77.8) –
and evaluation costs – – – – (59.9) –
Non-sustaining capital
Year 2018
Year 2017
– – – – (147.1) –
expenditure – – – – (84.7) –
Total all-in cost
Year 2018
Year 2017
(835.3) (331.0) (244.7) (259.6) (244.6) –
(829.4) (333.5) (235.7) (260.1) (165.8) (56.1)
`
Total all-in sustaining cost
Year 2018
Year 2017
(835.3) (331.0) (244.7) (259.6) (19.6) –
(829.4) (333.5) (235.7) (260.1) (21.2) (56.1)
Gold only ounces sold
Year 2018
Year 2017
885.9 367.0 238.5 280.5 – –
– (000 ounces) 895.4 363.9 241.2 290.3 – 39.2
AISC per ounce of gold sold
Year 2018
Year 2017
943 902 1,026 925 – –
US$/oz 926 916 977 896 –
1,432
Total all-in cost
Year 2018
Year 2017
(835.3) (331.0) (244.7) (259.6) (244.6) –
(829.4) (333.5) (235.7) (260.1) (165.8) (56.1)
Gold only ounces sold
– (000 ounces)
Year 2018
Year 2017
885.9 367.0 238.5 280.5 – –
895.4 363.9 241.2 290.3 – 39.2
AIC per ounce of gold sold
US$/oz
Year 2018
Year 2017
943 902 1,026 925 – –
926 916 977 896 – 1,432

Gold Fields 2018 RESULTS

ALL-IN SUSTAINING COSTS AND ALL-IN COSTS GROSS OF BY-PRODUCT
CREDITS PER EQUIVALENT OUNCE OF GOLD SOLD (UNREVIEWED)
World Gold Council Industry Standard
United States Dollars
Figures are in millions
unless otherwise stated
Total
Mine
Operations
Including
Equity
Accounted
Joint Venture
Total
Mine
Operations
Excluding
Equity
Accounted
Joint Venture
Total
Mine
Continuing
Operations
Excluding
Equity
Accounted
Joint Venture
South Africa
Region
West Africa
Region
South
America
Region
Ghana Peru
South
Deep
Total Tarkwa Damang Asanko
Cerro
Corona
All-in sustaining costs
Year 2018
Year 2017
(1,908.9) (1,840.3)
(1,840.3)
(319.4) (695.0) (498.9) (147.0) (49.1) (39.8)
(per table on page 30) (1,997.8) (1,997.8) (1,938.9)
(377.7) (679.8) (532.4) (147.5) – (33.5)
Add back by-product credits
Year 2018
Year 2017
(171.4) (171.2) (171.2)
(0.3)
(1.0)
(0.7) (0.2) (0.2) (169.2)
(178.7) (178.7) (178.6)
(0.6) 0.8 0.9 (0.1) – (177.8)
All-in sustaining costs gross
Year 2018
Year 2017
(2,080.3) (2,011.6) (2,011.6)
(319.7) (696.0) (499.6) (147.1) (49.3) (209.0)
of by-product credits (2,176.5) (2,176.5) (2,117.5)
(378.3) (679.1) (531.5) (147.6) – (211.3)
Gold equivalent ounces sold
Year 2018
Year 2017
2,104.5 2,058.6 2,058.6
167.8 751.6 524.9 180.8 45.9 299.1
2,240.2 2,240.2 2,201.1
281.8 710.0 566.4 143.6 – 313.8
AISC gross of by-product
Year 2018
Year 2017
988 977 977
1,905 926 952 812 1,073 699
credits per equivalent ounce 972 972 962 1,342 956 938 1,028 – 673 of gold – US$/eq oz
All-in costs
Year 2018
Year 2017
(2,282.3) (1,983.9) (1,983.9)
(337.7) (825.3) (498.9) (272.3) (54.0) (39.8)
(per table on page 30)
(2,274.2) (2,274.2) (2,218.1) (394.6) (794.7) (532.4) (262.4) – (33.5)
Add back by-product credits
Year 2018
Year 2017
(171.4) (171.2) (171.2)
(0.3) (1.0) (0.7) (0.2) (0.2) (169.2)
(178.7) (178.7) (178.6)
(0.6) 0.8 0.9 (0.1) – (177.8)
All-in costs gross of
Year 2018
Year 2017
(2,453.7) (2,155.2) (2,155.2)
(338.0) (826.3) (499.6) (272.5) (54.2) (208.9)
by-product credits (2,452.9) (2,452.9) (2,396.7) (395.2) (794.0) (531.5) (262.5) – (211.3)
Gold equivalent ounces sold
Year 2018
Year 2017
2,104.5 2,058.6 2,058.6
167.8 751.6 524.9 180.8 45.9 299.1
2,240.2 2,240.2 2,201.1
281.8 710.0 566.4 143.6 – 313.8
AIC gross of by-product
Year 2018
Year 2017
1,166 1,047 1,047 2,014 1,099 952 1,506 1,179 699
credits per equivalent ounce 1,095 1,095 1,089
1,402 1,118 938 1,828 – 673
of gold – US$/eq oz
United States Dollars
Figures are in millions
unless otherwise stated
Total
Continuing
Operations
Australia
Region
Corporate
and
projects
Australia
Region
Continuing
Discontinued
St Ives
Agnew/
Lawlers
Granny
Smith
Darlot
All-in sustaining costs
Year 2018
Year 2017
(835.3) (331.0) (244.7) (259.6) (19.6)
–
(per table on page 31) (829.4) (333.5) (235.7) (260.1) (21.2) (56.1)
Add back by-product credits
Year 2018
Year 2017
(0.9) (0.5) (0.3) (0.1) –
–
(1.0) (0.6) (0.3) (0.1) –
(0.1)
All-in sustaining costs gross
Year 2018
Year 2017
(836.1) (331.5) (245.0) (259.7) (19.6)
–
of by-product credits (830.4) (334.1) (236.0) (260.3) (21.2)
(56.2)
Gold equivalent ounces sold
Year 2018
Year 2017
885.9 367.0 238.5 280.5 –
–
895.4 363.9 241.2 290.3 –
39.2
AISC gross of by-product
Year 2018
Year 2017
944 903 1,027 926 –
–
credits per equivalent ounce 927 918 978 897 – 1,435
of gold – US$/eq oz
All-in costs
Year 2018
Year 2017
(835.3) (331.0) (244.7) (259.6) (244.6)
–
(per table on page 31) (829.4) (333.5) (235.7) (260.1) (165.8) (56.1)
Add back by-product credits
Year 2018
Year 2017
(0.9) (0.5) (0.3) (0.1) –
–
(1.0) (0.6) (0.3) (0.1) –
(0.1)
All-in costs gross of
Year 2018
Year 2017
(836.1) (331.5) (245.0) (259.7) (244.6) –
by-product credits (830.4)
(334.1) (236.0)
(260.3) (165.8)
(56.2)
Gold equivalent ounces sold
Year 2018
Year 2017
885.9 367.0 238.5 280.5 – –
895.4 363.9 241.2 290.3 –
39.2
AIC gross of by-product
Year 2018
Year 2017
944 903 1,027 926 – –
credits per equivalent ounce 927 918 978 897 – 1,435
of gold – US$/eq oz

Gold Fields 2018 RESULTS
UNDERGROUND AND SURFACE (UNREVIEWED)
United States Dollars
Imperial
ounces with
metric
tonnes and
grade
Total
Mine
Operations
Including
Equity
Accounted
Joint
Venture
Total
Mine
Operations
Excluding
Equity
Accounted
Joint
Venture
Total
Mine
Continuing
Operations
Excluding
Equity
Accounted
Joint
Venture
South
Africa
Region
West
Africa
Region
South
America
Region
Australia
Region
Ghana Peru Continuing Discontinued
South
Deep
Total Tarkwa Damang
Asanko
45%
Cerro
Corona
Total St Ives
Agnew/
Lawlers
Granny
Smith
Darlot
Tonnes mined (000 tonnes)*
– underground
Year 2018
Year 2017
4,719 4,719 4,719 836 – – – – – 3,883 911 1,216 1,755 –
ore 5,108 5,108
4,775
1,421 – – – – –
3,355 484 1,174 1,699 333
– underground
Year 2018
Year 2017
201 201
201
201 – – – –
– – – – – –
waste 189 189 189 189 – – – – – – – – – –
– surface ore
Year 2018
Year 2017
30,062 28,921
28,921
– 19,812 14,176 4,495 1,141 6,854 3,396 3,396 – – –
31,099 31,099 31,099 – 20,032 16,703 3,329 – 7,085 3,982 3,981 – – –
– total
Year 2018
Year 2017
34,981 33,840
33,840
1,036 19,812 14,176 4,495 1,141 6,854 7,279 4,307 1,216 1,755 –
36,396 36,396 36,063 1,610 20,032 16,703 3,329 – 7,085 7,338 4,465 1,174 1,699 333
Grade mined (grams per tonne)
– underground
Year 2018
Year 2017
5.7 5.7 5.7 6.0 – – – –
– 5.4 4.1 6.5 5.2
–
ore 5.8 5.8
6.0
6.1 – – – – – 5.7 4.1 6.7 5.5 3.7
– surface ore
Year 2018
Year 2017
1.5 1.5 1.5 – 1.3 1.4 1.3 1.5 1.4 2.7 2.7 – –
–
1.5 1.5
1.5
– 1.3 1.3 1.1 – 1.1 2.9 2.9 – – –
– total
Year 2018
Year 2017
2.1 2.1 2.1 4.9 1.3 1.4 1.3 1.5 1.4 4.1 3.0 6.5 5.2 –
2.1 2.1
2.1
5.4 1.3 1.3 1.1 – 1.1 4.2 3.1 6.7 5.5 3.7
Gold mined (000 ounces)*
– underground
Year 2018
Year 2017
831.4 831.4
831.4
162.3 – – – – – 669.1 119.4 253.7 296.0 –
ore 927.3 927.3 887.6 268.9 – – – – – 618.7 64.2 253.8 300.7 39.7
– surface ore
Year 2018
Year 2017
1,396.2 1,342.1
1,342.1
1.3 839.1 572.1 242.3 54.0 233.8 292.6 292.6 – – –
1,454.2 1,454.2
1,454.2
– 833.7 711.0 122.7 – 246.3 374.3 374.3 – – –
– total
Year 2018
Year 2017
2,227.6 2,173.7 2,173.7 163.6 839.1 572.1 242.3 54.0 233.8 961.9 412.0 253.7 296.0 –
2,381.4 2,381.4
2,381.4
268.9 833.7 711.0 122.7 – 246.3 993.0 438.5 253.8 300.7 39.7
Ore milled/treated (000 tonnes)
– total milled
Year 2018
Year 2017
4,654 4,654
4,654
828 – – – – – 3,731 781 1,178 1,778 –
5,201 5,201
4,863
1,483 – – – – – 3,380 419 1,235 1,726 338
– underground
Year 2018
Year 2017
210 210
210
210 – ; – ; – ; – ;
– – – – – –
waste 165 165
165
165 – – – – – – – – – –
– surface ore
Year 2018
Year 2017
29,335 28,393
28,393
282 18,383 13,791 4,205 944 6,644 3,469 3,469
– – –
29,126 29,126
29,126
433 18,117 13,527 4,590 – 6,796 3,779 3,779
– – –
– total milled
Year 2018
Year 2017
34,110 33,166
33,166
1,320 18,383 13,791 4,205 944 6,644 7,207 4,251 1,178 1,778 –
34,492 34,492
34,154
2,081 18,117 13,527 4,590 – 6,796 7,159 4,198 1,235 1,726 338
Yield (grams per tonne)
– underground
Year 2018
Year 2017
5.2 5.2
5.2
5.9 – – – – – 5.1 3.9 6.3 4.9 –
ore 6.1 6.1
6.3
5.9 – – – – – 7.2 3.9 8.8 7.6 3.6
– surface ore
Year 2018
Year 2017
1.3 1.5
1.5
0.1 1.3 1.2 1.3 1.5 1.5 2.4 2.4
– –
–
1.5 1.5
1.5
0.1 1.2 1.3 1.0 – 1.4 2.7 2.5 – – –
– combined
Year 2018
Year 2017
2.0 2.0
2.0
3.7 1.3 1.2 1.3 1.5 1.5 3.8 2.7 6.3 4.9 –
2.0 2.0
2.0
4.2 1.2 1.3 1.0 – 1.4 3.9 2.7 8.8 7.6 3.6
Gold produced (000 ounces)
– underground
Year 2018
Year 2017
772.1 604.8
604.8
155.8 – – – –
– 449.0 96.7 239.1 280.5
–
ore 760.9 760.9
721.8
280.0 – – – – – 441.8 49.1 241.2 290.3 39.2
– surface ore
Year 2018
Year 2017
1,335.8 1,291.3
1,291.3
1.3 749.9 524.9 180.8 44.5 314.1 270.2 270.2 – – –
1,471.6 1,471.6
1,471
1.2 710.0 566.4 143.6 – 306.7 453.6 314.8 – – –
– total
Year 2018
Year 2017
2,107.8 2,063.3
2,063.3
157.1 749.9 524.9 180.8 44.5 314.1 886.4 366.9 239.1 280.5 –
2,232.5 2,232.5
2,193
281.3 710.0 566.4 143.6 – 306.7 895.4 363.9 241.2 290.3 39.2
Cost of sales before gold inventory
change and amortisation and depreciation
(dollar per tonne)
– underground
Year 2018
Year 2017
147 147
147
271 – – – –
–
104 80 136 94 –
129 129
132
185 – – – – – 100 64 125 91 137
– surface
Year 2018
Year 2017
26 25
25
1 26 22 34 44 24 40 40 – ; – –
27 27
27
2 26 26 ; 26 – 22 43 43 – – –
– total
Year 2018
Year 2017
42 42
42
199 26 22 34 44 24 73 47 136 94 –
43 43
42
147 26 26 26 – 22 70 45 125 91 137

Gold Fields 2018 RESULTS

Review of Operations (Unreviewed)

Quarter ended 31 December 2018
compared with quarter ended
30 September 2018
South Africa region
South Deep Project
Dec
2018
Sept
2018
Gold produced
000’oz
11.0
49.5
kg
343
1,539
Gold sold
000’oz
16.3
47.3
kg
508
1,472
Yield – underground reef
g/t
5.30
5.63
AISC
R/kg
1,834,112
758,304
US$/oz
3,906
1,663
AIC
R/kg
1,881,395
804,998
US$/oz
3,986
1,764

Regrettably, a tragic accident occurred on 12 October 2018 fatally injuring Mr. Ananias Mosololi. The mine was issued with a Section
54 instruction, halting mobile machinery and secondly to conduct an investigation. A partial upliftment was issued on 18 October
2018 with a full upliftment on 31 October 2018. 18 days of
production was either lost or significantly impacted.

South Deep embarked on a restructuring process as reported in the September quarter. The prescribed consultation process was concluded on 28 October 2018 culminating in the retrenchment of
1,092 permanent employee’s and 420 contractors. The majority union, the NUM, obtained a certificate of non-resolution from the
CCMA and issued a notice of intended industrial action on 31
October 2018. The protected industrial action commenced on 2
November 2018 and lasted 6 weeks. Employees participating in the industrial action blocked all roads to the mine, limiting access and the ability to continue with any mining operations. Production was therefore suspended and essential services continued
intermittently when access was possible. Negotiations with all levels of the union (branch, regional and national) concluded on 18
December 2018 with the signing of a new agreement that ended the industrial action. The mine resumed operations gradually from
15 December 2018. The process had a profound impact on
production with the operations suspended for 41 days with a
preceding “go slow” and acts of sabotage. It took an additional 8 days to start-up the underground sections post 15 December
2018.

Gold production subsequently decreased by 78 per cent from
1,539 kilograms (49,489 ounces) in the September quarter to 343 kilograms (11,019 ounces) in the December quarter.

Total underground tonnes mined decreased by 75 per cent from
319,000 tonnes in the September quarter to 79,000 tonnes in the
December quarter. Ore tonnes mined decreased by 78 per cent
from 277,000 tonnes to 62,000 tonnes, while underground waste mined decreased by 60 per cent from 42,000 tonnes to 17,000
tonnes. Access development in the reef areas decreased by 76 per cent from 48,800 tonnes to 11,800 tonnes. It was constrained by continued ground support and rehabilitation requirements.
Underground reef grade mined decreased by 24 per cent from
6.14 grams per tonne to 4.67 grams per tonne due to a decrease in stoping grade from 7.11 grams per tonne in the September
quarter to 4.78 grams per tonne in the December quarter as a result of loading the remainder of the broken stoping volume from the suspended lower grade 87 1W area. Total gold mined from
underground decreased by 84 per cent from 1,697 kilograms
(54,600 ounces) in the September quarter to 280 kilograms (9,000 ounces) in the December quarter, in line with volumes and grade.

Total tonnes milled decreased by 59 per cent from 387,000 tonnes in the September quarter to 159,000 tonnes in the December
quarter. Reef yield decreased 6 per cent from 5.63 grams per tonne to 5.30 grams per tonne in line with the lower reef grade.

Surface tailings material treated decreased by 4 per cent from
73,000 tonnes to 70,000 tonnes.
Gold recovered from underground amounted to 333 kilograms
(10,700 ounces) and included 53 kilograms (1,700 ounces)
released from gold-in-process. In addition, 10 kilograms (320 ounces) were recovered from the treatment of surface material.

Destress mining decreased by 70 per cent from 4,356 square
metres in the September quarter to 1,323 square metres in the
December quarter partly due to a new destress support design implemented in October 2018. In addition to the normal tendon and mesh support the design includes for shotcrete to be applied on the side walls over the mesh. This design will improve support effectiveness, excavation durability, reduce support rehabilitation cycles and reduce rock burst risk. Implementing the new design and catching up with the backlog of ground support in previously mined excavations, impacted destress progress negatively.
However, the benefits of the new support protocols are expected to be significant.

Longhole stoping decreased by 84 per cent from 188,300 tonnes to 29,700 tonnes. Development decreased by 62 per cent from
1,190 metres in the September quarter to 452 metres in the
December quarter. Development in the current mine areas
decreased by 58 per cent from 518 metres in the September
quarter to 217 metres in the December quarter. Development
North of Wrench decreased by 54 per cent from 512 metres in the
September quarter to 235 metres in the December quarter. New mine capital development on 100 level was suspended from the end of July 2018 as this activity was ahead of schedule and crews were re-allocated. New mine development amounted to 160
meters in the September quarter and to nil meters in the December quarter.

The current mine contributed 69 per cent of the total ore tonnes in the December quarter compared with 53 per cent in the
September quarter with the balance from North of Wrench. The decrease in the North of Wrench contribution was mainly due to lower destress performance as discussed above. The tonnage
contribution from longhole stoping decreased by 14 per cent from
59 per cent in the September quarter to 45 per cent in the
December quarter due to lower stope availability.

Cost of sales before amortisation and depreciation decreased by
19 per cent from R941 million (US$66 million) to R763 million
(US$52 million). Cost of sales before gold inventory change and amortisation and depreciation decreased from R975 million
(US$69 million) in the September quarter to R638 million (US$43 million) in the December quarter mainly due to lower salaries and wages, contractors and consumable costs in the December
quarter due to the industrial action. This was partially offset by a gold-in-process charge to cost of R125 million (US$9 million) in the December quarter compared with a credit to cost of R34
million (US$3 million) due to the drawdown of stockpiles in the
December quarter.

Gold Fields 2018 RESULTS
Capital expenditure decreased by 17 per cent from R214 million
(US$15 million) in the September quarter to R177 million (US$12 million) in the December quarter.
Sustaining capital expenditure increased by 5 per cent from R146 million (US$10 million) in the September quarter to R153 million
(US$11 million) in the December quarter due to an increase in major component and rebuild costs for the mine’s fleet. Non-
sustaining capital expenditure decreased by 65 per cent from R69 million (US$5 million) to R24 million (US$1 million) due to the suspension of the new mine development.
All-in sustaining costs increased by 142 per cent from R758,304 per kilogram (US$1,663 per ounce) in the September quarter to
R1,834,112 per kilogram (US$3,906 per ounce) in the December quarter mainly due to lower gold sold and higher sustaining capital expenditure, partially offset by lower cost of sales before
amortisation and depreciation.
Total all-in cost increased by 134 per cent from R804,998 per kilogram (US$1,764 per ounce) in the September quarter to
R1,881,395 per kilogram (US$3,986 per ounce) in the December quarter due to the same reasons as for all-in sustaining costs, partially offset by lower non-sustaining capital expenditure.
West Africa region
Ghana
Tarkwa
Dec
2018
Sept
2018
Gold produced
000’oz
134.0
126.5
Gold sold
000’oz
134.0
126.5
Yield g/t
1.21
1.14
AISC and AIC
US$/oz
924
972

Gold production increased by 6 per cent from 126,500 ounces in the September quarter to 134,000 ounces in the December quarter mainly due to higher yield.

Total tonnes mined, including capital waste stripping, increased by 2 per cent from 22.0 million tonnes in the September quarter to
22.5 million tonnes in the December quarter. Ore tonnes mined increased by 14 per cent from 3.5 million tonnes to 4.0 million tonnes due to increased mining volumes at Pepe and Akontansi pits in line with the mining plan.

Operational waste tonnes mined increased by 12 per cent from 6.7 million tonnes to 7.5 million tonnes due to accelerated mining at
Akontansi and Pepe pits to expose ore. Capital waste tonnes
mined decreased by 7 per cent from 11.8 million tonnes to 11.0 million tonnes. Mined grade increased by 2 per cent from 1.21 grams per tonne to 1.23 grams per tonne. Gold mined increased by 15 per cent from 136,400 ounces to 157,200 ounces as a result of increased ore tonnes mined. The strip ratio decreased from 5.3 to 4.7.

The CIL plant throughput was similar at 3.5 million tonnes Yield increased by 6 per cent from 1.14 grams per tonne to 1.21 grams per tonne mainly due to higher grade ore mined and processed.

Cost of sales before amortisation and depreciation, increased by
9 per cent from US$76 million to US$83 million mainly due to increased operational tonnes mined, partially offset by a gold-in-
process credit to costs of US$4 million in the December quarter compared with a charge to costs of US$3 million in the September quarter.
Capital expenditure decreased by 11 per cent from US$38 million to US$34 million due to lower capital stripping.

All-in sustaining costs and total all-in cost decreased by 5 per cent from US$972 per ounce in the September quarter to US$924 per ounce in the December quarter due to higher gold sold and lower capital expenditure, partially offset by increased cost of sales before amortisation and depreciation.

Damang
Dec
2018
Sept
2018
Gold produced
000’oz
40.0
51.3
Gold sold
000’oz
40.0
51.3
Yield
g/t
1.28
1.55
AISC
US$/oz
937
682
AIC US$/oz
1,601
1,288

Gold production decreased by 22 per cent from 51,300 ounces in the September quarter to 40,000 ounces in the December quarter mainly due to lower head grade and tonnes processed as a
consequence of a planned 16 day plant shutdown to replace the
SAG mill shell.
Total tonnes mined, including capital stripping, decreased by 7 per cent from 11.4 million tonnes in the September quarter to 10.6 million tonnes in the December quarter mainly due to space
constraints at the Amoanda pit given its level of maturity, which was factored in to the operational plan.
Ore tonnes mined increased by 8 per cent from 1.32 million tonnes in the September quarter to 1.43 million tonnes in the December quarter mainly from Amoanda pit area where the ore zones are exposed. Total waste tonnes mined decreased by 9 per cent from
10.1 million tonnes to 9.2 million tonnes in line with the operational plan. Capital waste tonnes included in total waste tonnes
decreased by 16 per cent from 8.1 million tonnes to 6.8 million tonnes due to lower stripping volumes from the Amoanda and
Saddle pits which are at the later stages of the current cutback.
Operational waste tonnes mined increased by 20 per cent from 2.0 million tonnes to 2.4 million tonnes also in line with the operational plan. In the December quarter total tonnes mined at Amoanda pit were 2.4 million tonnes and at DPCB were 8.2 million tonnes.
Head grade mined decreased by 13 per cent from 1.72 grams per tonne to 1.50 grams per tonne due to lower grade mined at the south of Amoanda pit. Gold mined decreased by 5 per cent from
72,700 ounces to 68,800 ounces. The strip ratio decreased from
7.7 to 6.4 due to exposed ore surfaces mined at the Amoanda pit.

Tonnes processed decreased by 10 per cent from 1.08 million
tonnes in the September quarter to 0.97 million tonnes in the
December quarter due to lower plant overall equipment availability as a result of a planned shutdown to replace the SAG mill shell.
Yield decreased by 17 per cent from 1.55 grams per tonne to 1.28 grams per tonne due to lower feed grade mined as a consequence of an increase in stockpiled tonnes processed. The SAG mill shell replacement was completed ahead of schedule during December, by which time the target of 2018 has been achieved. The strategic decision was taken to feed additional tonnes from low grade
stockpile in order not to jeopardise the 2019 plan, which required a high-grade stockpile as per the 2019 plan. In the December quarter, tonnes milled were sourced as follows: 0.84 million tonnes at 1.44 grams per tonne from the pits and 0.13 million tonnes at
1.03 grams per tonne from stockpiles. This compared with 1.02 million tonnes at 1.75 grams per tonne from the pits and 0.06

Gold Fields 2018 RESULTS

million tonnes at 1.07 grams per tonne from stockpiles in the
September quarter.

Cost of sales before amortisation and depreciation, increased by
14 per cent from US$29 million to US$33 million mainly due to higher operating tonnes mined.
Capital expenditure decreased by 11 per cent from US$35 million in the September quarter to US$31 million in the December
quarter as a result of lower capital waste tonnes mined.
Sustaining capital expenditure decreased by 25 per cent from
US$4 million to US$3 million. Non-sustaining capital expenditure decreased by 10 per cent from US$31 million to US$28 million mainly due to lower capital waste mined (6.8 million tonnes in the
December quarter compared with 8.1 million tonnes mined in the
September quarter).

All-in sustaining costs increased by 37 per cent from US$682 per ounce in the September quarter to US$937 per ounce in the
December quarter mainly due to lower gold sold and higher cost of sales before amortisation and depreciation, partially offset by lower sustaining capital expenditure.
All-in costs increased by 24 per cent from US$1,288 per ounce in the September quarter to US$1,601 per ounce in the December
quarter due to the same reasons above, partially offset by lower non-sustaining capital expenditure.
At the end of the December 2018 quarter, and 24 months into the
Damang Reinvestment Project (DRP), total material mined
amounted to 86 million tonnes, 23 per cent ahead of the project schedule. Gold produced during the same period was 324,300
ounces, 38 per cent above the DRP ounces of 235,574. The new
SAG mill shell has been installed successfully. The project capital spent to date is US$271 million versus the original DRP budget of
US$228 million.

Asanko (Equity accounted Joint Venture)
Dec
2018
Sept
2018
3 months
ended
2 months
ended
Gold produced 000’oz 59.8 39.1
Gold sold 000’oz 61.8 40.3
Yield g/t 1.46 1.54
AISC US$/oz 1,105 1,018
AIC US$/oz 1,266 1,039

Gold production of 59,800 ounces for the three months ended
December 2018 compared with 39,100 ounces for the two months ended September 2018.

Total tonnes mined of 9.7 million tonnes for the three months ended December 2018 compared with 7.1 million tonnes for the two months ended September 2018. Ore tonnes mined of 1.4
million tonnes for the three months ended December 2018
compared with 1.2 million tonnes for the two months ended
September 2018. Head grade mined of 1.51 grams per tonne for the three months ended December 2018 compared with 1.64
grams per tonne for the two months ended September 2018.

Total waste tonnes mined of 8.4 million tonnes for the three months ended December 2018 compared with 6.0 million tonnes
for the two months ended September 2018. The strip ratio of 6.1 for the three months ended December 2018 compared with 5.1 for the two months ended September 2018.
The plant throughput of 1.2 million tonnes for the three months ended December 2018 compared with 0.9 million tonnes for the two months ended September 2018. Yield of 1.46 grams per
tonne for the three months ended December 2018 compared with
1.54 grams per tonne for two months ended September 2018.

Cost of sales before amortisation and depreciation of US$53
million for the three months ended December 2018 compared with
US$30 million for the two months ended September 2018 in line with the increase in production.

Sustaining capital expenditure for the three months ended
December 2018 was US$10 million and non-sustaining capital
expenditure was US$10 million mainly due to expenditure on the haul road and other expenditure related to the Esaase project.
This compared with US$8 million and US$1 million for the two months ended September 2018 for sustaining and non-sustaining capital expenditure, respectively.

Gold Fields’ 45 per cent share of gold produced and gold sold amounted to 26,900 ounces and 27,800 ounces for the three
months ended December 2018, respectively and 17,600 ounces
and 18,100 ounces, respectively, for the two months ended
September 2018. Gold Fields share of cost of sales before
amortisation and depreciation was US$24 million for the three months ended December 2018 and US$14 million for the two
months ended September 2018. Gold Fields share in sustaining capital expenditure for the three months ended December 2018 was US$5 million and US$4 million for the two months ended
September 2018. Our share in non-sustaining capital expenditure for the three months ended December 2018 was US$5 million and
US$nil for the two months ended September 2018.

South America region
Cerro Corona
Dec
2018
Sept
2018
Gold produced 000’oz 48.4 40.7
Copper produced tonnes 8,849 8,437
Total equivalent gold produced 000’eq oz 93.2 83.2
Total equivalent gold sold 000’eq oz 87.4 80.0
Yield – gold g/t 0.98 0.77
– copper per cent 0.58 0.51
– combined eq g/t 1.81 1.51
AISC and AIC US$/oz 252 443
AISC and AIC US$/eq oz 649 691
Gold price* US$/oz 1,223 1,218
Copper price* US$/t 6,189 6,139
*
Average daily spot price for the period used to calculate total equivalent gold ounces produced.
All-in sustaining costs and total all-in for the three months ended
December 2018 of US$1,105 per ounce and US$1,266 per ounce
compared with US$1,018 per ounce and US$1,039 per ounce for
the two months ended September 2018, respectively.

Gold production increased by 19 per cent from 40,700 ounces in the September quarter to 48,400 ounces in the December quarter due to higher grades mined and processed. Copper production
increased by 5 per cent from 8,437 tonnes to 8,849 tonnes due to higher grade mined and processed. Equivalent gold production increased by 12 per cent from 83,200 ounces to 93,200 ounces mainly due to higher grade processed in line with the mining sequence.

Gold Fields 2018 RESULTS
Gold head grade increased by 18 per cent from 1.14 grams per tonne to 1.35 grams per tonne and gold recoveries increased from
66.1 per cent to 68.3 per cent, in line with the mining sequence.
Copper head grade increased by 3 per cent from 0.58 per cent to
0.60 per cent and copper recoveries increased from 86.2 per cent to 90.3 per cent. Gold yield increased by 27 per cent from 0.77 grams per tonne to 0.98 grams per tonne due to higher head grade and recovery. Copper yield increased by 14 per cent from 0.51 per cent to 0.58 per cent due to higher head grade and recovery.

In the December quarter, concentrate with a payable content of
45,494 ounces of gold was sold at an average price of US$1,227 per ounce and 8,369 tonnes of copper was sold at an average
price of US$5,426 per tonne, net of treatment and refining
charges. This compared with 38,980 ounces of gold that was sold at an average price of US$1,206 per ounce and 8,191 tonnes of copper that was sold at an average price of US$5,335 per tonne, net of treatment and refining charges, in the September quarter.

Total tonnes mined decreased by 3 per cent from 5.44 million tonnes in the September quarter to 5.25 million tonnes in the
December quarter mainly due to lower waste mined in line with the mining sequence. Ore mined increased by 5 per cent from 1.74 million tonnes to 1.82 million tonnes. Operational waste tonnes mined decreased by 7 per cent from 3.70 million tonnes to 3.43 million tonnes in line with the mining plan. The strip ratio decreased from 2.12 to 1.89.

Ore processed decreased by 6 per cent from 1.71 million tonnes to 1.60 million tonnes due to lower plant utilisation as a result of the planned plant shutdown in the December quarter.

Cost of sales before amortisation and depreciation, decreased by
3 per cent from US$39 million to US$38 million mainly due to a
US$5 million gold-in-process credit to cost in the December
quarter compared with US$1 million in the September quarter as a result of an increase in stockpiles.

Capital expenditure increased by 18 per cent from US$11 million to US$13 million due to an increase in construction activities at the tailings dam and reallocation of infrastructure related to expansion to 2030.

All-in sustaining costs and total all-in cost per gold ounce decreased by 43 per cent from US$443 per ounce in the
September quarter to US$252 per ounce in the December quarter mainly due to higher by-product credits and increased gold sold, partially offset by increased capital expenditure. All-in sustaining costs and total all-in cost per equivalent ounce decreased by 6 per cent from US$691 per equivalent ounce to US$649 per equivalent ounce due to the same reasons as above, as well as higher gold equivalent ounces sold.

Australia region
St Ives
Dec
2018
Sept
2018
Gold produced 000’oz 87.9 89.2
Gold sold 000’oz 87.9 88.9
Yield – underground g/t 3.63 3.74
– surface g/t 2.13 2.31
– combined g/t 2.53 2.58
AISC and AIC A$/oz 1,533 1,355
US$/oz 1,109 993

Gold production, decreased by 1 per cent from 89,200 ounces in the September quarter to 87,900 ounces in the December quarter.

Total ore tonnes mined decreased by 25 per cent from 0.8 tonnes in the September quarter to 0.6 million tonnes in the December quarter.

Total underground ore tonnes mined increased by 17 per cent
from 275,300 tonnes in the September quarter to 323,200 tonnes in the December quarter.

At the Hamlet underground operation, ore tonnes mined
decreased by 11 per cent from 83,300 tonnes in the September quarter to 73,800 tonnes in the December quarter. Head grade increased by 10 per cent from 3.41 grams per tonne to 3.76 grams per tonne with higher grade stopes mined during the December quarter as per the mining schedule. Gold mined from Hamlet
underground decreased by 2 per cent from 9,100 ounces to 8,900 ounces.

Operations at the Invincible underground mine continued to grow.
Ore tonnes mined increased by 30 per cent from 192,000 tonnes in the September quarter to 249,400 tonnes in the December
quarter. Head grade mined decreased by 10 per cent from 4.16 grams per tonne to 3.76 grams per tonne due to development
carried out in December quarter in lower grade areas of the mine, resulting in a decrease in grades from development ore. Gold mined from Invincible underground increased by 17 per cent from
25,700 ounces to 30,100 ounces.

Total tonnes mined at the open pits, decreased by 30 per cent from 4.7 million tonnes in the September quarter to 3.3 million tonnes in the December quarter.

At the open pit operations, ore tonnes mined decreased by 50 per cent from 0.6 million tonnes in the September quarter to 0.3 million tonnes in the December quarter with Neptune open pit the only source of ore, following the completion of mining activities at the
Invincible open pit stage 5 in the September quarter.

Grade mined from open pits, decreased by 40 per cent from 2.35 grams per tonne to 1.40 grams per tonne reflecting the lower grade ore mined from Neptune and no high grade ore delivered from
Invinsible following the completion of stage 5. Gold mined
from the open pits decreased by 69 per cent from 41,600 ounces to 13,100 ounces. In the December quarter, tonnes mined were sourced as follows: 0.3 million tonnes at 1.40 grams per tonne from Neptune and nil from Invincible. This compared with 0.3 million tonnes at 3.28 grams per tonne from Invincible and 0.3 million tonnes at 1.15 grams per tonne from Neptune in the
September quarter.
Operational waste tonnes mined decreased by 55 per cent from
1.1 million tonnes in the September quarter to 0.5 million tonnes in the December quarter and capital waste tonnes mined

Gold Fields 2018 RESULTS

decreased by 17 per cent from 3.0 million tonnes to 2.5 million tonnes. The decrease in waste tonnes mined was due to the
completion of Invincible stage 5 with the mining fleet utilised at
Neptune open pit and also performing rehabilitation works at historic waste rock dumps. Total material movements at the open pits decreased by 30 per cent from 4.7 million tonnes to 3.3 million tonnes. The strip ratio increased from 7.4 to 10.6 driven by pre-
strip activity at Neptune.

Ounces mined at the total St Ives complex decreased by 32 per cent from 76,500 ounces in the September quarter to 52,200
ounces in the December quarter due to a 50 per cent reduction in ore tonnes mined at the open pits with the completion of mining activities at Invincible open pit stage 5. At the end of the
December quarter, stockpiled Neptune high-grade oxide material amounted to 47,700 ounces (763,100 tonnes at 1.94 grams per
tonne), Invincible amounted to 100 ounces (2,000 tonnes at 1.94 grams per tonne) and A5 amounted to 7,900 ounces (174,000
tonnes at 1.41 grams per tonne). This compared with Neptune
high-grade oxide material which amounted to 65,300 ounces
(997,700 tonnes at 1.57 grams per tonne), Invincible amounted to
32,200 ounces (227,200 tonnes at 2.55 grams per tonne) and A5 amounted to 7,900 ounces (174,000 tonnes at 1.46 grams per
tonne), at the end of the September quarter. Currently, Lefroy mill can only sustain a 25 per cent oxide material blend. The excess
Neptune oxide material is stockpiled and fed to the mill so as to maintain the optimum blend.

Throughput at the Lefroy mill was similar at 1.08 million tonnes.
Yield decreased by 2 per cent from 2.58 grams per tonne to 2.53 grams per tonne due to lower grades mined.

Cost of sales before amortisation and depreciation, increased by
28 per cent from A$65 million (US$48 million) to A$83 million
(US$60 million). The increase was due to a gold inventory charge to costs of A$16 million (US$12 million) in the December quarter compared with A$nil (US$nil) in the September quarter.

Capital expenditure decreased by 6 per cent from A$50 million
(US$36 million) to A$47 million (US$34 million) due to lower capital development at Hamlet underground. Capital expenditure at
Hamlet of A$nil (US$nil) in the December quarter compared with
A$3 million (US$2 million) in the September quarter.

All-in sustaining costs and total all-in cost increased by 13 per cent from A$1,355 per ounce (US$993 per ounce) in the September
quarter to A$1,533 per ounce (US$1,109 per ounce) in the
December quarter due to higher cost of sales before amortisation and depreciation and lower gold sold, partially offset by lower capital expenditure.

Agnew
Dec
2018
Sept
2018
Gold produced
000’oz
62.4
61.3
Gold sold
000’oz
60.2
61.4
Yield
g/t
6.93
6.15
AISC and AIC
A$/oz
1,413
1,300
US$/oz
1,013
945

Gold production increased by 2 per cent from 61,300 ounces in the September quarter to 62,400 ounces in the December quarter mainly due to higher grades mined and processed.

Ore mined from underground decreased by 1 per cent from
301,800 tonnes in the September quarter to 297,400 tonnes in the
December quarter. Head grade mined decreased by 7 per cent
from 6.97 grams per tonnes to 6.49 grams per tonne mainly due to a decrease in ore mined from Waroonga’s high grade Bengal area in the December quarter. Gold mined decreased by 8 per
cent from 67,700 ounces to 62,000 ounces due to lower grades mined. In the December quarter tonnes mined were sourced as
follows: 153,800 tonnes at 8.2 grams per tonne from Waroonga and 143,600 tonnes at 4.6 grams per tonne from New Holland.
This compared with 153,200 tonnes at 10.2 grams per tonne from
Waroonga and 148,600 tonnes at 3.7 grams per tonne from New
Holland in the September quarter.

Tonnes processed decreased by 10 per cent from 310,400 tonnes in the September quarter to 279,800 tonnes in the December
quarter due to planned mill maintenance and unplanned jaw
crusher maintenance in the December quarter The combined
yield increased by 13 per cent from 6.15 grams per tonne to 6.93 grams per tonne due to the processing of high grade stockpiled material sourced from Waroonga's Bengal area in the September quarter, and the processing of a historic New Holland stockpile which returned a positive grade reconciliation.
.

Cost of sales before amortisation and depreciation, increased by
6 per cent from A$52 million (US$38 million) in the September quarter to A$55 million (US$39 million) in the December quarter mainly due to an increase in mining costs at Waroonga (A$3
million/US$2 million) as a result of increased ore development in the December quarter and mill maintenance cost (A$1
million/US$1 million) following the mill and crusher maintenance shutdown in the December quarter.

Capital expenditure increased by 13 per cent from A$24 million
(US$18 million) to A$27 million (US$20 million) mainly due to increased expenditure on a new accommodation village in the
December quarter.

All-in sustaining costs and total all-in cost increased by 9 per cent from A$1,300 per ounce (US$945 per ounce) in the September
quarter to A$1,413 per ounce (US$1,013 per ounce) in the
December quarter due to higher cost of sales before amortisation and depreciation and higher capital expenditure as well as lower gold sold.

Granny Smith
Dec
2018
Sept
2018
Gold produced
000’oz
71.0
72.1
Gold sold
000’oz
71.2
71.8
Yield
g/t
4.77
4.68
AISC and AIC
A$/oz
1,204
1,311
US$/oz
862
957

Gold production decreased by 2 per cent from 72,100 ounces in the September quarter to 71,000 ounces in the December quarter mainly due to lower tonnes processed.

Ore mined from underground increased marginally from 460,800 tonnes to 461,900 tonnes. Head grade mined increased by 4 per cent from 4.94 grams per tonne in the September quarter to 5.15 grams per tonne in the December quarter in line with the
geotechnical sequencing. As a result, overall ounces mined
increased by 5 per cent from 73,200 ounces in the September
quarter to 76,500 ounces in the December quarter.

Tonnes processed decreased by 3 per cent from 478,700 tonnes in the September quarter to 464,000 tonnes in the December
quarter due to timing of milling campaigns quarter on quarter. The

Gold Fields 2018 RESULTS
yield increased by 2 per cent from 4.68 grams per tonne to 4.77 grams per tonne due to higher head grade mined.

Cost of sales before amortisation and depreciation, increased by
2 per cent from A$60 million (US$44 million) in the September quarter to A$61 million (US$44 million) in the December quarter mainly due to a A$1 million (US$1 million) increase in mining costs as a result of increased ore mined.

Capital expenditure decreased by 27 per cent from A$30 million
(US$22 million) to A$22 million (US$15 million). The lower
expenditure was due to lower mine capital development
expenditure of A$3 million (US$2 million) with focus on ore
development, lower exploration cost (A$3 million/US$2 million)
and lower infrastructure expenditure following final payments for the new paste plant in the September quarter (A$3 million/US$2 million).

All-in sustaining costs and total all-in cost decreased by 8 per cent from A$1,311 per ounce (US$957 per ounce) to A$1,204 per ounce
(US$862 per ounce) due to lower capital expenditure, partially offset by increased cost of sales before amortisation and
depreciation and lower gold sold.

Gold Fields Dec 2018 RESULTS

SALIENT FEATURE AND COST BENCHMARKS (UNREVIEWED)
Figures are in millions
unless otherwise stated
United States Dollars
Total
Mine
Operations
Including
Equity
accounted
Joint Venture
Total
Mine
Operations
Excluding
Equity
accounted
Joint Venture
Total
Mine
Continuing
Operations
Excluding
Equity
accounted
Joint Venture
South Africa
Region
West Africa
Region
South
America
Region
Ghana
Peru
South
Deep
Total Tarkwa Damang
Asanko*
45%
Cerro
Corona
Ore milled/treated Dec 2018 8,571 8,014 8,014 159 4,986 3,457 972 557 1,602
(000 tonnes) Sept 2018 8,878 8,491 8,491 387 4,914 3,450 1,077 387 1,712
Dec 2017 8,450 8,450 8,609 557 4,479 3,307 1,172 − 1,659
Yield Dec 2018
1.8
1.8 1.8 2.1
1.2
1.2 1.3 1.5 1.8
(grams per tonne) Sept 2018 2.0 2.0 2.0 4.0 1.2 1.1 1.6 1.4 1.5
Dec 2017
2.1
2.1 2.1 4.5 1.2 1.3 0.9 − 1.5
Gold produced Dec 2018 526.5 499.6 499.6 11.0 200.9 134.0 40.0 26.9 93.2
(000 managed equivalent ounces) Sept 2018 550.7 533.1 533.1 49.5
195.5
126.5 51.3 17.6 83.2
Dec 2017 564.1 564.1 570.1 80.8 174.3 139.8 34.5 − 80.0
Gold sold Dec 2018 524.9 497.1 497.1 16.3 201.9 134.0 40.0 27.8 87.4
(000 managed equivalent ounces) Sept 2018 545.6 527.5 527.5 47.3 195.9 126.5 51.3 18.1 80.0
Dec 2017 572.0
572.0 570.3 80.4
174.3
139.8 34.5 − 88.2
Cost of sales before amortisation Dec 2018 (372.3) (348.4) (348.4) (52.0) (139.1) (82.6) (32.6) (23.9) (38.4)
and depreciation Sept 2018 (352.2) (338.7) (338.7) (66.1) (118.6) (76.0) (29.1) (13.5) (38.9)
(million) Dec 2017 (353.3) (353.1) (325.4) (75.0) (105.5) (72.3) (33.2) − (45.2)
Cost of sales before gold inventory Dec 2018 43 43 43 267 30 25 40 46 27 change and amortisation and Sept 2018 41 41 41 178 26 21 34 41 23 depreciation (dollar per tonne) Dec 2017 43 43 42 128 27 27 27 − 25
Sustaining capital Dec 2018 (134.2) (129.8) (129.8) (10.8) (42.1) (34.2) (3.4) (4.4) (12.6)
(million) Dec 2018
(142.5)
(139.0) ( (139.0) (10.5) (45.3) (38.3) (3.5) (3.5) (10.7)
Dec 2017 (178.2)
(178.2) (149.6) (22.3)
(41.8)
(41.8) (3.3) − (11.5)
Non-sustaining capital Dec 2018 (33.5) (29.0) (29.0) (1.3) (32.2)
#
– (27.7)
#
(4.5)
(million) Dec 2018 (36.3) (35.9) (35.9) (4.8) (31.5)
#
− (31.1)
#
(0.4) −
Dec 2017 (36.1) (36.1) (38.6) (8.1) (28.0)
#
− (28.0)
#
− −
Total capital expenditure Dec 2018 (167.7) (158.8) (158.8) (12.1) (74.2) (34.2) (31.1) (8.9) (12.6)
(million) Dec 2018 (178.8) (174.9) (174.9) (15.3) (76.8) (38.3) (34.6) (3.9) (10.7)
Dec 2017 (214.3) (214.3) (188.0) (30.4) (69.8) (41.8) (28.0) − (11.5)
All-in-sustaining costs Dec 2018 1,009 1,003 1,003 3,906 951 924 937 1,105 252
(dollar per ounce) Sept 2018 966 960 960 1,663 900 972 682 1,018 443
Dec 2017 945 945 945 1,209 895 871 991 − 209
Total all-in-cost Dec 2018 1,076 1,064 1,064 3,986 1,105 924 1,601 1,266 252
(dollar per ounce) Sept 2018
1,038
1,034 1,034 1,764 1,061 972 1,288 1,039 443
Dec 2017 1,013 1,013 1,310 1,310 1,055 871 1,802 − 209
United States Dollars Australian Dollars
South African
Rand
United States
Dollars
Australian
Dollars
Australia
Region
Australia
Region
South Africa
Region
Australia
Region
Australia
Region
Continuing Continuing Discontinued
Discontinued
Total St Ives
Agnew/
Lawlers
Granny
Smith
Total St Ives
Agnew/
Lawlers
Granny
Smith
South
Deep
Darlot
Darlot
Operating Results
Ore milled/treated Dec 2018
1,824 1,081 280 463 1,824 1,081 280 463 159 –
–
(000 tonnes) Sept 2018
1,866 1,077 310 479 1,866 1,077 310 479 387 –
–
Dec 2017
1,755 1,040 296 419 1,755 1,040 296 419 557 –
–
Yield Dec 2018
3.8 2.5 6.9 4.8 3.8 2.5 6.9 4.8 2.1 –
–
(grams per tonne) Sept 2018
3.7 2.6 6.2 4.7 3.7 2.6 6.2 4.7 4.0 –
–
Dec 2017
4.1 2.7 6.7 5.6 4.1 2.7 6.7 5.6 4.5 –
–
Gold produced Dec 2018
221.3 87.9 0 62.4 71.0 221.3 87.9 62.4 71.0 343 –
–
(000 managed Sept 2018
222.6 89.2 61.3 72.1 222.6 89.2 61.3 72.1 1,539 –
–
equivalent ounces) Dec 2017
229.1 90.3 63.9 74.8 229.1 90.3 63.9 74.8 2,512 –
–
Gold sold Dec 2018
219.3 87.9 60.2 71.2 219.3 87.9 60.2 71.2 508 –
–
(000 managed Sept 2018
222.1 88.9 61.4 71.8 222.1 88.9 61.4 71.8 1,472 –
–
equivalent ounces) Dec 2017
229.1 90.3 63.9 74.8 229.1 90.3 63.9 74.8 2,500 –
–
Cost of sales before Dec 2018
(142.8) (60.1) (39.2) (43.5) (198.1) (82.8) (54.7) (60.6) (762.7) –
–
amortisation and Sept 2018
(128.6) (47.5) (37.6) (43.6) (176.1) (64.6) (51.8) (59.7) (941.0) –
–
depreciation (million) Dec 2017
(127.3) (43.2) (40.3) (43.9) (165.7) (56.2) (52.4) (57.0) (1,026.9) (0.2)
(0.3)
Cost of sales before gold
inventory change and
amortisation and
Dec 2018
73 45 146 94 101 62 203 130 4,797 –
–
depreciation Dec 2018
68 43 122 87 93 60 168 120 2,494 –
–
(dollar per tonne) Dec 2017
76 51 137 97 99 66 178 126 1,748 –
–
Sustaining capital Dec 2018
(68.7) (33.8) (19.7) (15.3) (95.9) (46.9) (27.4) (21.6) (152.7) –
–
(million) Dec 2018
(76.0) (36.4) (17.7) (21.9) (103.9) (49.6) (24.2) (30.0) (145.7) –
–
Dec 2017
(102.6) (46.9) (23.3) (32.4) (133.5) (61.0) (30.3) (42.2) (303.5) –
–
Non-sustaining capital Dec 2018
− − − − − − − − (24.0) −
−
(million) Dec 2018
– – – – – – – – (68.7) –
–
Dec 2017
− − − − − − − − (55.2) −
−
Total capital Dec 2018
(68.7) (33.8) (19.7) (15.3) (95.9) (46.9) (27.4) (21.6) (176.7)
–
–
expenditure Dec 2018
(76.0) (36.4) (17.7) (21.9) (103.9) (49.6) (24.2) (30.0) (214.4)
–
–
(million) Dec 2017
(102.6) (46.9) (23.3) (32.4) (133.5) (61.0) (30.3) (42.2) (412.2) −
−
All-in-sustaining costs Dec 2018
1,003 1,109 1,013 862 1,393 1,533 1,413 1,204 1,834,112 –
–
(dollar per ounce) Sept 2018
969 993 945 957 1,325 1,355 1,300 1,311 758,304 –
–
Dec 2017
1,040 1,035 1,029 1,054 1,350 1,351 1,336 1,370 532,573 –
–
Total all-in-cost Dec 2018
1,003 1,109 1,013 862 1,393 1,533 1,413 1,204 1,881,395 –
–
(dollar per ounce) Sept 2018
969 993 945 957 1,325 1,355 1,300 1,311 804,998 –
–
Dec 2017
1,040 1,035 1,029 1,054 1,350 1,351 1,336 1,370 576,043 –
–
Average exchange rates were US$1 = R14.27, US$1 = R14.03 and US$1 = R13.69 for the December Dec 2018, September Dec 2018 and December Dec 2017 quarters, respectively.
The Australian/US dollar exchange rates were A$1 = US$0.72, A$1 = US$0.73 and A$1 = US$0.77 for the December Dec 2018, September Dec 2018 and December Dec 2017 quarters, respectively.
Figures may not add as they are rounded independently.
#
Relates to non-sustaining capital expenditure for Damang re-investment project .
* Equity accounted Joint Venture

Gold Fields 2018 RESULTS
UNDERGROUND AND SURFACE (UNREVIEWED)
United States Dollars
Imperial ounces with metric
tonnes and grade
Total Mine
Operations
Including
Equity
accounted
Joint
Venture
South
Africa
Region
West
Africa
Region
South
America
Region
Australia
Region
Ghana Peru Continuing
South
Deep
Total Tarkwa Damang
Asanko
#
45%
Cerro
Corona
Total St Ives
Agnew/
Lawlers
Granny
Smith
Tonnes mined Dec 2018 1,144 62 – – – – – 1,082 323 297 462
(000 tonnes)* Sept 2018
1,314 277 – – – – – 1,037 275 302 461
– underground ore Dec 2017 1,154 336 – – – – – 818 97 313 408
Dec 2018 17 17 – – – – – – – – –
– underground waste Sept 2018
42 42 – – – – – – – – –
Dec 2017 58 58 – – – – – – – – –
Dec 2018 8,113 – 6,005 3,963 1,427 616 1,819 289 289 – –
– surface ore Sept 2018
7,645 – 5,352 3,511 1,317 525
1,741 552 552 – –
Dec 2017
7,761 – 4,992 4,240 752 – 1,753 1,016 1,016 – –
Dec 2018 9,274 79 6,005 3,963 1,427 616 1,819 1,371 611 297 462
– total Sept 2018 9,000 319 5,352 3,511 1,317 525 1,741 1,589 827 302 461
Dec 2017
8,973 394 4,992 4,240 752 – 1,753 1,834 1,113 313 408
Grade mined Dec 2018 5.2 4.7 – – – – – 5.1 3.8 6.5 5.2
(grams per tonne) Sept 2018
5.6 6.1 – – – – – 5.3 3.9 7.0 4.9
– underground ore Dec 2017
5.9 6.2 – – – – – 5.6 3.7 6.2 5.6
Dec 2018
– – – – – – – – – – –
– underground waste Sept 2018
– – – – – – – – – – –
Dec 2017 – – – – – – – – – – –
Dec 2018
1.4 – 1.2 1.2 1.5 1.5 1.4 1.4 1.4 – –
– surface ore Sept 2018 1.4 – 1.4 1.2 1.7 1.5 1.1 2.3 2.3 – –
Dec 2017
1.5 – 1.3 1.3 1.1 – 1.1 3.0 3.0 – –
Dec 2018
1.9 3.8 1.2 1.2 1.5 1.5 1.4 4.3 2.7 6.5 5.2
– total Sept 2018 2.0 5.3 1.4 1.2 1.7 1.5 1.1 4.3 2.9 7.0 4.9
Dec 2017
2.1 5.3 1.3 1.3 1.1 – 1.1 4.2 3.1 6.2 5.6
Gold mined Dec 2018
186.6 9.0 – – – – – 177.6 39.1 62.0 76.5
(000 ounces)* Sept 2018 230.2 54.6 – – – –
–
175.6 34.8 67.7 73.2
– underground ore Dec 2017
210.9 64.5 – – – – – 146.4 11.4 62.2 72.8
Dec 2018
– – – – – – – – – – –
– underground waste Sept 2018 – – – – – – – – – – –
Dec 2017
– – – – – – – – – – –
Dec 2018
347.6 0.3 255.3 157.2 68.8 29.3
79.0 13.1 13.1 – –
– surface ore Sept 2018
339.6 0.4 233.7 136.4 72.7 24.7 64.0 41.6 41.6 – –
Dec 2017 362.2 – 202.4 176.7 25.7 – 60.6 99.2 99.2 – –
Dec 2018
534.2 9.3 255.3 157.2 68.8 29.3
79.0 190.7 52.2 62.0 76.5
– total Sept 2018
569.9 54.9 233.7 136.4 72.7 24.7 64.0 217.3 76.5 67.7 73.2
Dec 2017
573.1 64.5 202.4 176.7 25.7 – 60.6 245.6 110.6 62.2 72.8
Ore milled/treated Dec 2018
1,096 63 – – – – – 1,033 289 280 463
(000 tonnes)* ^ Sept 2018
1,264 271 – – – – – 993 204 310 479
– underground ore Dec 2017
1,169 414 – – – – – 755 40 296 419
Dec 2018
26 26 – – – – – – – – –
– underground waste ^
Sept 2018
42 43 – – – – – – – – –
Dec 2017
39 39 – – – – – – – – –
Dec 2018
7,449 70 4,986 3,457 972 557 1,602 792 792 – –
– surface ore Sept 2018 7,572 73 4,914 3,450 1,077 387 1,712 873 873 – –
Dec 2017
7,242 104 4,479 3,307 1,172 – 1,659 1,000 1,000 – –
Dec 2018
8,571 159 4,986 3,457 972 557 1,602 1,825 1,081 280 463
– total Sept 2018 8,878 387 4,914 3,450 1,077 387 1,712 1,866 1,077 310 479
Dec 2017
8,450 557 4,479 3,307 1,172 – 1,659 1,755 1,040 296 419
Yield Dec 2018 5.1 5.3 – – – – – 5.0 3.6 7.0 4.9
(Grams per tonne) Sept 2018 4.9 5.6 – – – – – 4.9 3.7 6.2 4.7
– underground ore Dec 2017
5.7 6.0 – – – – – 5.9 2.9 6.8 5.5
Dec 2018
– – – – – – – – – – –
– underground waste Sept 2018 – – – – – – – – – – –
Dec 2017 – – – – – – – – – – –
Dec 2018
1.3 0.1 1.2 1.2 1.3 1.5
1.8 2.1 2.1 – –
– surface ore Sept 2018 1.5 0.1 1.2 1.1 1.6 1.4 1.5 2.3 2.3 – –
Dec 2017
1.5 0.1 1.2 1.3 0.9 – 1.5 2.7 2.7 – –
Dec 2018
1.8 2.1 1.2 1.2 1.3 1.5
1.8 3.8 2.5 6.9 4.8
– combined Sept 2018
2.0 4.0 1.2 1.1 1.6 1.4 1.5 3.7 2.6 6.2 4.7
Dec 2017
2.1 4.5 1.2 1.3 0.9 – 1.5 4.1 2.7 6.7 5.6
Gold produced Dec 2018
177.7 10.7 – – – – – 167.0 33.6 62.4 71.0
(000 ounces)* Sept 2018
207.1 49.2 – – – – – 157.9 24.5 61.3 72.1
– underground ore Dec 2017
222.9 80.5 – – – –
–
142.4 3.7 63.9 74.8
Dec 2018 – – – – – – – – – – –
– underground waste Sept 2018
– – – – – – – – – – –
Dec 2017 – – – – – – – – – – –
Dec 2018
348.8 0.3 200.9 134.0 40.0 26.9
93.2 54.3 54.3 – –
– surface ore Sept 2018
343.8 0.3 195.5 126.5 51.3 17.6
83.2 64.7 64.7 – –
Dec 2017 341.3 0.3 174.3 139.8 34.5 – 80.0 86.6 86.6 – –
Dec 2018
526.5
11.0 200.9 134.0 40.0 26.9 93.2 221.3 87.9 62.4 71.0
– total Sept 2018
550.7 49.5 195.5 126.5 51.3 17.6
83.2 222.6 89.2 61.3 72.1
Dec 2017 564.4 80.8 174.3 139.8 34.5 – 80.0 229.1 90.3 63.9 74.8
Cost of sales before gold
inventory change and
amortisation and
depreciation
(dollar per tonne)
Dec 2018 132 476 – – – – – 99 64 146 94
`
Sept 2018
131 221 – – – – – 30 30 122 87
– underground Dec 2017 132 156 – – – – – 110 53 137 97
Dec 2018
30 3 30 25 40
46
27 37 37 –
–
– surface Sept 2018
26 2 26 21 34 41 23 47 47 –
–
Dec 2017 29 3 27 27 27 – 25 50 50 –
–
Dec 2018
43 267 30 25 40 46
27 73 45 146 94
– total Sept 2018
41 178 26 21 34 41
23 68 43 122 87
Dec 2017 43 128 27 27 27 – 25 76 51 137 97
* Excludes surface material at South Deep.
#
Includes only 45 per cent of Asanko (Equity accounted Joint Venture).
^  Reef and ore milled were adjusted.

Gold Fields 2018 RESULTS

ADMINISTRATION AND CORPORATE INFORMATION
Corporate Secretary
Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: lucy.mokoka@goldfields.com
Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom secretaries
London
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
e-mail: general@corpserv.co.uk
American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon Shareowner Services
P O Box 30170
College Station, TX 77842-3170

Overnight correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
e-mail: shrrelations@cpushareownerservices.com

Phone numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
e-mail: thomas.mengel@goldfields.com
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.com
Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Link Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
Calls cost 12p per minute plus your phone company's access
charge.
If you are outside the United Kingdom,
please call +44 371 664 0300.
Calls outside the United Kingdom will be charged at the applicable international rate.
The helpline is open between 9:00am – 5:30pm. Monday to Friday excluding public holidays in England and Wales.
e-mail:enquires@linkgroup.co.uk
Website
WWW.GOLDFIELDS.COM
Listings
JSE / NYSE / GFI
SWX: GOLI
CA Carolus°
(Chair)
RP Menell° (Deputy Chair) NJ Holland*
· (Chief Executive Officer)
PA Schmidt ·
(Chief Financial Officer)
A Andani
#
° PJ Bacchus° TP Goodlace° C Lettonˆ° P Mahanyele-Dabengwa · SP Reidˆ° YGH Suleman°
ˆ Australian * British
#
Ghanaian
° Independent Director · Non-independent Director

Gold Fields 2018 H1 RESULTS
INDEPENDENT AUDITOR’S REVIEW REPORT ON CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
To the shareholders of Gold Fields Limited
We have reviewed the condensed consolidated financial
statements of Gold Fields Limited, contained in the
accompanying preliminary report, which comprise the
condensed consolidated statement of financial position as at 31
December 2018 and the condensed consolidated income
statement and the condensed consolidated statements of
comprehensive income, changes in equity and cash flows for the year then ended, and selected explanatory notes, and the
segmental financial results as set out on pages 19 – 29.

Directors’ Responsibility for the Condensed Consolidated
Financial Statements
The directors are responsible for the preparation and
presentation of these condensed consolidated financial
statements in accordance with the requirements of the JSE
Limited Listings Requirements for preliminary reports, as set out in the “Basis for preparation” note to the financial statements, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express a conclusion on these financial statements. We conducted our review in accordance with
International Standard on Review Engagements (ISRE) 2410,
which applies to a review of historical information performed by the independent auditor of the entity. ISRE 2410 requires us to conclude whether anything has come to our attention that
causes us to believe that the financial statements are not
prepared in all material respects in accordance with the
applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.
A review of financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures,
primarily consisting of making inquiries of management and
others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.

The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with
International Standards on Auditing. Accordingly, we do not
express an audit opinion on these financial statements.

Conclusion
Based on our review, nothing has come to our attention that
causes us to believe that the condensed consolidated financial statements of Gold Fields Limited for the year ended 31
December 2018 are not prepared, in all material respects, in accordance with the requirements of the JSE Limited Listings
Requirements for preliminary reports, as set out in the “Basis for preparation” note to the financial statements, and the
requirements of the Companies Act of South Africa.
KPMG Inc.
Registered Auditor
Per Mandy Watson
Chartered Accountant (SA)
Registered Auditor
Director

15 February 2019
85 Empire Road
Parktown
South Africa

Gold Fields 2018 RESULTS

Certain forward looking statements
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the
Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’
financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Such forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "anticipates", "aims", "continues", "expects",
"hopes", "may", "will", "would" or "could" or, in each case, their negative or other various or comparable terminology.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold
Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgment of the senior management of Gold
Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
·   overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
·   changes in assumptions underlying Gold Fields’ mineral reserve estimates;
·   the ability of the Group to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
·   the ability of the Group to achieve anticipated efficiencies and other cost savings as a result of measures such as retrenchments;
·   the ability of the Group to achieve anticipated production cost estimates at existing operations, projects or joint ventures as outlined in this report or as otherwise disclosed;
·   the success of the Group’s business strategy, development activities and other initiatives;
·   the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
·   decreases in the market price of gold or copper;
·   the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Fields’ operations, projects or joint ventures;
·   the occurrence of work stoppages related to health and safety incidents at Gold Fields’ operations, projects or joint ventures;
·   the Group’s loss of senior management or inability to hire or retain employees;
·   fluctuations in exchange rates, currency devaluations and other macro-economic monetary policies;
·   ongoing or future labour disruptions and industrial actions at Gold Fields’ operations, projects or joint ventures;
·   power cost increases as well as power stoppages, fluctuations and usage constraints;
·   supply chain shortages and increases in the prices of production imports;
·   the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;
·   the adequacy of the Group’s insurance coverage;
·   the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
·   changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting Gold Fields’ mining and mineral rights;
·   fraud, bribery or corruption at Gold Fields’ operations, projects or joint ventures that leads to censure, penalties or negative reputational
·   impacts; and
·   political instability in South Africa, Ghana, Peru or regionally in Africa or South America.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 15 February 2019
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer